Form 10-K, Exhibit 13
period 1995-12-30
FARR CO
filed 1996-03-28
CIK 34629

Exhibit 13





                                  FARR COMPANY



                               A PERIOD OF CHANGE



                        (bar graph showing 1994 and 1995
                       quarterly net profits appears here)


Measurement
  Period                Net Profits
 (Quarter)              (thousands)
 ---------              -----------
1994 - Q1                $ (415)
     - Q2                $ (625)
     - Q3                $  275
     - Q4                $  410
1995 - Q1                $  633
     - Q2                $  675
     - Q3                $  726
     - Q4                $1,090





                               1995 ANNUAL REPORT

EVIDENCE OF CHANGE

               SALES                                  NET PROFIT


   (bar graph showing 1994 and 1995       (bar graph showing 1994 and 1995
    quarterly sales, in millions)        quarterly net profits, in thousands)






           LONG TERM DEBT                      MARKET CAPITALIZATION


  (bar graph showing 1994 and 1995       (bar graph showing 1994 and 1995
   end of quarter long term debt,        quarterly market capitalization,
           in millions)                            in millions)





Measurement                                Long          Market
 Period           Sales      Net Profits   Term Debt    Capitalization
(quarter)       (millions)   (thousands)   (millions)     (millions)
---------       ----------   -----------   ----------     ----------

1994 - Q1         $25.2        $ (415)      $22.9           $23.4
     - Q2         $26.5        $ (625)      $22.5           $17.9
     - Q3         $27.5        $  275       $22.0           $25.7
     - Q4         $27.8        $  410       $20.9           $22.5
1995 - Q1         $27.3        $  633       $17.7           $24.4
     - Q2         $28.7        $  675       $17.5           $27.6
     - Q3         $28.4        $  726       $16.5           $31.3
     - Q4         $28.9        $1,090       $10.1           $29.5


FINANCIAL HIGHLIGHTS

(In thousands, except per share items)        1995        1994        1993
===========================================================================
Net sales                                  $113,275    $106,989    $112,363

Income (loss) before income taxes             5,163   (     642)      2,161

Income tax provision (benefit)                2,039   (     287)        728

Net Income (loss)                             3,124   (     355)      1,284

Net Income (loss) per common share              .85   (     .10)        .35

Current assets                               38,928      40,075      37,653

Current liabilities                          18,745      18,293      16,800

Working capital                              20,183      21,782      20,853

Long-term debt, net of current portion        9,412      18,957      21,913

Property, plant, and equipment, net          16,406      17,930      21,914

Stockholders' Investment                     24,785      21,172      21,605
===========================================================================


ABOUT THE COMPANY

         Farr Company's basic business is the control of particulate and vapor contaminants in air and liquids. The Company is engaged in the design, development, manufacture, sale and service of filters and filtration systems. These products are used for a wide variety of applications including heating, ventilation and air conditioning systems, manufacturing and process cleanrooms, special filters for original equipment manufacturers, natural gas, gasoline and diesel-powered engines, railroad locomotives, dust collection systems and gas turbines. Air filter efficiencies range from 20 percent (on outdoor air) in disposable products to 99.9999+ percent (@ .12 microns particulate) in cleanroom products. Products are available as standard items or may be custom engineered. They range in size and complexity from a small throwaway air filter to a large gas turbine system with a single filter component module weighing in excess of twenty tons. Products are sold throughout the world. Sales are made through direct Company salesmen, manufacturer's representatives, distributors and foreign licensees.

To Our Shareholders:


As predicted a year ago, 1995 was a period during which our major efforts were shifted from being principally that of problem solving and damage control to pursuing opportunities and developing new ideas. The problem solving was high priority and the results are strongly evident in every facet of the Company.

For the year of 1995, net profit was $3,124,000 or 85 cents per share, up from a loss of $355,000 or 10 cents per share in 1994.

Sales for 1995 advanced to a record $113,275,000 or a 6 percent increase from $106,989,000 in 1994. The increase in sales during 1995 was spread across all of the Company's markets.

Sales for 1995 were up due to improved quality and delivery times coupled with the renewed confidence and effort of the sales organization. Costs are down due to improved manufacturing procedures, lower waste, better expense control and improved efficiency in almost everything we do.

The charts on the inside cover graphically show the cumulative effects of the many improvements made throughout the Company.

In 1995, the Company reduced its long-term debt by over $10 million. This debt reduction was primarily accomplished through increased profits, net loss tax credit carryforward, the sale of our Rialto facility, capital spending conservation and controls aimed at minimizing our working capital requirements.

In addition to debt reduction in 1995, we leveraged our improved financial position and performance to negotiate reductions in the cost of borrowed capital from our lenders. The decreases in both our borrowing amounts and interest rates will significantly decrease 1996 interest expense and will contribute towards improving profit performance. The new borrowing arrangements also relieve us of some peripheral charges and onerous terms and conditions.

While the numerical results are important, more encouraging are the cultural changes that are taking place and the effects of these changes on the future growth and success of the business. Higher levels of accomplishment are being displayed by all of our managers as they fine-tune the Farr business machine.

During the year, the Company's various U. S. retirement benefit programs were replaced with a single 401(K) retirement plan. The new plan provides employees with a basic retirement benefit which is 100% Company funded. It also affords employees the opportunity for additional investment with matching participation by the Company up to certain levels. The former retirement plans were difficult to understand and administrate and did not provide adequate retirement benefits for all employees. This has been well received and it is felt that this improved benefit will be an important factor in attracting and retaining good employees needed for further growth and success.

Obviously we are pleased with the results to date, but more importantly, there still remain many opportunities for improvements and these are being identified and undertaken on an ongoing vigorous basis. One of these operating improvements is the reorganization of our manufacturing and distribution operations in North America in which, taking advantage of NAFTA, we will be able to supply the northeast United States from our Canadian facility. This and other improvements should manifest themselves in continued performance improvement.

The business pace at Farr has quickened and morale and enthusiasm have developed to higher levels as we see previous failures converted to successes and new programs implemented with goals being realized.

In addressing the matter of what the future holds for your Company, it is worthwhile to restate some significant parameters. Farr is:

o        In a growing industry.

o        A recognized leader in several areas of filtration.

o The possessor of considerable technology in product development, product application and manufacturing.

o        Well structured for growth in several markets.

We believe that our long term growth in revenue and profit will come from new and higher performing products which meet the growing needs for a cleaner environment.

Many projects are underway for such product enhancements as well as new products. Several of these have come to fruition and are just now beginning to enter the market. Others will be ready during 1996 while longer range ideas are being formulated.

All of this creates an aura of excitement and enthusiasm at Farr as we see the potential for these new ideas in the marketplace. The die is cast, the management team is committed and we believe in what we are doing and where we are heading.

Admittedly, this is a slow process but we are exerting much effort to move things along at the fastest pace -- in the end the market will make its own determination of our success.

While we are happy to recognize 1995 as a turnaround year for Farr Company, we are also saddened by the passing in January 1996 of its remaining founder, Chairman Emeritus Morrill Spencer Farr who had devoted almost 60 years to the endeavor bearing his name.

We believe the future remains bright for Farr Company and its dedicated employees without whom there would be no enterprise at all. Your management team also joins us in appreciation of the support shown by our shareholders -- we are dedicated to achievement and continuous improvement.






  H. Jack Meany                           John C. Johnston
  Chairman and Chief Executive Officer    President and Chief Operating Officer



John C. Johnston, a former Farr manager, returned to the Company as Vice President in January 1995 from J. D. Easton, Inc. where he was President of Easton Aluminum, Van Nuys Division. He was elected President and Chief Operating Officer of Farr Company on February 27, 1996.


CONSOLIDATED BALANCE SHEETS
FARR COMPANY AND SUBSIDIARIES

                                            December 30, 1995 December 31, 1994
                                            ----------------- -----------------
Assets
Current Assets:
  Cash and cash equivalents                       $   812,000       $   127,000
  Accounts receivable, less allowances of
     $214,000 in 1995 and $266,000 in 1994         20,077,000        21,011,000
  Inventories                                      15,437,000        14,655,000
  Prepaid expenses                                    622,000           597,000
  Asset held for sale                                                 2,083,000
  Deferred income tax benefit                       1,980,000         1,602,000
                                                   ----------        ----------
    Total current assets                           38,928,000        40,075,000
                                                   ----------        ----------
Property, plant and equipment at cost
  Land                                              2,094,000         2,092,000
  Buildings and improvements                       15,231,000        14,879,000
Machinery and equipment                            33,829,000        33,766,000
                                                  -----------       -----------
                                                   51,154,000        50,737,000
  Less accumulated depreciation and amortization   34,748,000        32,807,000
                                                  -----------       -----------
                                                   16,406,000        17,930,000
Investments and other                                 236,000         1,264,000
                                                  -----------       -----------
                                                  $55,570,000       $59,269,000
                                                  ===========       ===========

Liabilities & Stockholders' Investment
Current Liabilities:
  Notes payable to banks                          $   432,000       $
  Current portion of long-term debt                   664,000         2,012,000
  Accounts payable                                  8,875,000         8,326,000
  Accrued liabilities                               8,248,000         7,692,000
  Income taxes payable and current deferred
    income taxes                                      526,000           263,000
                                                  -----------      ------------
  Total current liabilities                        18,745,000        18,293,000
                                                  -----------      ------------
Long-term debt, net of current portion              9,412,000        18,957,000
Deferred income taxes                               2,628,000           847,000
Commitments and contingencies
Stockholders' investment
  Common stock, $.10 par value -
    Authorized - 10,000,000 shares
    Outstanding 3,794,336 shares at
      December 30, 1995 and 3,782,806 shares
      at December 31, 1994                            362,000           368,000
  Additional paid-in capital                       11,668,000        12,005,000
  Cumulative translation adjustments               (1,624,000)       (1,847,000)
  Retained earnings                                14,379,000        11,281,000
  Loans to ESOPs                                                       (635,000)
                                                  -----------       -----------
    Total stockholders' investment                 24,785,000        21,172,000
                                                  -----------       -----------
                                                  $55,570,000       $59,269,000
                                                  ===========       ===========

The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED OPERATIONS STATEMENTS
FARR COMPANY AND SUBSIDIARIES

For the Years Ended                           December 30, 1995  December 31, 1994  January 1, 1994
--------------------------------------------  -----------------  -----------------  ---------------

Net Sales                                        $113,275,000       $106,989,000      $112,363,000
Costs and Expenses:
  Cost of sales                                    85,496,000         84,437,000        87,489,000
  Selling, general and administrative expenses     20,956,000         20,065,000        20,268,000
  Interest expense                                  1,796,000          2,129,000         2,445,000
  Restructuring costs                                 540,000          1,000,000
  Gain on sale of assets                             (676,000)
                                                 ------------      -------------     -------------
Total Costs and Expenses                          108,112,000        107,631,000       110,202,000
                                                 ------------      -------------     -------------
Income (Loss) Before Income Taxes                   5,163,000      (     642,000)        2,161,000
Income Tax (Benefit) Provision                      2,039,000      (     287,000)          728,000
                                                 ------------      -------------     -------------
Income (Loss) Before Extraordinary Item             3,124,000      (     355,000)        1,433,000
Extraordinary Item                                                                        (149,000)
                                                 ------------      -------------     -------------
Net Income (Loss)                                $  3,124,000      ($    355,000)     $  1,284,000
                                                 ============      =============     =============


Income (Loss) Before Extraordinary
  Item per common share                           $       .85       ($       .10)     $        .39
Extraordinary Item per common share                                                  (         .04)
                                                  -----------       ------------     -------------
Net Income (Loss) per common share                $       .85       ($       .10)     $        .35
                                                  ===========       ============     =============

The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FARR COMPANY AND SUBSIDIARIES


                                                                                         Cumulative
For the Years Ended December 30, 1995,          Common     Additional        Retained    Translation    Loans to
December 31, 1994 and January 1, 1994            Stock    Paid-in Capital    Earnings    Adjustments      ESOPs
----------------------------------------       ---------  ---------------  -----------  -------------  ----------

Balance-- January 2, 1993                       $367,000    $11,909,000    $10,377,000   ($1,188,000)   ($876,000)
  Exercise of Stock Options                        2,000        112,000
  Cumulative Translation Adjustment                                                      (   451,000)
  Treasury Stock Acquired-- 8,235 shares       (   1,000)  (     26,000)  (     25,000)
  Principal Loan Payments from ESOPs                                                                      121,000
  Net Income                                                                 1,284,000
                                               ---------   ------------   ------------   -----------    ---------
Balance-- January 1, 1994                        368,000     11,995,000     11,636,000   ( 1,639,000)   ( 755,000)
  Exercise of Stock Options                                      10,000
  Cumulative Translation Adjustment                                                      (   208,000)
  Principal Loan Payments from ESOPs                                                                      120,000
  Net Loss                                                                (    355,000)
                                               ---------   ------------   ------------   -----------    ---------
Balance-- December 31, 1994                      368,000    12,005,000      11,281,000   ( 1,847,000)   ( 635,000)
  Exercised and Granted Stock Options              1,000       174,000
  Cumulative Translation Adjustment                                                          223,000
  Principal Loan Payments from ESOP's                                     (     26,000)                   635,000
  Treasury Stock Acquired - 66,033 shares      (   7,000)  (   511,000)
  Net Income                                                                 3,124,000
                                               ---------   ------------   ------------   -----------    ---------
Balance -- December 30, 1995                    $362,000   $11,668,000     $14,379,000   ($1,624,000)    $      0
                                               =========  ============    ============   ===========    =========

The accompanying notes are an integral part of these statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
FARR COMPANY AND SUBSIDIARIES


For the Years Ended                                  December 30, 1995  December 31, 1994   January 1, 1994
-------------------                                  -----------------  -----------------   ---------------

Operating Activities:
  Net Income (Loss)                                      $ 3,124,000       ($   355,000)       $1,284,000
    Adjustments to reconcile net (loss) income
      to net cash provided by operating activities:
      Depreciation and amortization                        3,299,000          3,308,000         3,482,000
      Provision for loss on accounts receivable              151,000            202,000           330,000
      Change in deferred income taxes                      1,501,000       (    466,000)          177,000
      Extraordinary item                                                                          149,000
      Exchange loss (gain)                                    14,000       (    128,000)          304,000
      Net (gain) loss on sale/retirement of
        property, plant and equipment                   (    701,000)            33,000            94,000
      Provision for (gain) loss on investments          (    115,000)           170,000
   Change in assets and liabilities
     Inventories                                        (    734,000)           815,000         2,251,000
     Receivables and prepaid expenses                      1,186,000       (  1,393,000)      (   594,000)
     Accounts payable and accrued expenses                 1,104,000          1,695,000       ( 1,669,000)
     Income taxes payable                               (    100,000)      (    103,000)        1,340,000
                                                        ------------       ------------       -----------
     Net cash provided by operating activities             8,729,000          3,778,000         7,148,000
                                                        ------------       ------------       -----------
Investing Activities:
  Purchases of property, plant and equipment            (  1,163,000)      (    987,000)      (   674,000)
  Proceeds from sale of property, plant and
    equipment                                              2,945,000                               44,000
  Proceeds from sale of investments                          567,000
                                                        ------------       ------------       -----------
     Net cash provided by (used in) investing activities   2,349,000       (    987,000)      (   630,000)
                                                        ------------       ------------       -----------
Financing Activities:
  Proceeds from revolving line of credit and
    long-term debt                                           432,000         18,939,000
  Principal payments on revolving line of credit
    and long-term debt                                  ( 10,893,000)      ( 21,843,000)      ( 6,765,000)
  Principal payments received on ESOP loans                  635,000            120,000           121,000
  Deferred financing costs                                                 (    552,000)      (    26,000)
  Proceeds from sale of stock, stock option plans            175,000             10,000           114,000
  Treasury stock acquired (66,033 and 8,235
    shares in 1995 and 1993, respectively)              (    518,000)                         (    52,000)
  Other                                                 (    167,000)
                                                         -----------       ------------       -----------
     Net cash used in financing activities              ( 10,336,000)      (  3,326,000)      ( 6,608,000)
                                                         -----------       ------------       -----------
  Effect of Exchange Rate Changes on Cash               (     57,000)      (      9,000)      (    33,000)
    Increase (decrease) in cash and cash equivalents         685,000       (    544,000)      (   123,000)
  Cash and Cash Equivalents at Beginning of Period           127,000            671,000           794,000
                                                        ------------       ------------       -----------
  Cash and Cash Equivalents at End of Period             $   812,000        $   127,000       $   671,000
                                                        ============       ============       ===========


The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         FARR COMPANY AND SUBSIDIARIES

1.  SIGNIFICANT ACCOUNTING POLICIES

         Farr Company and its wholly-owned subsidiaries (the "Company") has prepared its financial statements in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following are the Company's significant accounting policies:

   Basis of Presentation -- Farr Company is a multinational company engaged principally in the design, development, manufacture, sale and service of air and liquid filters. The principal market for the Company's products and services are North American based commercial wholesale distributors, HVAC OEMs and contractors and transportation businesses. The accompanying consolidated financial statements include the accounts of Farr Company and its wholly-owned subsidiaries. A functional currency has been determined for each foreign entity of the Company, and the exchange gain or loss from translating the foreign currency statements to their U. S. dollar equivalents at the rates of exchange in effect at the end of each period is charged or credited to cumulative translation adjustments within stockholders' investment. Differences from converting nonfunctional to functional currencies and transaction gains and losses are included in income. During 1995, 1994 and 1993, $14,000 was charged, $128,000 was credited and $304,000 was charged to income, respectively.

   Accounting Period -- The Company's fiscal year ends on the Saturday closest to December 31. The fiscal year ended December 30, 1995, December 31, 1994 and January 1, 1994, were all comprised of fifty-two weeks.

   Cash and Cash Equivalents -- Cash includes currency on hand, demand deposits with financial institutions and investments with original maturities of three months or less.

   Inventories --  Inventories  include  material,  labor and factory  overhead.
         Domestic inventories are stated at cost, determined by the last-in, first-out method. All other inventories are stated at the lower of cost, using the first-in, first-out method, or market.

   Property, Plant and Equipment -- The cost of property, plant and equipment is depreciated over the estimated useful lives of the respective assets, using declining-balance and straight-line methods, based upon the following lives.

         Building and improvements             10  -  40 years
         Machinery and equipment                3  -  12 years

         Maintenance and repairs are charged to expense as incurred and the cost of additions and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and the related accumulated depreciation accounts are relieved, and any resulting gains or losses from sales or retirements, are reflected in income.

   Investments and Other -- Investments and other include intangible assets that are amortized on a straight-line basis over various periods of time ranging from 3 to 5 years. The accumulated amount of amortization at December 30, 1995 and December 31, 1994 was $950,000, and $1,228,000,
         respectively. In 1992, pursuant to an employment contract, the Company invested $350,000 in a private residence of the Company's former Chairman, President and Chief Executive Officer. This residence was sold in 1994 and in February 1995, the Company settled this investment.

   Product Engineering and Development -- Engineering and development costs aggregating $2,251,000, $2,221,000 and $2,048,000 in 1995, 1994, and
         1993, respectively, for new products or improvements of existing products, were expensed as incurred.

   Revenue Recognition -- Revenue is recognized at the time the product is shipped to the customer.

   Income Taxes -- The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Incomes Taxes," which requires the use of the liability method of accounting for deferred income taxes. The provision for income taxes includes Federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

In 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121 - "Accounting for the Impairment of Long Lived Assets to Be Disposed Of" (FASB No. 121), effective for 1996. The Company is completing an analysis of FASB No. 121 which is not expected to have a material impact on the Company's results of operations or financial position.

     Certain reclassifications have been made to the prior years' financial statements to conform with current year presentation.

FARR COMPANY AND SUBSIDIARIES

2.  INVENTORIES

         Domestic inventories totaling $11,140,000 and $10,908,000 at December 30, 1995 and December 31, 1994, respectively, are stated at cost determined by the last-in, first-out method. If the first-in, first-out method of inventory valuation had been used, inventories would have been $6,857,000 and $6,713,000 higher than reported at December 30, 1995 and December 31, 1994, respectively.

3.  RESTRUCTURING COSTS

         In the fourth quarter of 1995, the Company recorded a restructuring charge of $360,000 related to the costs associated with the reorganization of its manufacturing and distribution operations in North America. This reorganization is being implemented as part of the Company's effort to consolidate manufacturing and distribution operations and increase production efficiency, asset utilization and profitability. The charge was comprised of $230,000 of work force related costs (approximately 40 people) and $130,000 for facility related costs. The majority of the costs associated with this restructuring are planned to be incurred during the first quarter of 1996. At December 30, 1995, the balance of this restructuring charge was approximately $308,000 and was included as a component of accrued liabilities in the accompanying Consolidated Balance Sheets.

                  In the second quarter of 1994, the Company recorded a restructuring charge of $1,000,000 related to the costs associated with closing its manufacturing facility located in Rialto, California. This plant was closed as part of the Company's effort to consolidate manufacturing operations and increase production efficiency, asset utilization and profitability. This facility was sold during the fourth quarter of 1995. As of December 31, 1994 this facility's net book value was classified in current assets.

                  The Company recorded a restructuring charge of $1,500,000 in the fourth quarter of 1992 related to anticipated costs associated with the closures of two manufacturing plants. The two United States plants located in Pryor, Oklahoma and Eatonton, Georgia were closed in 1993 as part of the Company's efforts to consolidate manufacturing operations and increase production efficiency, asset utilization and profitability. During the fourth quarter of 1995, the Company recorded and increased its restructuring costs by $180,000 for facility related costs associated with these two facilities. The remaining $418,000 balance of this restructuring charge is included as a component of accrued liabilities in the accompanying Consolidated Balance Sheet as of December 30, 1995. If the present weak real estate market in Eatonton, Georgia continues beyond 1998, the Company may need to record an additional provision to cover the costs of leasing and maintaining the facility beyond the estimated disposition date.

4.  GAIN ON SALE OF U.S. PLANT

         In November 1995, the Company sold its plant located in Rialto, California for $3,050,000 which resulted in a gain of $676,000. The entire amount of the net proceeds were received in cash and were primarily used to retire secured debt on the subject property.

5.  COMMON STOCK

         On April 3, 1989, the Company's Board of Directors declared a dividend distribution of one common share purchase right for each share of common stock outstanding on April 18, 1989. An exercisable right will, under certain conditions, entitle its holder to purchase from the Company one-half of one share of common stock at the exercise price, subject to adjustment, at a price of $40 per whole share, subject to adjustment. The exercise price as of March 31, 1996 is $32 per whole share of common stock. The rights will become exercisable ten days after any person acquires 20 percent or more of the Company's outstanding common stock, or announces an offer which would result in such person acquiring 30 percent or more of the Company's common stock. The rights will expire on April 3, 1999, and may be redeemed by the Company for $.01 per right at any time until ten business days after a person acquires 20 percent or more of the Company's common stock. Under certain circumstances after a person acquires 20 percent or more of the Company's common stock, or after a merger or other business combination involving the Company, an exercisable right will entitle its holder to purchase shares of common stock (or shares of an acquiring company) having a market value of twice the exercise price of one right.

                  In 1995 the Company received 66,033 shares from the Employee Stock Ownership Plans as payment against the Company's outstanding loans to the Plans. As of December 30, 1995 and December 31, 1994 the Company held in treasury 168,687 and 102,654 shares of its common stock at a cost of $1,417,000 and $899,000, respectively. Treasury shares are reflected net of outstanding amounts in the Consolidated Statements of Stockholder's Investment.

6.  NOTES PAYABLE AND LONG-TERM DEBT

         The Company's foreign subsidiaries utilize overdraft facilities that amounted to approximately $2,309,000 of which $432,000 was utilized as of December 30, 1995. As of December 31, 1994, total foreign overdraft facilities amounted to approximately $2,268,000 of which none were utilized.

                  In February 1996, the Company completed the restructure of its long term credit facilities financing. The new secured long term revolving credit facility retired and replaced the Company's $22,000,000 revolving credit facility and $4,000,000 term credit facility. In addition, a new $2,155,000 term credit facility will be used to retire and replace the Company's $2,500,000 Holly Springs Mississippi Industrial Revenue Bonds. Long-term debt as of December 30, 1995 and December 31, 1994 (as revised to reflect the maturity terms under the replacement credit facilities) were as follows:

                                               December 30, 1995  December 31, 1994
                                               -----------------  -----------------
Revolving credit facility                          $4,603,000        $11,348,000
Term loan                                             106,000
  Notes secured by deeds of trust on real property -
    Term loans                                      2,753,000          6,361,000
    Jonesboro, Arkansas Industrial Revenue
      Bonds at 5.6 percent                            385,000            885,000
    Holly Springs, Mississippi Industrial Revenue
      Bonds at 7.4 percent                          2,230,000          2,375,000
                                                   ----------        -----------
                                                   10,076,000         20,969,000
  Less current portion                               (664,000)        (2,012,000)
                                                   ----------        -----------
Net long-term debt                                 $9,412,000        $18,957,000
                                                   ==========        ===========

         At December 30, 1995, real, personal and intangible property of $44,641,000 were pledged as security for long-term debt. At December 30, 1995, the Company's domestic operations had the following long-term credit facilities:

      o A $22,000,000 revolving credit facility obtained in February 1994, was secured by liens on accounts receivables and inventories. The facility also contained certain restrictive covenants, including limitations on the Company's ability to incur debt, grant liens, make investments, sell assets, make capital expenditures, pay dividends or merge or consolidate with another entity. Available borrowings under the revolving credit facility were limited under a formula percentage calculation of combined domestic inventories and accounts receivables up to $22,000,000. As of December 30, 1995, the Company had borrowed $4,603,000 under this agreement. Interest was payable on the loan at a floating rate equal to the latest published rate for 30-day dealer placed commercial paper plus 2.5 percent. The applicable interest rate on December 30, 1995 was 8.3 percent. This facility was retired in February 1996, as part of the Company's new long-term debt financing restructure.

      o A $4,000,000 term credit facility obtained in February 1994, was secured by liens on substantially all of the unencumbered personal property at various locations and real property located in El Segundo, California. The facility also contained certain restrictive covenants similar to the Company's $22,000,000 revolving credit facility. Under the terms of the agreement, the principal was required to be repaid monthly in installments of $55,556. As of December 30, 1995, the Company had borrowed $2,753,000 under this agreement. Interest was payable on the loan at a floating rate equal to the latest published rate for 30-day dealer placed commercial paper plus 2.75 percent. The applicable interest rate on December 30, 1995 was 8.55 percent. This facility was retired in February 1996, as part of the Company's new long-term debt financing restructure.

      o Industrial Revenue Bond financing of $8,000,000 was obtained in December 1985, to finance the Company's facility in Jonesboro, Arkansas. Terms of the sixteen year bonds required annual principal payments of $500,000 commencing December 1, 1986. The interest rate was the lesser of 12.5 percent or a rate adjusted weekly and which, based upon prevailing market conditions, was the rate necessary to keep the price of the bonds at 100 percent of their face value. The credit rating and liquidity of the bonds were guaranteed by an irrevocable letter of credit issued by a bank at an annual cost to the Company of
         1.5 percent of the principal amount of the bonds outstanding as of December 15, each year. These bonds were retired in January 1996.

     o Industrial Revenue Bond financing of $2,500,000 was obtained in August 1991, to finance the Company's facility in Holly Springs, Mississippi. Terms of the twenty year bonds require principal payments commencing on August 1, 1994. The interest rates on scheduled principal payments through August 2002, covering $1,100,000 are fixed and vary from 6.5 percent to 7.625 percent. The interest rate on the remaining principal is fixed at 7.625 percent. The credit rating and liquidity of the bonds are guaranteed by an irrevocable letter of credit issued by a bank at an annual cost to the Company of 1.5 percent of the principal amount of the bonds outstanding as of August 15, each year. These bonds will be retired in August 1996 as part of the Company's long-term debt financing restructure.

FARR COMPANY AND SUBSIDIARIES

                  The principal sources of the Company's domestic long-term debt financing restructure completed in February 1996 includes a $15,000,000 revolving credit facility and a $2,155,000 term credit facility. The new facilities consists of:

                  A $15,000,000 revolving credit facility obtained in February 1996, is secured by liens on accounts receivable and inventories. The facility also contains certain restrictive covenants, including the Company's ability to incur additional debt, sell assets or merge or consolidate with another entity. This loan will mature on June 1, 1998 when the then outstanding loan balance will be due. Interest is payable on the loan at a floating rate equal to the Prime rate or the bank's Offshore rate plus 1.75 percent.

                  A $2,155,000 term credit facility to be funded in August 1996 to replace the Company's existing Holly Springs Mississippi Industrial Revenue Bonds. Under terms of the lending commitment, principal will be repaid monthly in approximate installments of $17,958 through August 2001 when the remaining principal balance of $1,078,000 will become due. Interest will be payable on the loan at a floating rate equal to the Prime rate plus .25 percent or the bank's Offshore rate plus 2.25 percent.

                  Under the Company's new domestic credit agreements effective February 1996, the Company is required to maintain among other things, a minimum net domestic tangible net worth less foreign intercompany receivables balance of $10,500,000, a minimum fixed charge coverage ratio of not less than 1.35, a quick ratio of not less than .7 to 1.0 and a minimum consolidated liabilities to tangible net worth ratio of not more than 1.5 to 1.0 through December 31, 1996 and not more than
         1.25 to 1.0 thereafter.

                  Interest paid on outstanding debt and obligations net of amounts capitalized were $1,839,000, $1,964,000, and $2,643,000 in
         1995, 1994, and 1993, respectively.

         Principal payments, as revised to reflect the maturity terms of the Company's new long-term credit facilities, are as follows:

                                 Year Ending           Long-term Debt
                                 -----------           --------------
                                     1996                $   664,000
                                     1997                    237,000
                                     1998                  7,482,000
                                     1999                    237,000
                                     2000                    237,000
                                  Thereafter               1,219,000
                                                         -----------
                                                         $10,076,000
                                                         ===========

7.  INCOME TAXES

         As of December 30, 1995, the Company has net loss carryforwards of approximately $600,000 which are available to offset future taxable income. These carryforwards, which are expected to be fully utilized, expire in the years 2006 through 2009. Accordingly, the Company has recognized a deferred tax asset relating to these carryforwards.
         The provision for income taxes is summarized as follows:

For the Years Ended        December 30, 1995  December 31, 1994  January 1, 1994
-------------------        -----------------  -----------------  ---------------

  Current -- Federal           $   81,000           $                $
             State                171,000             48,000           22,000
             Foreign              286,000             69,000          529,000
                               ----------          ---------        ---------
                                  538,000            117,000          551,000
                               ----------          ---------        ---------
  Deferred-- Federal            1,230,000          ( 489,000)         324,000
             State                173,000
             Foreign               98,000             85,000        ( 147,000)
                               ----------          ---------        ---------
                                1,501,000          ( 404,000)         177,000
                               ----------          ---------        ---------
                               $2,039,000          ($287,000)        $728,000
                               ==========          =========        =========


         The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company:

For the Years Ended                                  December 30, 1995  December 31, 1994  January 1, 1994
---------------------------------------------------  -----------------  -----------------  ---------------

Computed income taxes at statutory rate                  $1,755,000        ($218,000)        $735,000
State income taxes, net Federal Income Tax benefit          113,000           31,000           15,000
Taxes on foreign subsidiaries' net income in excess
  of (less than) income taxes at statutory rates             46,000        (  86,000)       (   8,000)
Other items, net                                            125,000        (  14,000)       (  14,000)
                                                         ----------        ---------        ---------
Provision (benefit) for income taxes                     $2,039,000        ($287,000)        $728,000
                                                         ==========        ==========       =========


                  Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities were as follows:

For the Years Ended                                  December 30, 1995  December 31, 1994  January 1, 1994
---------------------------------------------------  -----------------  -----------------  ---------------
Net operating loss                                       $  231,000       $1,873,000         $2,060,000
Depreciation                                            (   622,000)     (   671,000)       (   813,000)
Employee compensation accruals                              753,000          633,000            651,000
Plant relocation and restructuring                          230,000          385,000            191,000
DISC commission accrual                                 ( 1,782,000)     ( 1,974,000)       ( 1,834,000)
Acquisition reserves                                    (   735,000)     (   832,000)       (   928,000)
Inventory                                                   788,000          908,000            683,000
Other items, net                                            290,000          332,000            178,000
                                                        -----------      -----------        -----------
                                                        ($  847,000)       $ 654,000         $  188,000
                                                        ===========       ==========        ===========

                  Included in income taxes payable and current deferred income taxes at December 30, 1995 and December 31, 1994 were $199,000 and $101,000, respectively, of foreign deferred income taxes.

         The consolidated income (loss) before income tax, by domestic and foreign sources is as follows:

For the Years Ended                                  December 30, 1995  December 31, 1994  January 1, 1994
-------------------                                  -----------------  -----------------  ---------------
Domestic                                                 $4,170,000        ($1,350,000)      $1,060,000
Foreign                                                     993,000            708,000        1,101,000
                                                         ----------        -----------       ----------
                                                         $5,163,000        ($  642,000)      $2,161,000
                                                         ==========        ===========       ==========

         Net income taxes paid (refunded) were $466,000, $613,000 and ($748,000) in 1995, 1994 and 1993, respectively.

8.  EMPLOYEE BENEFIT PLANS

         The Company has defined contribution retirement plans and 401(K) deferred salary plans covering domestic employees who meet eligibility requirements. Company contributions are based on a formula as specified in the respective plan agreements. Contributions, which aggregated $916,000 in 1995, $352,000 in 1994, and $347,000 in 1993, were charged to expense in accordance with the approved plan formulas. In 1995, the Company approved a new 401(K) retirement plan to be effective January 1996, that will replace the previously effective defined contribution plans.

                  The Company has two employee stock ownership plans (ESOPs) that operated in conjunction with the Company's former defined contribution plans. The ESOPs previously purchased outstanding shares on a leveraged basis, with the Company making sufficient contributions to cover the interest and principal payments resulting from the borrowings. The Company contributed $133,000, $180,000 and $169,000 to cover interest and principal payments on outstanding borrowings in 1995, 1994, and 1993, respectively. The Company recognizes expense for the ESOPs using the cash payments method, which is subject to certain minimum amounts. In 1995, the Company discontinued its contributions to the ESOPs and plans to terminate the plans subject to IRS approval.

FARR COMPANY AND SUBSIDIARIES

                  Pension  costs  for  the  Company's   defined  benefit  plans,
         covering eligible employees in foreign operations, are determined by independent actuarial valuations.

                  Pension expense under the provisions of Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", was ($17,000) in 1995, $56,000 in 1994, and $92,000 in 1993.
         The components of the 1995, 1994 and 1993 net periodic pension cost were as follows:

For the Years Ended                             1995        1994        1993
-------------------------------------------- ---------   ---------   ---------

Service cost                                  $165,000    $216,000    $176,000
Interest cost on projected benefit obligation  302,000     288,000     244,000
Actual loss (return) on plan assets          ( 696,000)    115,000   ( 798,000)
Net amortization and deferral                  212,000   ( 563,000)    470,000
                                             ---------   ---------   ---------
                                             ($ 17,000)   $ 56,000    $ 92,000
                                             =========   =========   =========

The assumptions used were:
  Discount rate                            8.0%-- 9.0%  9.0%         6.5%-- 8.5%
  Rate of compensation increase            5.0%-- 6.0%  5.0%-- 6.5%  5.5%-- 8.0%
  Long-term rate of return on assets       9.0%--10.0%  9.0%--10.0%  8.5%--10.0%

                  The following table sets forth the funded status of the defined benefit plans and amounts recognized in the Company's consolidated balance sheets as of December 30, 1995 and December 31, 1994:

                                                        1995            1994
                                                     -----------    -----------
Actuarial present value of benefit obligations --
  Vested benefit obligation                           $3,947,000     $3,255,000
  Accumulated benefit obligation                       3,947,000      3,257,000
                                                     ===========    ===========
Projected benefit obligation                           4,219,000      3,402,000
Plan assets at fair value                              5,112,000      4,324,000
                                                     -----------    -----------
Plan assets in excess of projected benefit obligation    893,000        922,000
Unrecognized net (gain) loss                         ( 1,003,000)   (   806,000)
                                                     -----------    -----------
Prior service cost not yet recognized in
  net periodic pension cost                              142,000        102,000
Unrecognized net transition asset                    (   119,000)   (   147,000)
                                                     -----------    -----------
Prepaid (accrued) pension cost obligation
  recognized in the consolidated balance sheets      ($   87,000)    $   71,000
                                                     ===========    ===========

                  The Company provides no post-retirement health care and life insurance benefits or other post-employment benefits to its employees.

9.       STOCK OPTIONS

         Under the 1983 and 1993 stock option plans, the Company may grant non-qualified and incentive stock options to officers and employees. Options are contingent upon continued employment, and become exercisable from at least one year after date of grant at such times and installments as the Compensation Committee of the Board shall provide. All options outstanding at December 30, 1995 had an exercise price equal to 100 percent of the fair market value on the date the option was granted except for 79,000 shares that were granted in 1995. Compensation expense recorded under the plan was $27,000 in 1995. Options expire ten years from the date of grant, subject to earlier expiration under the terms of the plan. The 1983 plan covered a total of 312,500 shares of the Company's common stock of which at December 30, 1995, 80,822 shares were subject to presently outstanding options. At December 30, 1995, 350,000 shares of common stock were reserved for distribution under the 1993 plan, of which 160,875 shares were subject to outstanding options.

                  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expenses related to stock based compensation. Companies who do not adopt the provisions of SFAS 123 for recognition purposes must disclose pro forma effects as if the fair value based method of accounting had been applied. The Company does not intend to adopt the new recognition aspects of SFAS 123 but will provide required disclosure of pro forma information beginning in 1996. The pro forma impact has not yet been determined.

         Activity under both plans is summarized as follows:

                                         1995                             1994                            1993
                                 Shares   Option Price           Shares    Option Price          Shares    Option Price
                                 ------------------------        -------------------------       ------------------------
Options outstanding at
  beginning of year              166,745  $ 5.25 - $11.25        149,648  $ 5.25 - $11.63        185,475  $ 5.52 - $11.63
Granted                           99,000  $ 5.00 - $ 7.25        110,500           $ 6.38         31,000  $ 5.25 - $ 7.25
Exercised                          6,530  $ 6.16 - $ 6.38                                         20,605  $ 5.52 - $ 6.16
Cancelled and expired             17,518  $ 5.25 - $11.25         93,403  $ 5.25 - $11.63         46,222  $ 5.52 - $11.25
                                 -------  ---------------        -------  ---------------        -------  ---------------
Options outstanding
  end of year                    241,697  $ 5.00 - $11.25        166,745  $ 5.25 - $11.25        149,648  $ 5.25 - $11.63
                                 =======  ===============        =======  ===============        =======  ===============

End of year shares exercisable    98,172                          84,970                          81,745
                                  ======                          ======                          ======


         On January 22, 1991, the Company's Board of Directors adopted and approved the 1991 Stock Option Plan for Non-Employee Directors. Under the 1991 Stock Option Plan, the Company is authorized to issue up to 48,000 shares of common stock to the Company's non-employee directors of which 28,000 shares are subject to presently outstanding options. In 1995 the Company amended this plan, subject to stockholder approval, to increase the number of shares issuable under the plan to 100,000 shares. Activity for fiscal years 1995, 1994 and 1993 under the 1991 Plan are summarized as follows:

                                         1995                             1994                            1993
                                 Shares   Option Price           Shares    Option Price          Shares     Option Price
                                 ------------------------        -------------------------       ------------------------
Options outstanding at
  beginning of year              34,000   $ 5.00 - $ 9.25         24,000   $ 5.00 - $ 9.25       16,000   $ 9.13 - $ 9.25
Granted                           8,000   $ 6.88 - $ 9.13         12,000   $ 5.38 - $ 6.38        8,000            $ 5.00
Exercised                         4,000   $ 5.00 - $ 6.38          2,000   $ 5.00
Cancelled                        10,000   $ 6.38 - $ 9.25
                                 ------   ---------------         ------   ---------------       ------   ---------------
Options outstanding at
  end of year                    28,000   $ 5.00 - $ 9.25         34,000   $ 5.00 - $ 9.25       24,000   $ 5.00 - $ 9.25
                                 ======   ===============         ======   ===============       ======   ===============

End of year shares exercisable   20,000                          22,000                          16,000
                                 ======                          ======                          ======



10.      PER SHARE AMOUNTS

         The weighted average number of common shares outstanding for 1995, 1994, and 1993 were 3,683,582, 3,678,218, and 3,669,297, respectively.
         These share amounts approximated the number of shares outstanding for fully diluted earnings per share calculations.

11.      COMMITMENTS AND CONTINGENCIES

         The Company leases certain facilities and equipment under agreements, the majority of which expire at various dates through 2004. The majority of the Company's leases provide for the payment of real estate taxes and insurance. Net rental expense was $1,120,000 for the year ended December 30, 1995, $1,083,000 for the year ended December 31, 1994 and $1,448,000 for the year ended January 1, 1994. As of December 30, 1995, approximate minimum rental commitments under noncancelable leases which have not been capitalized were as follows:

                          Year Ending           Amount
                          -----------         ----------
                             1996             $1,024,000
                             1997                773,000
                             1998                543,000
                             1999                205,000
                             2000                187,000
                         Thereafter              472,000
                                              ----------
                            Total             $3,204,000
                                              ==========


                  The Company is involved in several claims and suits that arise out of the ordinary course of business, and has tax returns under review. Management believes that these matters are either adequately reserved, covered by insurance, or would not have a material adverse effect on the financial position or operations of the Company if disposed of unfavorably.

FARR COMPANY AND SUBSIDIARIES

12.  SEGMENT INFORMATION

         Industry Segments: The Company is engaged in one line of business - filtration. The Company's basic business is manufacturing filters for the control of particulate and vapor containments in air and liquids. Geographic Segments: Information about the Company's operations in different geographic areas for the three years ended December 30, 1995, are presented as follows:

                                                                    Transfers
Net Sales            Sales to Unaffiliated Customers         Between Geographic Areas                  Total Net Sales
(In thousands)          1995        1994       1993          1995       1994      1993           1995        1994       1993
------------------   --------------------------------       ---------------------------       --------------------------------

United States        $ 93,189    $ 88,831    $ 95,165       $3,540    $ 2,809    $2,540       $ 96,729    $ 91,640    $ 97,705
Canada                 11,002       9,165       8,639        4,251      2,412     3,990         15,253      11,577      12,629
Europe                  9,084       8,993       8,559          268         23        79          9,352       9,016       8,638
                    ---------   ---------   ---------      -------    -------   -------       --------    --------    --------
  Total Segments      113,275     106,989     112,363        8,059      5,244     6,609        121,334     112,233     118,972
Adjustments &
  Eliminations      (   8,059)  (   5,244)  (   6,609)     ( 8,059)   ( 5,244)  ( 6,609)
                    ---------   ---------   ---------      -------    -------   -------       --------    --------    --------
Consolidated Totals  $113,275    $106,989    $112,363       $          $         $            $113,275    $106,989    $112,363
                    =========   =========   =========      =======    =======   =======       ========    ========    ========



                                                              Operating Profit (Loss)
                                                                Before Income Taxes                Identifiable Assets
(In thousands)                                               1995       1994      1993           1995        1994       1993
------------------------------------------------------      ---------------------------        ------------------------------

United States                                               $5,239    ($   58)   $2,639        $43,286     $48,788    $51,274
Canada                                                         867        669     1,101         11,055      10,001     10,525
Europe                                                         909        829       815          6,078       6,033      5,669
                                                           -------    -------   -------       --------    --------    -------
  Total Segments                                             7,015      1,440     4,555         60,419      64,822     67,468
Adjustments & Eliminations                                 (    56)        47        51       (  4,849)   (  5,935)   ( 7,115)
Interest Expense                                           ( 1,796)   ( 2,129)  ( 2,445)
Corporate Assets                                                                                               382        552
                                                           -------    -------   -------       --------    --------    -------
  Consolidated Totals                                       $5,163    ($  642)   $2,161        $55,570     $59,269    $60,905
                                                           =======    =======   =======       ========    ========    =======


              Transfers between geographic areas are accounted for on an "arms-length" basis. Operating profit is total net sales less costs and expenses excluding interest. Identifiable assets are those of the Company that are identified with the operations in each geographic area. Corporate assets consist principally of real estate. To reconcile geographic information with consolidated totals, the following eliminations have been made: $8,059,000 in 1995, $5,244,000 in 1994, and $6,609,000 in 1993 of intercompany sales; a loss of $56,000 in 1995, a gain of $47,000 in 1994, and a gain of $51,000 in 1993 relating to the net change in unrealized operating profit in beginning and
         ending  inventories;   $4,849,000  in  1995,  $5,935,000  in  1994  and
         $7,115,000 in 1993 of intercompany accounts receivable and unrealized operating profit in inventory at the end of each year.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Farr Company:

             We have audited the accompanying consolidated balance sheets of Farr Company (a Delaware corporation) and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farr Company and subsidiaries as of December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.




Los Angeles, California                               Arthur Andersen LLP
February 7, 1996


SELECTED FINANCIAL DATA
FARR COMPANY AND SUBSIDIARIES

Years Ended
(In thousands, except share and per share data)  Dec. 30, 1995  Dec. 31, 1994   Jan. 1, 1994   Jan. 2, 1993  Dec. 28, 1991
-----------------------------------------------  -------------  -------------   ------------   ------------  -------------

Net Sales                                           $  113,275     $  106,989     $  112,363     $  112,094     $  112,410
Net  Income (Loss)
  (Notes D, E, F, G & I)                                 3,124     (      355)         1,284     (    4,590)     (   2,996)
Net  Income (Loss) per share                               .85     (      .10)           .35     (     1.26)     (     .83)
Total Assets (Notes A, B & C)                           55,570         59,269         60,905         67,383         83,531
Long-term Debt, net of current portion
  (Notes A, B, C, H & I)                                 9,412         18,957         21,913         27,001         32,747
Cash Dividends per share                                                                                .06            .24
Weighted average number of shares                    3,683,582      3,678,218      3,669,297      3,653,151      3,611,386
Capital expenditures                                     1,163            987            674            715          5,139
Net property, plant and equipment                       16,406         17,930         21,914         24,595         27,903
Working Capital (Notes A & B)                           20,183         21,782         20,853         21,289         32,206
==========================================================================================================================

         Note A. In December  1985,  the Company  negotiated  an  agreement  for
              $8,000,000 in Industrial Revenue Bonds to finance the Company's facility in Jonesboro, Arkansas. In December 1993 and February 1994, the Company redeemed a total of $2,615,000 of the bonds with surplus cash held in trust. In January 1996 the Company fully retired these bonds.

         Note B. In  August  1991,  the  Company  negotiated  an  agreement  for
              $2,500,000 in Industrial Revenue Bonds to finance the Company's facility in Holly Springs, Mississippi.

         Note C. In April 1991, the Company negotiated an agreement to purchase substantially all of the assets and assume certain liabilities of Cambridge Filter Corporation. The purchase was financed with $15,000,000 in term loan borrowings and available cash flows.

         Note D. In 1991, pretax loss included a provision of $5,733,000 for the estimated restructuring cost relative to the Cambridge Filter Corporation asset acquisition.

         Note E. In 1995, 1994, and 1992, pretax income (loss) included provisions of $540,000, $1,000,000 and $1,500,000 respectively for the estimated cost of closing U.S. manufacturing facilities.

         Note F. In 1992, the Company changed its method of accounting for income taxes, to comply with the provisions of Statement of the Financial Accounting Standards Board (SFAS) No. 109, "Accounting for Income Taxes", and the cumulative effect of this change ($500,000) is included in 1992 results.

         Note G. In 1993, the Company recorded a $149,000 extraordinary charge relating to the write off of unamortized deferred financing costs as a result of refinancing its long-term debt with new lending institutions.

         Note H. In 1994,  the Company  completed  refinancing  of its long-term debt with new lending institutions including a $22,000,000 revolving credit facility and $7,500,000 of term loan credit facilities.

         Note I. In November 1995, the Company sold its plant located in Rialto, California for $3,050,000 which resulted in a gain of $676,000. The entire amount of the net proceeds were received in cash and were primarily used to retire secured debt on the subject property.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations
---------------------

     Sales -- Sales for 1995 were a record $113,275,000, up 6.0 percent from $106,989,000. The 1995 increase in sales was spread across all of the Company's market segments.

                  Sales were $106,989,000 in 1994, representing a decrease of $5,374,000 from the $112,363,000 level achieved in 1993. The decrease in sales from the prior year was primarily attributable to a decline from 1993's record level Engineered Systems volume experienced in the first half of 1993 that resulted from delayed 1992 shipments carried over into 1993.

     Costand Expenses -- During 1995, selling, general and administrative expenses increased primarily as a result of performance based incentive plans and loan fee amortization.

                  Interest expense decreased in 1995 as a result of lower debt levels and interest rates. As a result of lower interest rates negotiated with new lenders effective February 1996 and lower debt levels, interest expense will significantly decrease in 1996.

                  A gain of $676,000 was recognized during the fourth quarter of 1995 from the sale of the Company's Rialto California plant.

     Profit -- For the year of 1995 net profit was $3,124,000, up from a loss of $355,000 in 1994.

                  More progress in the area of operating efficiencies will be realized in 1996 as a result of the operating improvements made during 1995 coupled with the added reductions in overhead from reorganizing the manufacturing and distribution operations in North America.

                  During 1995 manufacturing efficiencies at the Company's Holly Springs, Mississippi plant improved substantially over 1994's levels and are anticipated to improve more during 1996. In the fourth quarter of 1995, the Company recorded a restructuring charge of $360,000 related to the costs associated with the reorganization of its manufacturing and distribution operations in North America. The charge was comprised of $230,000 of work force related costs (approximately 40 people) and $130,000 for facilities. As of December 30, 1995 the Company had incurred approximately $52,000 of the $360,000 provision. By the end of July 1996, the Company anticipates that all costs associated with this reorganization will have been incurred.

                  1994 results yielded a loss of $355,000 compared to a profit of $1,284,000 in 1993. Operating results continued to be unfavorably impacted during most of 1994 by manufacturing inefficiencies at the Holly Springs, Mississippi plant.

                  In the second quarter of 1994, the Company recorded a restructuring charge of $1,000,000 related to the costs associated with closing its manufacturing facility located in Rialto, California. This plant was closed as part of the Company's effort to consolidate manufacturing operations and increase production efficiency, asset utilization and profitability.

                  The two United States plants located in Pryor, Oklahoma and Eatonton, Georgia were closed in 1993 as part of the Company's efforts to consolidate manufacturing operations and increase production efficiency, asset utilization and profitability. During the fourth quarter of 1995, the Company recorded and increased its restructuring costs by $180,000 for facility related cost associated with these two facilities. If the present weak real estate market in Eatonton, Georgia continues beyond 1998, the Company may need to record an additional provision to cover the costs of leasing and maintaining that facility beyond the estimated disposition date.

Liquidity and Capital Resources
-------------------------------

                  During 1995, the Company significantly improved its cash flow from operating activities. As a result of 1995 operating improvements, cash flows provided by operating activities totaled $8,729,000, a 131 percent increase over cash flows of $3,778,000 from operating activities in 1994. The 1995 increase in cash flow was attributable to an increase in net income, a decrease in working capital requirements and a net decrease in deferred taxes relating to the utilization of net operating loss carryforward credits.

                  As a result of completing the sale of the Company's previously closed manufacturing plant located in Rialto, California, cash proceeds of $2,890,000 were received during the fourth quarter of 1995. As a result, cash flows generated from 1995 investing activities totaled $2,349,000. 1995 capital expenditures increased to $1,163,000 from $987,000 in 1994. Although capital expenditures increased modestly in 1995, overall capital spending remained relatively low to conserve capital resources. Capital expenditures in 1996 are expected to increase moderately to support operating requirements.

                  During the first quarter of 1995, the Company settled the sale transactions of two investment properties that generated $567,000 in proceeds. One investment was formerly held pursuant to an employment contract with the Company's former Chairman, President and Chief Executive Officer and the other investment was an unimproved parcel of land.

                  Working  capital  decreased   $1,599,000  in  1995.  The  1995
         decrease in working capital was primarily accounted for by decreases in asset held for sale of $2,083,000 and accounts receivable of $934,000 and increases in accounts payable and accrued liabilities of $1,105,000 partially offset by increases in inventories of $782,000 and cash of $685,000 and a decrease in notes payable to banks and the current portion of long term debt of $916,000. The increase in accounts payable and accrued liabilities is primarily related to accrued restructuring costs, accrued employee benefit plan liabilities and deferred compensation liabilities.

                  As a result of the decrease in working capital requirements coupled with the Company's improvement in operating income and limited capital expenditures, long term debt was decreased by $10,893,000 or 52 percent compared to the balance at December 31, 1994.

                  The Company's cash flows from operating activities and surplus borrowing availability under its revolving credit facility are anticipated to generate adequate cash flow to meet planned operating needs, provide for capital spending, and to meet current debt service requirements.

                  The Company's foreign subsidiaries utilize overdraft facilities that amounted to approximately $2,309,000 of which $432,000 was utilized as of December 30, 1995. As of December 31, 1994, total foreign overdraft facilities amounted to approximately $2,268,000 of which none was utilized.

                  During 1995, the Company's domestic operations were financed through a combination of long-term credit facilities and Industrial Revenue Bonds which were utilized for major capital projects. In December 1995, the Company completed and committed to the terms of restructuring its long term debt credit facilities with a new lender. The new long term credit facilities will provide $17,155,000 of long term revolving and term loan credit that will be secured by inventories and accounts receivable and are anticipated to meet the Company's general working capital and capital expenditure requirements over the next two years. As of December 30, 1995, $4,603,000 was outstanding under the Company's existing $22,000,000 revolving credit facility. Unused borrowing availability under the existing credit facility was $10,917,000 as of December 30, 1995. As of December 30, 1995, the Company had $2,615,000 of Industrial Revenue Bonds outstanding related to the financing of its Jonesboro, Arkansas and Holly Springs, Mississippi plants.

                  As  of   December   30,   1995,   the  Company  has  net  loss
         carryforwards of approximately $600,000 which are available to offset future taxable income. These carryforwards, which are expected to be fully utilized, expire in the years 2006 through 2009. Accordingly, the Company has recognized a deferred tax asset relating to these carryforwards.

                  In December 1995, the Company recorded a $540,000 restructuring charge related to the reorganization of its North American distribution and manufacturing operations and additional reserves for the previous closure of its Eatonton, Georgia facility. Financing of the restructuring costs are anticipated to be provided by operating cash flows and borrowing availability under its revolving credit facility.

                  The primary  component  of 1995's  restructuring  includes the closure of the Company's Hazleton, Pennsylvania plant which is anticipated to provide better service to our customers and improve asset utilization.

                  As of December 30, 1995, the Company's 1992 restructuring reserve balance was $418,000. This reserve is related to the anticipated costs associated with the closures of two manufacturing plants and is included as a component under accrued liabilities in the Company's Consolidated Balance Sheets. During 1995, $149,000 in facility related costs were charged against this reserve and $180,000 of additional reserves were provided to dispose of these lease commitments.

                                      # # #







SUMMARIZED QUARTERLY FINANCIAL DATA
(Unaudited)
FARR COMPANY AND SUBSIDIARIES

(In thousands, except per share data)


                            1995                                1994                                 1993

               Net      Gross    Net    Per         Net      Gross    Net    Per         Net      Gross     Net    Per
Quarter       Sales    Profit  Income  Share       Sales    Profit  Income  Share       Sales    Profit   Income  Share
---------   --------------------------------     --------------------------------     ---------------------------------

First       $ 27,253  $ 6,396  $  633  $ .17     $ 25,171  $ 4,876  ($415) ($ .11)    $ 30,631  $ 7,097   $  578  $ .16
Second        28,682    6,956     675    .18       26,525    5,181  ( 625) (  .17)      29,652    7,047      505    .14
Third         28,444    6,752     726    .20       27,462    5,775    275     .07       26,704    5,519      168    .04
Fourth        28,896    7,675   1,090    .30       27,831    6,720    410     .11       25,376    5,211       33    .01
            --------  -------  ------  -----     --------  -------  -----  ------     --------  -------   ------  -----
Year        $113,275  $27,779  $3,124  $ .85     $106,989  $22,552  ($355) ($ .10)    $112,363  $24,874   $1,284  $ .35
            ========  =======  ======  =====     ========  =======  =====  ======     ========  =======   ======  =====





SUMMARY OF STOCK QUOTATIONS

                          1995                 1994                 1993
Quarter               High    Low          High    Low          High    Low
------------        --------------       --------------       --------------

First               $8      $5 7/8       $6 5/8  $5 3/4       $7 5/8  $4 5/8
Second               7 1/2   6 3/8        6 3/8   4 1/2        8 1/4   5 1/8
Third                9 1/2   6 5/8        7 1/4   4 5/8        8 3/8   6
Fourth               8 1/4   6 7/8        7 1/4   5 3/4        7 3/8   6
                    ------  ------       ------  ------       ------  ------
Year                $9 1/2  $5 7/8       $7 1/4  $4 1/2       $8 3/8  $4 5/8
                    ======  ======       ======  ======       ======  ======


The above information was obtained from the National Association of Securities Dealers, Inc. (NASD) Monthly Statistical Report. The Company's stock is traded in the over-the-counter National Market System.



No cash dividends were declared on the Company's common stock in 1995, 1994 or 1993.

CORPORATE INFORMATION
FARR COMPANY AND SUBSIDIARIES

Directors

FARR COMPANY

H. Jack Meany
      Chairman and
      Chief Executive Officer

Robert Batinovich
      President, Glenborough Realty Trust Incorporated
      Management of Commercial Real Estate

Richard P. Bermingham
      Vice Chairman of the Board
      American Golf Corporation

David J. Farr
      President, David J. Farr Insurance Services
      Provider of Financial Planning Services

Richard L. Farr
      Senior Vice President, Farr Company

John J. Kimes
      President and CEO
      Computerized Security Systems Inc.
      Manufacturer of Electronic and Mechanical Lock Hardware and Systems





Officers

FARR COMPANY

H. Jack Meany
      Chairman and
      Chief Executive Officer

John C. Johnston
      President and
      Chief Operating Officer

Richard L. Farr
      Senior Vice President

Kenneth W. Gerstner
      Senior Vice President,
      Chief Financial Officer and Secretary

Myron G. Rasmussen
      Vice President



FARR FILTRATION, LTD. (UNITED KINGDOM)
      Donald A. Parker
             Managing Director

FARR INC. (CANADA)
      Dominique Mignacco
             Vice President and
             General Manager

Corporate Offices

      2221 Park Place
      El Segundo, California  90245
      310-536-6300


Subsidiaries

      Farr, Inc., Montreal, Canada
      Farr Filtration, Ltd., Birmingham, England


Manufacturing and Distribution Facilities

      Jonesboro, Arkansas
      Corcoran, California
      Delano, California
      Crystal Lake, Illinois
      Holly Springs, Mississippi
      Conover, North Carolina
      Montreal, Canada
      Birmingham, England
      Singapore


Manufacturing Licensees

      Anfilco Ltd., Curgaon, India
      Antung Trading Corp., Taipei, Taiwan
      Boart MSA (PTY) Ltd., South Africa
      Casiba S. A., Buenos Aires, Argentina
      Clyde-Apac Ltd., Woodville, Australia
      Genmech Engineering, Singapore
      Industries Filvac S.A. de C.V., Mexico
      Nihon Spindle Mfg., Co., Ltd., Osaka, Japan
      Quest Technology, SND. BHD, Malaysia
      Taylor's Ltd., Christchurch, New Zealand
      Turbiparts, C.A., Caracas, Venezuela
      Vibran Engineering (M) SDN. BHD., Petaling Jaya, Malaysia
      Wilectec Co., Ltd., Kwai Chung, N.T., Hong Kong
      Yamashita Iron Works Ltd., Osaka, Japan



Manufacturing Distributors

      Genmech Engineering, Singapore
      FEI (France Equipement Industriels), Florange, France


Registrar and Transfer Agent

      Chemical Mellon Shareholder Services
      Los Angeles, California


Legal Counsel

      Latham & Watkins
      Los Angeles, California


Auditors

      Arthur Andersen LLP
      Los Angeles, California

Form 10-K

      Shareholders of record as of March 8, 1996 may obtain copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission by writing to:

             Kenneth Gerstner
             Farr Company
             2221 Park Place
             El Segundo, California  90245-4900

                                      FARR
                               1995 ANNUAL REPORT