Form 10-K/A, Exhibit 13
period 1995-12-30
FARR CO
filed 1996-04-02
CIK 34629

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





Measurement                                  Long           Market
 Period           Sales      Net Profits   Term Debt    Capitalization
(quarter)       (millions)   (thousands)   (millions)     (millions)
- ---------       ----------   -----------   ----------     ----------

1994 - Q1         $25.2        $ (415)      $22.9           $23.4
     - Q2         $26.5        $ (625)      $22.5           $17.9
     - Q3         $27.5        $  275       $22.0           $25.7
     - Q4         $27.8        $  410       $20.9           $22.5
1995 - Q1         $27.3        $  633       $17.7           $24.4
     - Q2         $28.7        $  675       $17.5           $27.6
     - Q3         $28.4        $  726       $16.5           $31.3
     - Q4         $28.9        $1,090       $10.1           $29.5


FINANCIAL HIGHLIGHTS

(In thousands, except per share items)        1995        1994        1993
===========================================================================
Net sales                                  $113,275    $106,989    $112,363

Income (loss) before income taxes             5,163   (     642)      2,161

Income tax provision (benefit)                2,039   (     287)        728

Net Income (loss)                             3,124   (     355)      1,284

Net Income (loss) per common share              .85   (     .10)        .35

Current assets                               38,928      40,075      37,653

Current liabilities                          18,745      18,293      16,800

Working capital                              20,183      21,782      20,853

Long-term debt, net of current portion        9,412      18,957      21,913

Property, plant, and equipment, net          16,406      17,930      21,914

Stockholders' Investment                     24,785      21,172      21,605
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

CONSOLIDATED OPERATIONS STATEMENTS
FARR COMPANY AND SUBSIDIARIES

For the Years Ended                           December 30, 1995  December 31, 1994  January 1, 1994
- --------------------------------------------  -----------------  -----------------  ---------------

Net Sales                                        $113,275,000       $106,989,000      $112,363,000
Costs and Expenses:
  Cost of sales                                    85,496,000         84,437,000        87,489,000
  Selling, general and administrative expenses     20,956,000         20,065,000        20,268,000
  Interest expense                                  1,796,000          2,129,000         2,445,000
  Restructuring costs                                 540,000          1,000,000
  Gain on sale of assets                             (676,000)
                                                 ------------      -------------     -------------
Total Costs and Expenses                          108,112,000        107,631,000       110,202,000
                                                 ------------      -------------     -------------
Income (Loss) Before Income Taxes                   5,163,000      (     642,000)        2,161,000
Income Tax (Benefit) Provision                      2,039,000      (     287,000)          728,000
                                                 ------------      -------------     -------------
Income (Loss) Before Extraordinary Item             3,124,000      (     355,000)        1,433,000
Extraordinary Item                                                                        (149,000)
                                                 ------------      -------------     -------------
Net Income (Loss)                                $  3,124,000      ($    355,000)     $  1,284,000
                                                 ============      =============     =============


Income (Loss) Before Extraordinary
  Item per common share                           $       .85       ($       .10)     $        .39
Extraordinary Item per common share                                                  (         .04)
                                                  -----------       ------------     -------------
Net Income (Loss) per common share                $       .85       ($       .10)     $        .35
                                                  ===========       ============     =============

The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
FARR COMPANY AND SUBSIDIARIES


                                                                                         Cumulative
For the Years Ended December 30, 1995,          Common     Additional        Retained    Translation    Loans to
December 31, 1994 and January 1, 1994            Stock    Paid-in Capital    Earnings    Adjustments      ESOPs
- ----------------------------------------       ---------  ---------------  -----------  -------------  ----------

Balance-- January 2, 1993                       $367,000    $11,909,000    $10,377,000   ($1,188,000)   ($876,000)
  Exercise of Stock Options                        2,000        112,000
  Cumulative Translation Adjustment                                                      (   451,000)
  Treasury Stock Acquired-- 8,235 shares       (   1,000)  (     26,000)  (     25,000)
  Principal Loan Payments from ESOPs                                                                      121,000
  Net Income                                                                 1,284,000
                                               ---------   ------------   ------------   -----------    ---------
Balance-- January 1, 1994                        368,000     11,995,000     11,636,000   ( 1,639,000)   ( 755,000)
  Exercise of Stock Options                                      10,000
  Cumulative Translation Adjustment                                                      (   208,000)
  Principal Loan Payments from ESOPs                                                                      120,000
  Net Loss                                                                (    355,000)
                                               ---------   ------------   ------------   -----------    ---------
Balance-- December 31, 1994                      368,000    12,005,000      11,281,000   ( 1,847,000)   ( 635,000)
  Exercised and Granted Stock Options              1,000       174,000
  Cumulative Translation Adjustment                                                          223,000
  Principal Loan Payments from ESOP's                                     (     26,000)                   635,000
  Treasury Stock Acquired - 66,033 shares      (   7,000)  (   511,000)
  Net Income                                                                 3,124,000
                                               ---------   ------------   ------------   -----------    ---------
Balance -- December 30, 1995                    $362,000   $11,668,000     $14,379,000   ($1,624,000)    $      0
                                               =========  ============    ============   ===========    =========

The accompanying notes are an integral part of these statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
FARR COMPANY AND SUBSIDIARIES


For the Years Ended                                  December 30, 1995  December 31, 1994   January 1, 1994
- -------------------                                  -----------------  -----------------   ---------------

Operating Activities:
  Net Income (Loss)                                      $ 3,124,000       ($   355,000)       $1,284,000
    Adjustments to reconcile net (loss) income
      to net cash provided by operating activities:
      Depreciation and amortization                        3,299,000          3,308,000         3,482,000
      Provision for loss on accounts receivable              151,000            202,000           330,000
      Change in deferred income taxes                      1,501,000       (    466,000)          177,000
      Extraordinary item                                                                          149,000
      Exchange loss (gain)                                    14,000       (    128,000)          304,000
      Net (gain) loss on sale/retirement of
        property, plant and equipment                   (    701,000)            33,000            94,000
      Provision for (gain) loss on investments          (    115,000)           170,000
   Change in assets and liabilities
     Inventories                                        (    734,000)           815,000         2,251,000
     Receivables and prepaid expenses                      1,186,000       (  1,393,000)      (   594,000)
     Accounts payable and accrued expenses                 1,104,000          1,695,000       ( 1,669,000)
     Income taxes payable                               (    100,000)      (    103,000)        1,340,000
                                                        ------------       ------------       -----------
     Net cash provided by operating activities             8,729,000          3,778,000         7,148,000
                                                        ------------       ------------       -----------
Investing Activities:
  Purchases of property, plant and equipment            (  1,163,000)      (    987,000)      (   674,000)
  Proceeds from sale of property, plant and
    equipment                                              2,945,000                               44,000
  Proceeds from sale of investments                          567,000
                                                        ------------       ------------       -----------
     Net cash provided by (used in) investing activities   2,349,000       (    987,000)      (   630,000)
                                                        ------------       ------------       -----------
Financing Activities:
  Proceeds from revolving line of credit and
    long-term debt                                           432,000         18,939,000
  Principal payments on revolving line of credit
    and long-term debt                                  ( 10,893,000)      ( 21,843,000)      ( 6,765,000)
  Principal payments received on ESOP loans                  635,000            120,000           121,000
  Deferred financing costs                                                 (    552,000)      (    26,000)
  Proceeds from sale of stock, stock option plans            175,000             10,000           114,000
  Treasury stock acquired (66,033 and 8,235
    shares in 1995 and 1993, respectively)              (    518,000)                         (    52,000)
  Other                                                 (    167,000)
                                                         -----------       ------------       -----------
     Net cash used in financing activities              ( 10,336,000)      (  3,326,000)      ( 6,608,000)
                                                         -----------       ------------       -----------
  Effect of Exchange Rate Changes on Cash               (     57,000)      (      9,000)      (    33,000)
    Increase (decrease) in cash and cash equivalents         685,000       (    544,000)      (   123,000)
  Cash and Cash Equivalents at Beginning of Period           127,000            671,000           794,000
                                                        ------------       ------------       -----------
  Cash and Cash Equivalents at End of Period             $   812,000        $   127,000       $   671,000
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
                                                         -----------
                                                         $10,076,000
                                                         ===========

7.  INCOME TAXES

         As of December 30, 1995, the Company has net loss carryforwards of approximately $600,000 which are available to offset future taxable income. These carryforwards, which are expected to be fully utilized, expire in the years 2006 through 2009. Accordingly, the Company has recognized a deferred tax asset relating to these carryforwards.
         The provision for income taxes is summarized as follows:

For the Years Ended        December 30, 1995  December 31, 1994  January 1, 1994
- -------------------        -----------------  -----------------  ---------------

  Current -- Federal           $   81,000           $                $
             State                171,000             48,000           22,000
             Foreign              286,000             69,000          529,000
                               ----------          ---------        ---------
                                  538,000            117,000          551,000
                               ----------          ---------        ---------
  Deferred-- Federal            1,230,000          ( 489,000)         324,000
             State                173,000
             Foreign               98,000             85,000        ( 147,000)
                               ----------          ---------        ---------
                                1,501,000          ( 404,000)         177,000
                               ----------          ---------        ---------
                               $2,039,000          ($287,000)        $728,000
                               ==========          =========        =========


         The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company:

For the Years Ended                                  December 30, 1995  December 31, 1994  January 1, 1994
- ---------------------------------------------------  -----------------  -----------------  ---------------

Computed income taxes at statutory rate                  $1,755,000        ($218,000)        $735,000
State income taxes, net Federal Income Tax benefit          113,000           31,000           15,000
Taxes on foreign subsidiaries' net income in excess
  of (less than) income taxes at statutory rates             46,000        (  86,000)       (   8,000)
Other items, net                                            125,000        (  14,000)       (  14,000)
                                                         ----------        ---------        ---------
Provision (benefit) for income taxes                     $2,039,000        ($287,000)        $728,000
                                                         ==========        ==========       =========


                  Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities were as follows:

For the Years Ended                                  December 30, 1995  December 31, 1994  January 1, 1994
- ---------------------------------------------------  -----------------  -----------------  ---------------
Net operating loss                                       $  231,000       $1,873,000         $2,060,000
Depreciation                                            (   622,000)     (   671,000)       (   813,000)
Employee compensation accruals                              753,000          633,000            651,000
Plant relocation and restructuring                          230,000          385,000            191,000
DISC commission accrual                                 ( 1,782,000)     ( 1,974,000)       ( 1,834,000)
Acquisition reserves                                    (   735,000)     (   832,000)       (   928,000)
Inventory                                                   788,000          908,000            683,000
Other items, net                                            290,000          332,000            178,000
                                                        -----------      -----------        -----------
                                                        ($  847,000)       $ 654,000         $  188,000
                                                        ===========       ==========        ===========

                  Included in income taxes payable and current deferred income taxes at December 30, 1995 and December 31, 1994 were $199,000 and $101,000, respectively, of foreign deferred income taxes.

         The consolidated income (loss) before income tax, by domestic and foreign sources is as follows:

For the Years Ended                                  December 30, 1995  December 31, 1994  January 1, 1994
- -------------------                                  -----------------  -----------------  ---------------
Domestic                                                 $4,170,000        ($1,350,000)      $1,060,000
Foreign                                                     993,000            708,000        1,101,000
                                                         ----------        -----------       ----------
                                                         $5,163,000        ($  642,000)      $2,161,000
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

                  Pension expense under the provisions of Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", was ($17,000) in 1995, $56,000 in 1994, and $92,000 in 1993.
         The components of the 1995, 1994 and 1993 net periodic pension cost were as follows:

For the Years Ended                             1995        1994        1993
- -------------------------------------------- ---------   ---------   ---------

Service cost                                  $165,000    $216,000    $176,000
Interest cost on projected benefit obligation  302,000     288,000     244,000
Actual loss (return) on plan assets          ( 696,000)    115,000   ( 798,000)
Net amortization and deferral                  212,000   ( 563,000)    470,000
                                             ---------   ---------   ---------
                                             ($ 17,000)   $ 56,000    $ 92,000
                                             =========   =========   =========

The assumptions used were:
  Discount rate                            8.0%-- 9.0%  9.0%         6.5%-- 8.5%
  Rate of compensation increase            5.0%-- 6.0%  5.0%-- 6.5%  5.5%-- 8.0%
  Long-term rate of return on assets       9.0%--10.0%  9.0%--10.0%  8.5%--10.0%

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

FARR COMPANY AND SUBSIDIARIES

12.  SEGMENT INFORMATION

         Industry Segments: The Company is engaged in one line of business - filtration. The Company's basic business is manufacturing filters for the control of particulate and vapor containments in air and liquids. Geographic Segments: Information about the Company's operations in different geographic areas for the three years ended December 30, 1995, are presented as follows:

                                                                    Transfers
Net Sales            Sales to Unaffiliated Customers         Between Geographic Areas                  Total Net Sales
(In thousands)          1995        1994       1993          1995       1994      1993           1995        1994       1993
- ------------------   --------------------------------       ---------------------------       --------------------------------

United States        $ 93,189    $ 88,831    $ 95,165       $3,540    $ 2,809    $2,540       $ 96,729    $ 91,640    $ 97,705
Canada                 11,002       9,165       8,639        4,251      2,412     3,990         15,253      11,577      12,629
Europe                  9,084       8,993       8,559          268         23        79          9,352       9,016       8,638
                    ---------   ---------   ---------      -------    -------   -------       --------    --------    --------
  Total Segments      113,275     106,989     112,363        8,059      5,244     6,609        121,334     112,233     118,972
Adjustments &
  Eliminations                                             ( 8,059)  (  5,244)  ( 6,609)     (   8,059)  (   5,244)  (   6,609)
                    ---------   ---------   ---------      -------    -------   -------       --------    --------    --------
Consolidated Totals  $113,275    $106,989    $112,363       $          $         $            $113,275    $106,989    $112,363
                    =========   =========   =========      =======    =======   =======       ========    ========    ========



                                                              Operating Profit (Loss)
                                                                Before Income Taxes                Identifiable Assets
(In thousands)                                               1995       1994      1993           1995        1994       1993
- ------------------------------------------------------      ---------------------------        ------------------------------

United States                                               $5,239    ($   58)   $2,639        $43,286     $48,788    $51,274
Canada                                                         867        669     1,101         11,055      10,001     10,525
Europe                                                         909        829       815          6,078       6,033      5,669
                                                           -------    -------   -------       --------    --------    -------
  Total Segments                                             7,015      1,440     4,555         60,419      64,822     67,468
Adjustments & Eliminations                                 (    56)        47        51       (  4,849)   (  5,935)   ( 7,115)
Interest Expense                                           ( 1,796)   ( 2,129)  ( 2,445)
Corporate Assets                                                                                               382        552
                                                           -------    -------   -------       --------    --------    -------
  Consolidated Totals                                       $5,163    ($  642)   $2,161        $55,570     $59,269    $60,905
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




Los Angeles, California                               Arthur Andersen LLP
February 7, 1996


SELECTED FINANCIAL DATA
FARR COMPANY AND SUBSIDIARIES

Years Ended
(In thousands, except share and per share data)  Dec. 30, 1995  Dec. 31, 1994   Jan. 1, 1994   Jan. 2, 1993  Dec. 28, 1991
- -----------------------------------------------  -------------  -------------   ------------   ------------  -------------

Net Sales                                           $  113,275     $  106,989     $  112,363     $  112,094     $  112,410
Net  Income (Loss)
  (Notes D, E, F, G & I)                                 3,124     (      355)         1,284     (    4,590)     (   2,996)
Net  Income (Loss) per share                               .85     (      .10)           .35     (     1.26)     (     .83)
Total Assets (Notes A, B & C)                           55,570         59,269         60,905         67,383         83,531
Long-term Debt, net of current portion
  (Notes A, B, C, H & I)                                 9,412         18,957         21,913         27,001         32,747
Cash Dividends per share                                                                                .06            .24
Weighted average number of shares                    3,683,582      3,678,218      3,669,297      3,653,151      3,611,386
Capital expenditures                                     1,163            987            674            715          5,139
Net property, plant and equipment                       16,406         17,930         21,914         24,595         27,903
Working Capital (Notes A & B)                           20,183         21,782         20,853         21,289         32,206
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

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations
- ---------------------

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

Liquidity and Capital Resources
- -------------------------------

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

                                      # # #







SUMMARIZED QUARTERLY FINANCIAL DATA
(Unaudited)
FARR COMPANY AND SUBSIDIARIES

(In thousands, except per share data)


                            1995                                1994                                 1993

               Net      Gross    Net    Per         Net      Gross    Net    Per         Net      Gross     Net    Per
Quarter       Sales    Profit  Income  Share       Sales    Profit  Income  Share       Sales    Profit   Income  Share
- ---------   --------------------------------     --------------------------------     ---------------------------------

First       $ 27,253  $ 6,396  $  633  $ .17     $ 25,171  $ 4,876  ($415) ($ .11)    $ 30,631  $ 7,097   $  578  $ .16
Second        28,682    6,956     675    .18       26,525    5,181  ( 625) (  .17)      29,652    7,047      505    .14
Third         28,444    6,752     726    .20       27,462    5,775    275     .07       26,704    5,519      168    .04
Fourth        28,896    7,675   1,090    .30       27,831    6,720    410     .11       25,376    5,211       33    .01
            --------  -------  ------  -----     --------  -------  -----  ------     --------  -------   ------  -----
Year        $113,275  $27,779  $3,124  $ .85     $106,989  $22,552  ($355) ($ .10)    $112,363  $24,874   $1,284  $ .35
            ========  =======  ======  =====     ========  =======  =====  ======     ========  =======   ======  =====





SUMMARY OF STOCK QUOTATIONS

                          1995                 1994                 1993
Quarter               High    Low          High    Low          High    Low
- ------------        --------------       --------------       --------------

First               $8      $5 7/8       $6 5/8  $5 3/4       $7 5/8  $4 5/8
Second               7 1/2   6 3/8        6 3/8   4 1/2        8 1/4   5 1/8
Third                9 1/2   6 5/8        7 1/4   4 5/8        8 3/8   6
Fourth               8 1/4   6 7/8        7 1/4   5 3/4        7 3/8   6
                    ------  ------       ------  ------       ------  ------
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