Form 10-K, Exhibit 13
period 1996-12-28
FARR CO
filed 1997-03-27
CIK 34629

FARR



                  Innovative Product Leadership in Filtration


   (picture of E-Series Riga-Flo        (picture of RF-180 filter, a high
   filter, a totally disposable,        efficiency railroad bag air filter
   low pressure drop, high              which eliminates carry over of
   performance rigid air filter         adhesives into the turbocharger,
   for HVAC systems)                    aftercooler and other engine
                                        components)

      E-Series Riga-Flo                          RF-180


                   (picture of Riga-RP Filter System,
                   an economical replaceable panel
                   air filtration system for high
                   efficiency particulate filtration
                   and/or carbon absorption, designed
                   for new or retrofit installation
                   in HVAC systems)

                         Riga-RP Filter System


                               1996 Annual Report

                                Mission Statement

                        To be a highly successful company
                        providing filtration products and
                         services of premium value that
                       protect people, equipment and their
                         environment from contaminants.

          To produce acceptable rewards to those having a stake in the success of the enterprise.




                                     + + +





             SALES                                  NET PROFIT


 (bar graph showing 1994, 1995 and      (bar graph showing 1994, 1995 and 1996
  1996 quarterly sales, in millions)     quarterly net profits, in thousands)






           LONG TERM DEBT                      MARKET CAPITALIZATION


  (bar graph showing 1994, 1995 and    (bar graph showing 1994, 1995 and 1996
   1996 end of quarter long term         quarterly market capitalization,
      debt, in millions)                            in millions)





Measurement                                  Long           Market
 Period           Sales      Net Profits   Term Debt    Capitalization
(quarter)       (millions)   (thousands)   (millions)     (millions)
---------       ----------   -----------   ----------     ----------

1994 - Q1         $25.2       ($  415)      $22.9           $23.4
     - Q2         $26.5       ($  625)      $22.5           $17.9
     - Q3         $27.5        $  275       $22.0           $25.7
     - Q4         $27.8        $  410       $21.0           $22.5
1995 - Q1         $27.3        $  633       $17.7           $24.4
     - Q2         $28.7        $  675       $17.5           $27.6
     - Q3         $28.4        $  726       $16.5           $31.3
     - Q4         $28.9        $1,090       $10.1           $29.5
1996 - Q1         $31.1        $1,178       $ 8.5           $35.2
     - Q2         $31.4        $1,499       $ 6.1           $49.2
     - Q3         $30.0        $1,595       $ 4.5           $53.8
     - Q4         $29.6        $1,618       $ 2.1           $61.7


FINANCIAL HIGHLIGHTS


  (In Thousands, Except Per Share Items)          1996         1995        1994
  ------------------------------------------------------------------------------
  Net sales                                   $122,021     $113,275    $106,989
  Income (loss) before income taxes              9,680        5,163   (     642)
  Income tax provision (benefit)                 3,790        2,039   (     287)
  Net Income (loss)                              5,890        3,124   (     355)
  Net Income (loss) per common share              1.06          .57   (     .07)
  Current assets                                37,679       38,928      40,075
  Current liabilities                           17,873       18,745      18,293
  Working capital                               19,806       20,183      21,782
  Long-term debt, net of current portion         2,068        9,412      18,957
  Property, plant and equipment, net            15,611       16,406      17,930
  Stockholders' Investment                      31,210       24,785      21,172

  ------------------------------------------------------------------------------



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

LETTER TO STOCKHOLDERS
----------------------

1996 was a good year for Farr. All-time financial records were set and steady rates of improvement were seen in every functional area.

For the year of 1996, net income set a record at $5,890,000 or $1.06 per share compared to $3,124,000 or $.57 per share for the prior year, an 89% increase. Sales for 1996 also set a record at $122,021,000 which was an increase of $8,746,000 or 8%.

During 1996, the Company continued to strengthen its financial position. Long-term debt was reduced by $7,985,000 down to $2,091,000. This debt reduction was primarily accomplished through increased profits, capital spending conservation and controls aimed at minimizing our working capital requirements. Of significant note, the Company reduced its inventories by over $2,900,000 in 1996 as a result of specific programs to improve inventory turnover while at the same time decreasing customer delivery lead times. As a result of our continued debt reduction, 1996 interest expense was reduced by $1,109,000 compared to 1995. For 1997, we anticipate further interest expense reductions.

In addition to debt reduction in 1996, we again leveraged our improved financial position and performance to negotiate reductions in the cost of borrowed capital from our lenders. Stockholders' Investment increased $6,425,000 to $31,210,000, an increase of 26% during 1996.

Along with these financial accomplishments, significant changes were made in other areas during the year and while positive results were realized during the year from these changes, we anticipate the major benefits will be felt in succeeding years.


OPERATIONAL CHANGES
-------------------

Plant rationalization was completed with the closing of the Hazleton, Pennsylvania assembly plant. The production from Hazleton was distributed among other Farr plants in Illinois, North Carolina and Montreal, Canada. The main purpose of this move was to enable more consolidation of shipments from single source regional plants because the Hazleton plant had capability to produce a limited number of products. While our Montreal plant is near the northeast U.S. market, it was not until implementation of the North American Free Trade Agreement (NAFTA) that it became a practical sourcing point for U.S.
customers.

Farr has been in the dust collection and engineered systems business, domestically, for a number of years and they had developed as separate organizations. A study suggested that the reasons for operating these two divisions separately were no longer of major importance. In fact, considerable gains were possible in combining these units into a single business unit with all functions centralized at one location. This is now complete and we plan to grow this unit in both sales and profit without further investment for some time. A turnaround in these products will mean worthwhile gains to Farr because they have been only marginal to negative performers for many years.

A program of improved customer service has succeeded in that our standard stock product delivery times have been cut in half with further improvement being planned. Three of our five product order desks have been relocated from the corporate headquarters to the actual producing plants to speed communications, resolve questions and make transactions more accurate.
The results have been gratifying.


NEW PRODUCTS
------------

In the product development area, our activity has ranged from minor improvements in features and performance of existing products to the introduction of new products, having considerably new and different characteristics and performance profiles. These new products provide the customer with cleaner air, more convenient handling, lower operating and disposal costs and are more environmentally friendly.

Some examples are pictured on the front cover.  They are:

o The new RF-180 engine air intake filter for railroad locomotives which doubles the time between replacements saving purchase cost, labor, down-time and disposal costs. A number of railroads have recognized this as a significant advantage over anything else available.

o The E-Series Riga-Flo(R), a truly innovative product, has just been introduced creating widespread interest in this incinerable high performance industrial/commercial filter. It is strong yet lightweight so it handles and installs with less effort, resists damage more than conventional filters of equal performance and is ecologically friendly. Our sales force and distributors are enthusiastic about all of our new products and especially about this one. However, only time will measure its market performance.

o The Riga-RP(R) which provides the opportunity to upgrade the indoor air quality (IAQ) of older systems without the cost of replacing duct work, blowers, etc. Among its many features is the incinerability of the filter panels with no need to change the metal housing.


UPGRADED MANUFACTURING FACILITIES
---------------------------------

o New equipment has been installed in our United Kingdom factory. This enables us to provide shorter lead time on dust collection and engineered systems equipment from that facility.

We believe this is responsible for some orders which may have otherwise gone to competitors. Also, a new pleater has been installed which enables the U.K. to produce cleanroom and HEPA filters from raw stock. The prior practice was to order pleated stock from the U.S. which increased freight costs and inventories and stretched out customer deliveries.

o A new state-of-the-art computer aided metal stamping center has been installed in the Jonesboro plant. This will cut costs, reduce lead times and improve quality of many of the metal products made there.


STRENGTHENING THE ORGANIZATION
------------------------------

o During the year a formal corporate purchasing function was created. Phil Hochstein was recruited as Corporate Purchasing Director. Benefits to both Farr and its suppliers are being realized from this move. Our suppliers benefit from the opportunity to sell greater quantities of combined plant requirements, whereas Farr can participate with the supplier in the economics of volume. Greater efficiency and improved vendor quality performance are goals to be realized.

o In January of this year, Don Thornburg joined Farr as Engineering Manager. He brings considerable experience in cleanroom and HEPA products that were areas of needed strength. He also augments our excellent capability in HVAC product development and engineering.

o As of February 1, 1997 Janet Peet became Corporate Director of Human Resources and assumed functional responsibility for all of Farr's U.S. human relations. This will improve uniformity of policies and practices throughout the Company's U.S. operations without imposing another bureaucratic layer. It is a necessary preparation for the Company's future growth.

These are organizational enhancements and we are fortunate to have such highly professional managers join our team.

Your Company is solidly pursuing the dual paths of performance improvement and sales growth. We have been underway on the first goal for almost three years and there is no doubt as to our ability to find ways to improve our performance. While this has been done with varying degrees of success among the many undertakings, it nonetheless has proven to be very successful overall. We can and will continue to capture those opportunities for greater efficiencies, less scrap, shorter lead times, better quality and improved customer satisfaction.

Improvements in operations have allowed us more time to concentrate on sales growth opportunities. This process was started in 1996 and some early programs have been replaced or modified and new plans are being formulated and tested. New goals are being set as we see opportunities evolve.

An encouraging fact is that we have accomplished some modest sales growth while simultaneously dropping or de-emphasizing certain products or markets. More of this may have to occur before a healthy growth pattern develops.

The sales growth goal is seen by your management as the challenge of our time and is taken on with great enthusiasm and a burning desire to accomplish it. We call your attention to the Company's Mission Statement printed on the inside front cover. The last phrase means we will be successful when all parties are adequately rewarded, i.e., stockholders, customers, employees, suppliers and the community at large and in that order.

We appreciate the contributions of each of those parties and believe we will accomplish our mission.

On February 18, 1997, the board of directors took two actions which are worthy of note. First, Denis R. Brown was elected to the board in a newly created position. Mr. Brown is President and Chief Executive Officer of Pinkerton, Inc. His considerable experience in manufacturing and international operations will be a valuable asset to the Company. Second, the board authorized a 3 for 2 stock split of the common stock in the form of a 50 percent stock dividend, to be distributed March 28, 1997 to stockholders of record March 7, 1997.




 ----------------------------------         -----------------------------------
           H. Jack Meany                             John C. Johnston
 Chairman & Chief Executive Officer         President & Chief Operating Officer

CONSOLIDATED BALANCE SHEETS                            FARR COMPANY AND SUBSIDIARIES

                                              December 28, 1996    December 30, 1995
------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents                         $ 1,997,000         $   812,000
  Accounts receivable, less allowances
    of $297,000 in 1996 and $214,000 in 1995         20,551,000          20,077,000
  Inventories
    Raw materials                                     5,380,000           6,392,000
    Work in progress                                  3,979,000           5,119,000
    Finished goods                                    3,175,000           3,926,000
                                                    -----------         -----------
                                                     12,534,000          15,437,000
  Prepaid expenses                                      790,000             622,000
  Deferred income tax benefit                         1,807,000           1,980,000
                                                    -----------         -----------
    Total current assets                             37,679,000          38,928,000
                                                    -----------         -----------
Property, plant and equipment at cost
  Land                                                2,107,000           2,094,000
  Buildings and improvements                         15,247,000          15,231,000
  Machinery and equipment                            34,907,000          33,829,000
                                                    -----------         -----------
                                                     52,261,000          51,154,000
    Less accumulated depreciation and amortization   36,650,000          34,748,000
                                                    -----------         -----------
                                                     15,611,000          16,406,000
Investments and other                                   397,000             236,000
                                                    -----------         -----------
                                                    $53,687,000         $55,570,000
                                                    ===========         ===========

Liabilities & Stockholders' Investment
Current Liabilities:
  Notes payable to banks                            $   874,000         $   432,000
  Current portion of long-term debt                      23,000             664,000
  Accounts payable                                    8,665,000           8,875,000
  Accrued liabilities                                 7,566,000           8,248,000
  Income taxes payable and current deferred
    income taxes                                        745,000             526,000
                                                    -----------         -----------
    Total current liabilities                        17,873,000          18,745,000
                                                    -----------         -----------
Long-term debt, net of current portion                2,068,000           9,412,000
Deferred income taxes                                 2,350,000           2,628,000
Other noncurrent liabilities                            186,000                  --
Commitments and contingencies
Stockholders' investment
  Common stock, $.10 par value -
    Authorized - 10,000,000 shares
    Outstanding 5,707,404 shares at
      December 28, 1996 and 5,690,004 shares
      at December 30, 1995                              544,000             543,000
  Additional paid-in capital                         11,603,000          11,487,000
  Cumulative translation adjustments               (  1,206,000)       (  1,624,000)
  Retained earnings                                  20,269,000          14,379,000
                                                    -----------         -----------
    Total stockholders' investment                   31,210,000          24,785,000
                                                    -----------         -----------
                                                    $53,687,000         $55,570,000
                                                    ===========         ===========

The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED OPERATIONS STATEMENTS                                         FARR COMPANY AND SUBSIDIARIES

For the Years Ended                              December 28, 1996  December 30, 1995  December 31, 1994
--------------------------------------------------------------------------------------------------------
Net Sales                                             $122,021,000       $113,275,000       $106,989,000
Cost of Sales                                           91,276,000         85,496,000         84,437,000
                                                      ------------       ------------       ------------
Gross Margin                                            30,745,000         27,779,000         22,552,000
  Selling, general and administrative expenses          20,378,000         20,956,000         20,065,000
  Interest expense                                         687,000          1,796,000          2,129,000
  Restructuring costs                                           --            540,000          1,000,000
  Gain on sale of assets                                        --      (     676,000)                --
                                                      ------------       ------------       ------------
Total Expenses                                          21,065,000         22,616,000         23,194,000
                                                      ------------       ------------       ------------
Income (Loss) Before Income Taxes                        9,680,000          5,163,000      (     642,000)
  Income Tax (Benefit) Provision                         3,790,000          2,039,000      (     287,000)
                                                      ------------       ------------       ------------
Net Income (Loss)                                     $  5,890,000       $  3,124,000      ($    355,000)
                                                      ============       ============       ============




Net Income (Loss) per common share                    $       1.06       $        .57      ($        .07)
                                                      ============       ============       ============

The accompanying notes are an integral part of these statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                                                                             Cumulative
For the Years Ended December 28, 1996,           Common       Additional       Retained      Translation      Loans to
December 30, 1995 and December 31, 1994           Stock     Paid-in Capital    Earnings      Adjustments       ESOPs
----------------------------------------------------------------------------------------------------------------------

Balance-- January 1, 1994                        $552,000     $11,811,000     $11,636,000    ($1,639,000)    ($755,000)
  Exercise of Stock Options                            --          10,000              --             --            --
  Cumulative Translation Adjustment                    --              --              --    (   208,000)           --
  Principal Loan Payments from ESOPs                   --              --              --             --       120,000
  Net Loss                                             --              --    (    355,000)            --            --
                                                 --------     -----------     -----------     ----------      --------
Balance-- December 31, 1994                       552,000      11,821,000      11,281,000    ( 1,847,000)    ( 635,000)
  Exercised and Granted Stock Options               1,000         174,000              --             --            --
  Cumulative Translation Adjustment                    --              --              --        223,000            --
  Principal Loan Payments from ESOP's                  --              --    (     26,000)            --       635,000
  Treasury Stock Acquired - 99,050 shares       (  10,000)   (    508,000)             --             --            --
  Net Income                                           --              --       3,124,000             --            --
                                                 --------     -----------     -----------     ----------      --------
Balance -- December 30, 1995                      543,000      11,487,000      14,379,000    ( 1,624,000)            0
  Exercise of Stock Options                         1,000          98,000              --             --            --
  Cumulative Translation Adjustment                    --              --              --        418,000            --
  Treasury Stock Sold - 1,974 shares                   --          18,000              --             --            --
  Net Income                                           --              --       5,890,000             --            --
                                                 --------     -----------     -----------     ----------      --------
Balance - December 28, 1996                      $544,000     $11,603,000     $20,269,000    ($1,206,000)     $      0
                                                 ========     ===========     ===========     ==========      ========


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                          FARR COMPANY AND SUBSIDIARIES


For the Years Ended                                  December 28, 1996  December 30, 1995  December 31, 1994
------------------------------------------------------------------------------------------------------------

Operating Activities:
  Net Income (Loss)                                       $ 5,890,000       $  3,124,000        ($   355,000)
    Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
      Depreciation and amortization                         2,392,000          3,299,000           3,308,000
      Provision for loss on accounts receivable               109,000            151,000             202,000
      Benefit retirement trust                                186,000                 --                  --
      Change in deferred income taxes                          86,000          1,501,000        (    466,000)
      Exchange loss (gain)                                     97,000             14,000        (    128,000)
      Net (gain) loss on sale/retirement of
        property, plant and equipment                          49,000       (    701,000)             33,000
      Provision for (gain) loss on investments                     --       (    115,000)            170,000
      Change in assets and liabilities
        Inventories                                         3,048,000       (    734,000)            815,000
        Receivables and prepaid expenses                 (    600,000)         1,186,000        (  1,393,000)
        Accounts payable and accrued expenses            (    960,000)         1,104,000           1,695,000
        Income taxes payable                                    2,000       (    100,000)       (    103,000)
                                                          -----------        -----------         -----------
    Net cash provided by operating activities              10,299,000          8,729,000           3,778,000
                                                          -----------        -----------         -----------
Investing Activities:
  Purchases of property, plant and equipment             (  1,465,000)      (  1,163,000)       (    987,000)
  Proceeds from sale of property, plant and
    equipment                                                   6,000          2,945,000                  --
  Proceeds from sale of investments                                --            567,000                  --
  Purchase of investments, benefit trust                 (    186,000)                --                  --
                                                          -----------        -----------         -----------
    Net cash provided by (used in) investing activities  (  1,645,000)         2,349,000        (    987,000)
                                                          -----------        -----------         -----------
Financing Activities:
  Proceeds from revolving line of credit and
    long-term debt                                          8,603,000            432,000          18,939,000
  Principal payments on revolving line of credit
    and long-term debt                                   ( 16,195,000)      ( 10,893,000)       ( 21,843,000)
  Principal payments received on ESOP loans                     7,000            635,000             120,000
  Deferred financing costs                                         --                 --        (    552,000)
  Proceeds from sale of stock, stock option plans              99,000            175,000              10,000
  Treasury stock sold (acquired)                               18,000       (    518,000)                 --
  Other                                                            --       (    167,000)                 --
                                                           ----------        -----------         -----------
    Net cash used in financing activities                 ( 7,468,000)      ( 10,336,000)       (  3,326,000)
                                                           ----------        -----------         -----------
Effect of Exchange Rate Changes on Cash                   (     1,000)      (     57,000)       (      9,000)
                                                           ----------        -----------         -----------
   Increase (decrease) in cash and cash equivalents         1,185,000            685,000        (    544,000)
Cash and Cash Equivalents at Beginning of Period              812,000            127,000             671,000
                                                          -----------        -----------         -----------
Cash and Cash Equivalents at End of Period                $ 1,997,000        $   812,000         $   127,000
                                                          ===========        ===========         ===========

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

   Basis Of Presentation -- Farr Company is a multinational company engaged principally in the design, development, manufacture, sale and service of air and liquid filters. The principal market for the Company's products and services are North American based commercial wholesale distributors, HVAC OEMs and contractors and transportation businesses. The accompanying consolidated financial statements include the accounts of Farr Company and its wholly-owned subsidiaries. A functional currency has been determined for each foreign entity of the Company, and the exchange gain or loss from translating the foreign currency statements to their U. S. dollar equivalents at the rates of exchange in effect at the end of each period is charged or credited to cumulative translation adjustments within stockholders' investment. Differences from converting nonfunctional to functional currencies and transaction gains and losses are included in income. During 1996, 1995 and 1994, $97,000 was charged, $14,000 was charged and $128,000 was credited to income, respectively.

   Accounting Period -- The Company's fiscal year ends on the Saturday closest to December 31. The fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994, were all comprised of fifty-two weeks.

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

         In 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121 - "Accounting for the Impairment of Long Lived Assets to Be Disposed Of " (FASB No. 121), effective for 1996. The Company's adoption of FASB No. 121 resulted in no impact on the Company's results of operations or financial position.

   Investments And Other -- Investments and other include intangible assets that are amortized on a straight-line basis over various periods of time ranging from 3 to 5 years.

   Product Engineering And Development -- Engineering and development costs aggregating $2,217,000, $2,251,000 and $2,221,000 in 1996, 1995, and
         1994, respectively, for new products or improvements of existing products, were expensed as incurred.

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

FARR COMPANY AND SUBSIDIARIES

2.  INVENTORIES

         Domestic inventories totaling $7,375,000 and $11,140,000 at December 28, 1996 and December 30, 1995, respectively, are stated at cost determined by the last-in, first-out method. If the first-in, first-out method of inventory valuation had been used, inventories would have been $6,801,000 and $6,857,000 higher than reported at December 28, 1996 and December 30, 1995, respectively.

3.  RESTRUCTURING COSTS

         In the fourth quarter of 1995, the Company recorded a restructuring charge of $360,000 related to the costs associated with the reorganization of its manufacturing and distribution operations in
         North America. This reorganization was implemented as part of the Company's effort to consolidate manufacturing and distribution operations and increase production efficiency, asset utilization and profitability. The charge was comprised of $230,000 of work force related costs (approximately 40 people) and $130,000 for facility related costs. The majority of the costs associated with this restructuring were incurred during the first quarter of 1996. At December 28, 1996, the balance of this restructuring charge was $103,000 and was included as a component of accrued liabilities in the accompanying Consolidated Balance Sheets.

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

                  The Company recorded a restructuring charge of $1,500,000 in the fourth quarter of 1992 related to anticipated costs associated with the closures of two manufacturing plants. The two United States plants located in Pryor, Oklahoma and Eatonton, Georgia were closed in 1993 as part of the Company's efforts to consolidate manufacturing operations and increase production efficiency, asset utilization and profitability. During the fourth quarter of 1995, the Company recorded and increased its restructuring costs by $180,000 for facility related costs associated with these two facilities. The remaining $365,000 balance of this restructuring charge is included as a component of accrued liabilities in the accompanying Consolidated Balance Sheet as of December 28, 1996. If the present weak real estate market in Eatonton, Georgia continues beyond 1999, the Company may need to record an additional provision to cover the costs of leasing and maintaining the facility beyond the estimated disposition date.

4.  GAIN ON SALE OF U.S. PLANT

         In November 1995, the Company sold its plant located in Rialto, California for $3,050,000 which resulted in a gain of $676,000. The entire amount of the net proceeds were received in cash and were primarily used to retire secured debt on the subject property.

5.  COMMON STOCK

         On April 3, 1989, the Company's Board of Directors declared a dividend distribution of one common share purchase right for each share of common stock outstanding on April 18, 1989. An exercisable right will, under certain conditions, entitle its holder to purchase from the Company one-half of one share of common stock at the exercise price, subject to adjustment, at a price of $40 per whole share, subject to adjustment. The exercise price as of December 28, 1996 is $21.33 per whole share of common stock. The rights will become exercisable ten days after any person acquires 20 percent or more of the Company's outstanding common stock, or announces an offer which would result in such person acquiring 30 percent or more of the Company's common stock. The rights will expire on April 3, 1999, and may be redeemed by the Company for $.01 per right at any time until ten business days after a person acquires 20 percent or more of the Company's common stock. Under certain circumstances after a person acquires 20 percent or more of the Company's common stock, or after a merger or other business combination involving the Company, an exercisable right will entitle its holder to purchase shares of common stock (or shares of an acquiring company) having a market value of twice the exercise price of one right.

                   In 1996 the Company transferred 1,974 shares to the Employee Stock Ownership Plan. In 1995 the Company received 99,050 shares from the Employee Stock Ownership Plans as payment against the Company's outstanding loans to the Plans. As of December 28, 1996 and December 30, 1995 the Company held in treasury 251,057 and 253,031 shares of its common stock at a cost of $1,399,000 and $1,417,000, respectively. Outstanding stock amounts are reflected net of outstanding treasury shares in the Consolidated Statements of Stockholder's Investment. Per share amounts and shares outstanding in the current and prior periods have been restated to reflect a 3 for 2 stock split paid in the form of a stock dividend (see note 6).

FARR COMPANY AND SUBSIDIARIES

6.   DIVIDEND AND STOCK SPLIT

         On February 18, 1997, The Company's Board of Directors declared a dividend to be paid in the form of a 3 for 2 stock split, payable on March 28, 1997, to stockholders of record on March 7, 1997.

7.   NOTES PAYABLE AND LONG-TERM DEBT

         The Company's foreign subsidiaries utilize overdraft facilities that amounted to approximately $2,326,000 of which $874,000 was utilized as of December 28, 1996. As of December 30, 1995, total foreign overdraft facilities amounted to approximately $2,309,000 of which $432,000 was utilized. The weighted average interest rate was 7.3% in 1996 and 8.6% in 1995.

                  In February 1996, the Company restructured its long term credit facilities financing. A new $10,000,000 long-term revolving credit facility replaced the Company's $22,000,000 revolving credit facility and $4,000,000 term credit facility. This loan will mature on June 1, 1998 when the then outstanding loan balance will be due. Interest is payable on the loan at a floating rate equal to the Prime rate or the bank's Offshore rate plus 1.75 percent. In addition, the Company retired the outstanding portion of its $2,500,000 Holly Springs, Mississippi Industrial Revenue Bonds in August, 1996.
         Long-term debt as of December 28, 1996 and December 30, 1995 were as follows:

                                                              December 28, 1996     December 30, 1995
-----------------------------------------------------------------------------------------------------
   Revolving credit facility                                         $2,000,000            $4,603,000
   Term loan                                                             91,000               105,000
   Notes secured by deeds of trust on real property -
     Term loan                                                               --             2,753,000
     Jonesboro, Arkansas Industrial Revenue Bonds                            --               385,000
     Holly Springs, Mississippi Industrial Revenue Bonds                     --             2,230,000
                                                                      2,091,000            10,076,000
                                                                     ----------           -----------
 Less current portion                                               (    23,000)          (   664,000)
                                                                     ----------            ----------
   Net long-term debt                                                $2,068,000            $9,412,000
                                                                     ==========            ==========

        At December 28, 1996, real, personal and intangible property of $177,000 were pledged as security for long-term debt.


                  Under the Company's domestic credit agreement, the Company is required to maintain among other things, a minimum net domestic tangible net worth less foreign intercompany receivables balance of $10,500,000, a minimum fixed charge coverage ratio of not less than 1.35, a quick ratio of not less than .7 to 1.0 and a minimum consolidated liabilities to tangible net worth ratio of not more than
         1.25 to 1.0.

                  Interest paid on outstanding debt and obligations net of amounts capitalized were $788,000, $1,839,000, and $1,964,000 in 1996,
         1995, and 1994, respectively.

                  Principal payments are as follows:

                                           Year ending        Long-term debt
                                           ---------------------------------

                                             1997                $    23,000
                                             1998                  2,023,000
                                             1999                     23,000
                                             2000                     22,000
                                                                  ----------
                                             Total                $2,091,000
                                                                  ==========

FARR COMPANY AND SUBSIDIARIES

8.  INCOME TAXES

         The provision for income taxes is summarized as follows:

For the Years Ended       December 28, 1996     December 30, 1995     December 31, 1994
----------------------------------------------------------------------------------------
    Current --  Federal          $2,772,000            $   81,000              $     --
                State               432,000               171,000                48,000
                Foreign             282,000               286,000                69,000
                                 ----------            ----------              --------
                                  3,486,000               538,000               117,000
                                 ----------            ----------              --------
    Deferred -- Federal         (    96,000)            1,230,000             ( 489,000)
                State                    --               173,000                    --
                Foreign             400,000                98,000                85,000
                                 ----------            ----------              --------
                                    304,000             1,501,000             ( 404,000)
                                 ----------            ----------              --------
                                 $3,790,000            $2,039,000             ($287,000)
                                 ==========            ==========              ========



         The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company:

For the Years Ended                               December 28, 1996   December 30, 1995   December 31, 1994
-----------------------------------------------------------------------------------------------------------
Computed income taxes at statutory rate                  $3,291,000         $1,755,000            ($218,000)
State income taxes, net of federal income tax benefit       285,000            113,000               31,000
Taxes on foreign subsidiaries' net income in excess
  of (less than) income taxes at statutory rates             40,000             46,000              (86,000)
Other items, net                                            174,000            125,000              (14,000)
                                                         ----------         ----------             --------
Provision (benefit) for income taxes                     $3,790,000         $2,039,000            ($287,000)
                                                         ==========         ==========             ========



              Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets andliabilities and available tax credit carryforwards. Temporary differences and carryforwards which give rise to a significantportion of deferred tax assets and liabilities were as follows:

For the Years Ended                        December 28, 1996  December 30, 1995
-------------------------------------------------------------------------------
Net operating loss                                $       --         $  231,000
Depreciation                                     (   537,000)       (   622,000)
Employee compensation accruals                       716,000            753,000
Plant relocation and restructuring                   184,000            230,000
DISC commission accrual                          ( 1,782,000)       ( 1,782,000)
Acquisition reserves                             (   639,000)       (   735,000)
Inventory                                            928,000            788,000
Other items, net                                     587,000            290,000
                                                  ----------         ----------
                                                 ($  543,000)       ($  847,000)
                                                  ==========         ==========

         Included in income taxes payable and current deferred income taxes at December 28, 1996 and December 30, 1995were $408,000 and $199,000, respectively, of foreign deferred income taxes.

FARR COMPANY AND SUBSIDIARIES

         The consolidated income (loss) before income tax, by domestic and foreign sources is as follows:

For the Years Ended            December 28, 1996    December 30, 1995    December 31, 1994
------------------------------------------------------------------------------------------
Domestic                              $7,792,000           $4,170,000          ($1,350,000)
Foreign                                1,888,000              993,000              708,000
                                      ----------           ----------           ----------
                                      $9,680,000           $5,163,000          ($  642,000)
                                      ==========           ==========           ==========

         Net income taxes paid were $3,461,000,  $466,000, and $613,000 in 1996,
         1995, and 1994, respectively.


9.  EMPLOYEE BENEFIT PLANS

         The Company has defined contribution retirement plans covering domestic employees who meet eligibility requirements. Company contributions are based on a formula as specified in the respective plan agreements. Contributions, which aggregated $851,000 in 1996, $916,000 in 1995 and $352,000 in 1994, were charged to expense in accordance with the approved plan formulas.

                  The Company had two employee  stock  ownership  plans  (ESOPs)
         that operated in conjunction with the Company's prior defined contribution plans. The ESOPs previously purchased outstanding shares on a leveraged basis, with the Company making sufficient contributions to cover the interest and principal payments resulting from the borrowings. The Company contributed $133,000 and $180,000 to cover interest and principal payments on outstanding borrowings in 1995 and 1994, respectively. The Company recognized expense for the ESOPs using the cash payments method, which is subject to certain minimum amounts. The Company terminated the ESOP's in 1996.

                  Pension  costs  for  the  Company's   defined  benefit  plans,
         covering eligible employees in foreign operations, are determined by independent actuarial valuations.

                  Pension (benefit) expense under the provisions of Statement of Financial Accounting Standards (SFAS) No. 87,"Employers' Accounting for Pensions", was ($39,000) in 1996, ($17,000) in 1995 and $56,000 in
         1994. The components of the 1996, 1995 and 1994 net periodic pension cost were as follows:

For the Years Ended                                    1996          1995           1994
------------------------------------------------------------------------------------------
Service Cost                                       $196,000       $165,000       $216,000
Interest cost on projected benefit obligation       337,000        302,000        288,000
Actual loss (return) on plan assets               ( 570,000)     ( 696,000)       115,000
Net amortization and deferral                     (   2,000)       212,000      ( 563,000)
                                                   --------       --------       --------
                                                  ($ 39,000)     ($ 17,000)      $ 56,000
                                                   ========       ========       ========


The Assumptions used were:
Discount rate                                      7.8%-- 8.0%   8.0%-- 9.0%          9.0%
Rate of compensation increase                      5.0%-- 6.0%   5.0%-- 6.0%   5.0%-- 6.5%
Long-term rate of return on assets                 9.0%--10.0%   9.0%--10.0%   9.0%--10.0%

FARR COMPANY AND SUBSIDIARIES

                  The following table sets forth the funded status of the defined benefit plans and amounts recognized in the Company's consolidated balance sheets as of December 28, 1996 and December 30, 1995:

For the Years Ended                                              1996              1995
---------------------------------------------------------------------------------------
Actuarial present value of benefit obligations --
  Vested benefit obligation                                $4,660,000        $3,947,000
  Accumulated benefit obligation                            4,660,000         3,947,000
                                                           ==========        ==========
Projected benefit obligation                                4,962,000         4,219,000
Plan assets at fair value                                   6,030,000         5,112,000
                                                           ----------        ----------
Plan assets in excess of projected benefit obligation       1,068,000           893,000
Unrecognized net gain                                     ( 1,463,000)      ( 1,003,000)
Prior service cost not yet recognized
    in net periodic pension cost                              135,000           142,000
Unrecognized net transition asset                         (   111,000)      (   119,000)
                                                           ----------        ----------
Accrued pension cost obligation recognized in the
     consolidated balance sheets                          ($  371,000)      ($   87,000)
                                                           ==========        ==========

         The Company provides no post-retirement health care and life insurance benefits or other post-employment benefits to its employees.


10.   STOCK OPTIONS

         Under the 1983 and 1993 stock option plans, the Company may grant non-qualified and incentive stock options to officers and employees. Options are contingent upon continued employment, and become exercisable from at least one year after date of grant at such times and installments as the Compensation Committee of the Board shall provide. All options outstanding at December 28, 1996 had an exercise price equal to 100 percent of the fair market value on the date the option was granted except for 118,500 shares that were granted in 1995. Compensation expense recorded under the plan was $27,000 in both 1996 and 1995, respectively. Options expire ten years from the date of grant, subject to earlier expiration under the terms of the plan. The 1983 plan covered a total of 468,750 shares of the Company's common stock of which at December 28, 1996, 103,293 shares were subject to presently outstanding options. At December 28, 1996, 525,000 shares of common stock were reserved for distribution under the 1993 plan, of which 230,625 shares were subject to outstanding options.

                  As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), effective for 1996, the Company continues to account for stock compensation costs in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Had compensation cost for the Company's stock plans been determined in accordance with FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

For the Year Ended                 December 28, 1996  December 30, 1995
-----------------------------------------------------------------------
Net Income      As Reported               $5,890,000         $3,124,000
                Pro Forma                 $5,814,000         $3,062,000


Primary EPS     As Reported               $     1.06         $      .57
                Pro Forma                 $     1.05         $      .55

                  Because the Statement No. 123 method of accounting has not been applied to options granted prior to December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: risk-free interest rates of 7.83, 7.13, 6.19 and 6.1 percent for options granted in 1995 and 6.28 and 6.76 percent for options granted in 1996; expected dividend yields of 0 percent; expected volatility of 45; expected life of 7 years for both 1996 and 1995 options.

FARR COMPANY AND SUBSIDIARIES

         Activity under the 1983 and 1993 plans is summarized as follows:

                                   1996                      1995                    1994
                        -------------------------  -------------------------  -------------------------
                                    Weighted                  Weighted                Weighted
                        Shares  Avg. Option Price  Shares  Avg. Option Price  Shares  Avg. Option Price
                        ------  -----------------  ------  -----------------  ------  -----------------
Options outstanding
  beginning of year    362,545        $4.69       250,117        $5.32       224,472        $5.86
Granted                  3,750         6.17       148,500         3.59       165,750         4.25
Exercised               17,400         5.26         9,795         4.11            --           --
Cancelled and expired   14,978         5.51        26,277         4.69       140,105         4.91
                       -------        -----       -------        -----       -------        -----
Options outstanding
     end of year       333,917        $4.64       362,545        $4.69       250,117        $5.32
                       =======        =====       =======        =====       =======        =====

End of year shares
   exercisable         167,231        $5.53       147,258        $5.93       127,455        $5.95
                       =======        =====       =======        =====       =======        =====

--------------------------------------------------------------------------------


         The following table summarizes information about fixed stock options outstanding as of December 28, 1996:

                         Options Outstanding                           Options Exercisable
---------------------------------------------------------------    ---------------------------
                     Number    Weighted-Avg.                         Number
    Range of      Outstanding    Remaining       Weighted-Avg.     Exercisable  Weighted-Avg.
 Exercise Prices  at Dec. 28  Contractual Life   Exercise Price     at Dec. 28  Exercise Price
 ---------------  ----------  ----------------   --------------    -----------  --------------
   $4.40 - $6.67      19,968         .8 Years        $5.45              19,968      $5.45
    5.87 -  6.00      43,125        2.9               5.95              43,125       5.95
    7.17 -  7.50      40,200        4.6               7.29              40,200       7.29
    3.50 -  4.83      88,124        7.1               4.31              46,875       4.33
    3.33 -  6.17     142,500        8.1               3.59              17,063       3.63
    ----    ----     -------        ---              -----             -------      -----
   $3.33 - $7.50     333,917        6.3              $4.64             167,231      $5.53
   =====   =====     =======        ===              =====             =======      =====

--------------------------------------------------------------------------------


         On January 22, 1991, the Company's Board of Directors adopted and approved the 1991 Stock Option Plan for Non-Employee Directors. Under the 1991 Stock Option Plan, the Company is authorized to issue up to 72,000 shares of common stock to the Company's non-employee directors of which 57,000 shares are subject to presently outstanding options. In 1995, the Company amended this plan to increase the number of shares issuable under the plan to 150,000 shares. Activity for fiscal years 1996, 1995 and 1994 under the 1991 Plan are summarized as follows:

                                   1996                       1995                       1994
                        -------------------------  -------------------------  -------------------------
                                    Weighted                   Weighted                   Weighted
                        Shares  Avg. Option Price  Shares  Avg. Option Price  Shares  Avg. Option Price
                        ------  -----------------  ------  -----------------  ------  -----------------
Options outstanding
  beginning of year    42,000         $4.76       51,000         $4.89       36,000         $5.43
Granted                15,000          6.63       12,000          4.96       18,000          4.03
Exercised                  --            --        6,000          3.79        3,000          3.33
Cancelled and expired      --            --       15,000          5.75           --            --
                       ------         -----       ------         -----       ------         -----
Options outstanding
  end of year          57,000         $5.26       42,000         $4.76       51,000         $4.89
                       ======         =====       ======         =====       ======         =====

End of year shares
  exercisable          42,000         $4.76       30,000         $4.69       33,000         $5.37
                       ======         =====       ======         =====       ======         =====

FARR COMPANY AND SUBSIDIARIES

         The following table summarizes information about fixed stock options outstanding as of December 28, 1996:

                          Options Outstanding                            Options Exercisable
    -------------------------------------------------------------     --------------------------
                       Number      Weighted-Avg.                         Number
       Range of     Outstanding     Remaining       Weighted-Avg.     Exercisable  Weighted-Avg.
    Exercise Prices  at Dec. 28  Contractual Life  Exercise Price     at Dec. 28  Exercise Price
    ---------------  ----------  ----------------  --------------     ----------  --------------

     $6.09 - $6.17      12,000        4.8 Years          $6.13            12,000        $6.13
      3.33 -  4.25      18,000        7.0                 3.72            18,000         3.72
      4.59 -  8.59      27,000        8.9                 3.57            12,000         4.96
     -----   -----      ------        ---                -----            ------        -----
     $3.33 - $8.59      57,000        7.4                $5.26            42,000        $4.76
     =====   =====      ======        ===                =====            ======        =====

-------------------------------------------------------------------------------

11.   PER SHARE AMOUNTS

         The weighted average number of common shares outstanding for 1996, 1995, and 1994 were 5,558,679, 5,525,373, and 5,517,327, respectively.
         These share amounts approximated the number of shares outstanding for fully diluted earnings per share calculations. As a result of the 3 for 2 stock split to be distributed on March 28, 1997, per share amounts for the 1996 and prior years have been restated to reflect the weighted average number of shares of common stock outstanding increased by shares issued for the stock split.


12.   COMMITMENTS AND CONTINGENCIES

         The Company leases certain facilities and equipment under agreements, the majority of which expire at various dates through 2004. The majority of the Company's leases provide for the payment of real estate taxes and insurance. Net rental expense was $1,145,000 for the year ended December 28, 1996, $1,274,000 for the year ended December 30, 1995 and $1,182,000 for the year ended December 31, 1994. As of
         December 28, 1996, approximate minimum rental commitments under noncancelable leases which have not been capitalized were as follows:

                        Year Ending    Amount
                        -----------    ------

                           1997    $  962,000
                           1998       682,000
                           1999       306,000
                           2000       198,000
                           2001       158,000
                     Thereafter       446,000
                                   ----------
                          Total    $2,752,000
                                   ==========

                   The Company is involved in several claims and suits that arise out of the ordinary course of business and has tax returns under review. Management believes that these matters are either adequately reserved, covered by insurance or would not have a material adverse effect on the financial position or operations of the Company if disposed of unfavorably.

FARR COMPANY AND SUBSIDIARIES

13.  SEGMENT INFORMATION

         Industry Segments: The Company is engaged in one line of business - filtration. The Company's basic business is manufacturing filters for the control of particulate and vapor contaminants in air and liquids. Information about the Company's operations in different geographic areas for the three years ended December 28, 1996, are presented as follows:

Net Sales                                                Transfers
(In thousands)     Sales to Unaffiliated Customers  Between Geographic Areas           Total Net Sales
-----------------------------------------------------------------------------------------------------------
                         1996      1995      1994     1996     1995     1994       1996      1995      1994
                     ----------------------------  -------------------------   ----------------------------
United States        $100,008  $ 93,189  $ 88,831  $ 4,107  $ 3,540  $ 2,809   $104,115  $ 96,729  $ 91,640
Canada                 11,632    11,002     9,165    5,854    4,251    2,412     17,486    15,253    11,577
Europe                 10,381     9,084     8,993      365      268       23     10,746     9,352     9,016
                     --------  --------  --------   ------  -------   ------   --------  --------  --------
  Total Segments      122,021   113,275   106,989   10,326    8,059    5,244    132,347   121,334   112,233
                     --------  --------  --------   ------  -------   ------   --------  --------  --------
Adjustments &
  Eliminations             --        --        -- ( 10,326) ( 8,059) ( 5,244) (  10,326)(   8,059)(   5,244)
                     --------  --------  --------  -------   ------   ------   --------  --------  --------
Consolidated Totals  $122,021  $113,275  $106,989  $    --   $   --   $   --   $122,021  $113,275  $106,989
                     ========  ========  ========  =======   ======   ======   ========  ========  ========

                                 Operating Profit (Loss)
(In thousands)                    Before Income Taxes                Identifiable Assets
-----------------------------------------------------------       ---------------------------
                                    1996      1995     1994          1996      1995      1994
                                 --------------------------       ---------------------------
United States                    $ 7,618   $ 5,239  ($   58)      $39,261   $43,286   $48,788
Canada                             1,939       867      669        10,809    11,055    10,001
Europe                               863       909      829         7,109     6,078     6,033
                                 -------   -------   ------       -------   -------   -------
Total Segments                    10,420     7,015    1,440        57,179    60,419    64,822
 Adjustments & Eliminations     (     53) (     56)      47      (  3,492) (  4,849) (  5,935)
 Interest Expense               (    687) (  1,796) ( 2,129)           --        --        --
Corporate Assets                      --        --       --            --        --       382
                                 -------   -------   ------       -------   -------   -------
   Consolidated Totals           $ 9,680   $ 5,163  ($  642)      $53,687   $55,570   $59,269
                                 =======   =======  =======       =======   =======   =======

                   Transfers between geographic areas are accounted for on an "arms-length" basis. Operating profit is total net sales less costs and expenses excluding interest. Identifiable assets are those of the Company that are identified with the operations in each geographic area. Corporate assets consist principally of real estate. To reconcile geographic information with consolidated totals, the following eliminations have been made: $10,326,000 in 1996, $8,059,000 in 1995 and $5,244,000 in 1994 of intercompany sales; a loss of $53,000 in 1996, a loss of $56,000 in 1995 and a gain of $47,000 in 1994 relating to the net change in unrealized operating profit in beginning and
         ending  inventories;   $3,492,000  in  1996,  $4,849,000  in  1995  and
         $5,935,000 in 1994 of intercompany accounts receivable and unrealized operating profit in inventory at the end of each year.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS           FARR COMPANY AND SUBSIDIARIES


         To the Board of Directors and Stockholders of Farr Company:

                  We have audited the accompanying consolidated balance sheets of Farr Company (a Delaware corporation) and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farr Company and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.





         Los Angeles, California                        Arthur Andersen LLP
         February 18, 1997

SELECTED FINANCIAL DATA                            FARR COMPANY AND SUBSIDIARIES

Years Ended (In Thousands Except Share And Per Share Data)

                                   Dec. 28, 1996 Dec. 30, 1995 Dec. 31, 1994 Jan. 1, 1994 Jan. 2, 1993
------------------------------------------------------------------------------------------------------
Net Sales                             $  122,021    $  113,275     $ 106,989    $ 112,363    $ 112,094
Net Income (Loss)                          5,890         3,124    (      355)       1,284   (    4,590)
     (Notes D, E, F & H)
Net  Income (Loss) per share (I)            1.06           .57    (      .07)         .23   (      .84)
Total Assets (Notes A & B)                53,687        55,570        59,269       60,905       67,383
Long-term Debt, net of current portion
     (Notes A, B, C, G & H)                2,068         9,412        18,957       21,913       27,001
Cash Dividends per share                      --            --            --           --          .04
Weighted average number of shares (I)  5,558,679     5,525,373     5,517,327    5,503,946    5,479,727
Capital expenditures                       1,465         1,163           987          674          715
Net property, plant and equipment         15,611        16,406        17,930       21,914       24,595
Working Capital (Notes A & B)             19,806        20,183        21,782       20,853       21,289
------------------------------------------------------------------------------------------------------

         Note A. In December  1985,  the Company  negotiated  an  agreement  for
              $8,000,000 in Industrial Revenue Bonds to finance the Company's facility in Jonesboro, Arkansas. In December 1993 and February 1994, the Company redeemed a total of $2,615,000 of the bonds with surplus cash held in trust. In January 1996, the Company fully retired these bonds.

         Note B. In  August  1991,  the  Company  negotiated  an  agreement  for
              $2,500,000 in Industrial Revenue Bonds to finance the Company's facility in Holly Springs, Mississippi. In August 1996, the Company fully retired these bonds.

         Note C. In February 1996, the Company completed refinancing of its domestic long-term debt with a new lending institution, including a $15,000,000 revolving credit facility that was subsequently amended and reduced to $10,000,000 commensurate with the Company's financing requirements.

         Note D. In 1995, 1994, and 1992, pretax income (loss) included provisions of $540,000, $1,000,000 and $1,500,000 respectively for the estimated cost of closing and reorganizing U.S. manufacturing facilities.

         Note E. In 1992, the Company changed its method of accounting for income taxes, to comply with the provisions of Statement of the Financial Accounting Standards Board (SFAS) No. 109, "Accounting for Income Taxes", and the cumulative effect of this change ($500,000) is included in 1992 results.

         Note F. In 1993, the Company recorded a $149,000 extraordinary charge relating to the write off of deferred financing costs as a result of refinancing its long-term debt with new lending institutions.

         Note G. In 1994,  the Company  completed  refinancing  of its long-term debt with new lending institutions including a $22,000,000 revolving credit facility and $7,500,000 of term loan credit facilities.

         Note H. In November 1995, the Company sold its plant located in Rialto,
              California for $3,050,000 which resulted in a gain of $676,000. The entire amount of the net proceeds were received in cash and were primarily used to retire secured debt on the subject property.

         Note I. As a result of the 3 for 2 stock split declared on February 18, 1997 payable on March 28, 1997, per share amounts for the current and prior years have been restated to reflect the weighted average number of shares of common stock outstanding, increased by shares to be issued for the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS               FARR COMPANY AND SUBSIDIARIES

    RESULTS OF OPERATIONS
    ---------------------

    1996 COMPARED TO 1995

    Record 1996 net sales of $122,021,000 were up $8,746,000 or 7.7 percent from prior year sales of $113,275,000. For the year, Industrial Products sales were up 14 percent, Commercial Products were up 5 percent and Engine Products were up 4 percent. The increase in Industrial Products sales was led by strong sales in our Gas Turbine Filter House Market.

    Foreign  subsidiary  sales  increased  6.6  percent in 1996 due to  Railroad
    Product and Industrial Product sales that were up 28 and 31 percent, respectively.

    Record net income for 1996 totaled $5,890,000, up significantly from $3,124,000 in the prior year. Increased sales volume, improved operating efficiencies and lower interest expense were the primary reasons for the gain in 1996. Our foreign consolidated subsidiaries totaled approximately 20 percent of our consolidated net income, down from 21 percent in the prior year.

    Gross margin for 1996 increased to 25.2 percent, up .7 percent from 24.5 percent in 1995. The increase in gross margins was the result of improved operating efficiencies and a better sales mix of products with higher margins compared to the prior year. The Company anticipates that gross margin percentage will continue to improve during 1997 as a result of efficiency improvement and product sales mix.

    Selling, general and administrative expenses as a percentage of sales for 1996 and 1995 were 16.7 and 18.5 percent, respectively. 1996 spending totaled $20,378,000 compared to $20,956,000 in 1995, which reflects a decrease of $578,000, or 3 percent. Most of the decreased expense related to lower loan fee amortization and sales and marketing related expenses.

    Interest expense declined $1,109,000, or 62 percent in the year primarily due to the significant decrease in long-term debt. The declining interest expense trend is anticipated to continue in 1997.

    Total backlogs of $13,899,000 were down 13 percent from the prior year end. Reduced orders of Industrial Products, primarily gas turbine filter house orders were significantly off from last year's levels. Backlogs of orders scheduled for delivery in over 90 days were $3,706,000 compared to $4,611,000 as of December 30, 1995.

    1995 COMPARED TO 1994

    Sales for 1995 were a record $113,275,000 up 6 percent from $106,989,000 in the prior year. The 1995 increase was spread across all of the Company's products.

    During 1995, net income increased to $3,124,000 up from a loss of $355,000 in 1994. The $3,479,000 improvement in net income was attributable to increased sales volume, improved operating efficiencies resulting in higher gross margins, lower interest expense, a reduction in reorganization costs from the prior year and a gain on sales of assets recorded in 1996 of the Company's Rialto, California facility.

    Gross margins for 1995 increased to 24.5 percent, up 3.4 percent from 21.1 percent in 1994. The increase in gross margins was the result of improved operating efficiencies and lower fixed manufacturing costs primarily associated with closing the Company's Rialto, California plant in 1994.

FARR COMPANY AND SUBSIDIARIES

Selling, general and administrative expenses as a percentage of sales for 1995 and 1994 were 18.5 and 18.8 percent, respectively. 1995 spending totaled $20,956,000 compared to $20,065,000 in 1994 which reflects an increase of $891,000 or 4.4 percent. Most of the increase in 1995 related to increased loan fee amortization, selling and marketing and management performance based incentive plan expenses.

Interest expense declined $333,000 or 16 percent during the year primarily due to the significant decrease in long-term debt.

Restructuring cost charges were recorded in both 1995 and 1994 for closing and consolidating manufacturing operations and increasing production efficiency, asset utilization and profitability. Restructuring costs recorded during the fourth quarter of 1995 amounted to $540,000 relating to the Company's reorganization of its manufacturing and distribution operations in North America and increased costs anticipated from the closure of its Eatonton, Georgia and Pryor, Oklahoma plants. In 1994, the Company recorded a second quarter restructuring cost charge of $1,000,000 for closing its Rialto, California plant.

A gain of $676,000 was recognized during the fourth quarter of 1995 from the sale of the Company's previously closed Rialto, California plant.

The effective income tax rate for 1995 was 39.5 percent, compared to 44.7 percent in 1994. The decrease in 1995 tax rates related to the Company's return to profitability and the assumption that certain tax credit carry forwards would be utilized in the future.

1994 COMPARED TO 1993

Sales  for  1994  were  $106,989,000,   down  $5,374,000  or  4.8  percent  from
$112,363,000 in 1993. The decrease in sales from the prior year was primarily attributable to a decline from 1993's record level Gas Turbine Filter House product sales volume experienced in the first half of 1993 that were a result of delayed 1992 scheduled shipments being carried over in 1993.

1994 results yielded a loss of $355,000 compared to a profit of $1,284,000 in 1993. Operating results for the year were unfavorably impacted by decreased sales volume, unfavorable manufacturing efficiencies at the Company's Holly Springs, Mississippi plant and by a restructuring charge to close the Company's Rialto, California plant.

Gross margins for 1994 decreased to 21.1 percent, down 1 percent from 22.1 percent in 1993. The decrease in gross margins for 1994 was the result of unfavorable manufacturing efficiencies, increased warranty costs and an unfavorable sales mix of products with a lower margin compared to the prior year.

Selling, general and administrative expenses as a percentage of sales for 1994 and 1993 were 18.8 and 18 percent, respectively. 1994 spending totaled
$20,065,000 compared to $20,268,000 in 1993, which reflected a decrease of $203,000, or 1 percent.

Interest expense declined $316,000 or 13 percent in the year as a result of lower average borrowings outstanding during the year compared to 1993.

The effective tax rate in 1994 was 44.7 percent, compared to 33.7 percent in 1993. The increase was due to the Company's loss and nonrecurring foreign tax benefits that decreased 1993's effective tax rate.

FARR COMPANY AND SUBSIDIARIES

LIQUIDITY & CAPITAL RESOURCES
-----------------------------

FINANCIAL CONDITION

As of December 28, 1996, the Company's capital structure included $897,000 of current debt, $2,068,000 of long-term debt and $31,210,000 of stockholders' investment. The ratio of long term debt to stockholders' equity was 6.7 percent compared with 38.0 percent at December 30, 1995.

Total debt was decreased during 1996 by $7,543,000 or 72 percent to $2,965,000 from $10,508,000 as of December 30, 1995.

During 1996, the Company's domestic operations were financed through a combination of long-term credit facilities and Industrial Revenue Bonds which were utilized for major capital projects. In 1996, the Company retired both its Jonesboro, Arkansas Industrial Revenue Bonds and Holly Springs, Mississippi Industrial Revenue Bonds. In addition, the Company completed the restructuring of its $4,000,000 term loan and $22,000,000 revolving credit facility in February of 1996. Under the domestic long-term debt financing restructure, the Company replaced its two debt facilities with a $15,000,000 secured revolving credit facility. Subsequent amendments to this facility reduced its borrowing limit down to $10,000,000 and eliminated all collateral security requirements. As of December 28, 1996, $2,000,000 was outstanding under this facility and unused borrowing availability was $8,000,000.

The Company's foreign subsidiaries borrow under term and overdraft credit facilities. Term facility borrowing as of December 28, 1996 amounted to $91,000 and overdraft facilities amounted to $2,326,000 of which $874,000 was utilized. As of December 30, 1995, term borrowings outstanding were $106,000 and total foreign overdraft facilities amounted to approximately $2,309,000 of which $432,000 was utilized.

CASH FLOW

During 1996 cash flows from operating activities increased to $10,299,000 compared to $8,729,000 in 1995 and $3,778,000 in 1994. The increase in 1996 was largely the result of increased earnings and a decrease in working capital associated with decreased inventories. Cash flow from operations were used to support $1,465,000 of capital expenditures and reduce debt.
Cash and cash equivalents increased $1,185,000 during 1996.

Capital expenditures increased slightly to $1,465,000 from $1,163,000 in 1995. Although capital expenditures increased during 1996, overall capital spending remained relatively low to conserve capital resources. Capital expenditures are anticipated to increase in 1997 to support expansion in Canada, remodeling of the Company's corporate offices and support operating needs.

The Company's cash flow generated from operating activities are anticipated to generate adequate cash flow to meet planned operating needs, provide for capital spending and meet current debt service requirements.

As of December 28, 1996, the Company's 1992 restructuring reserve balance was $365,000. This reserve is related to the anticipated costs associated with the closures of two manufacturing plants and is included as a component under accrued liabilities in the Company's Consolidated Balance Sheets. During 1996, $43,000 in facility related costs were charged against this reserve.

As of December 28, 1996, the Company's 1995 restructuring reserve balance was $104,000. This reserve is related to the anticipated costs associated with the reorganization of its North America distribution and manufacturing operations and is included as a component under accrued liabilities in the Company's Consolidated Balance Sheets. During 1996, $204,000 in severance and facility related costs were charged against this reserve.



                                      # # #

SUMMARIZED QUARTERLY FINANCIAL DATA   (Unaudited)

(In Thousands Except Per Share Data)*

                         1996                                 1995                               1994
        ----------------------------------  ----------------------------------  --------------------------------
             Net    Gross      Net     Per        Net    Gross      Net    Per       Net    Gross     Net    Per
Quarter    Sales   Margin   Income   Share      Sales   Margin   Income  Share     Sales   Margin  Income  Share
----------------------------------------------------------------------------------------------------------------
First   $ 31,079  $ 7,154  $ 1,178   $ .21   $ 27,253  $ 6,396    $ 633  $ .11  $ 25,171  $ 4,876  ($ 415) ($.08)
Second    31,356    8,072    1,499     .27     28,682    6,956      675    .12    26,525    5,181  (  625) ( .11)
Third     29,951    7,533    1,595     .29     28,444    6,752      726    .14    27,462    5,775     275    .05
Fourth    29,635    7,986    1,618     .29     28,896    7,675    1,090    .20    27,831    6,720     410    .07
        --------  -------  -------  ------   --------  -------  -------  -----  --------  -------   -----   ----
Year    $122,021  $30,745  $ 5,890  $ 1.06   $113,275  $27,779  $ 3,124  $ .57  $106,989  $22,552  ($ 355) ($.07)
        ========  =======  =======  ======   ========  =======  =======  =====  ========  =======   =====   ====

* Per share data has been restated for the 3 for 2 stock split declared in February 1997.





SUMMARY OF STOCK QUOTATIONS


                      1996                    1995                     1994
            ---------------------    --------------------    ----------------------
Quarter          High      Low           High      Low           High        Low
-----------------------------------------------------------------------------------
First       $   6 11/16 $ 5          $ 5 5/16   $ 3 15/16     $ 4 7/16    $ 3 13/16
Second          9 15/16   6            5          4 1/4         4 1/4       3
Third          10         7 13/16      6 5/16     4 7/16        4 13/16     3 1/16
Fourth         12 1/2     9 3/4        5 1/2      4 9/16        4 13/16     3 13/16
               -------  ---------    --------   ---------     ---------   ---------
Year         $ 12 1/2   $ 5          $ 6 5/16   $ 3 15/16     $ 4 13/16   $ 3
             =========  =========    ========   =========     =========   =========


The Above Information Was Obtained From The National Association Of Securities Dealers, Inc. (Nasd) Monthly Statistical Report. The Company's Stock Is Traded In The Over-the-counter National Market System. Price Per Share Has Been Restated For The 3 For 2 Stock Split Declared In February 1997.

No Cash Dividends Were Declared On The Company's Common Stock In 1996, 1995 Or 1994.

CORPORATE OMFORMATION                              FARR COMPANY AND SUBSIDIARIES

             DIRECTORS
             ---------
FARR COMPANY

Robert Batinovich
 Chairman and Chief Executive Officer
 Glenborough Realty Trust Incorporated
 Management of Commercial Real Estate  (2)

Richard P. Bermingham
 Vice Chairman of the Board
 American Golf Corporation
 Golf Course Management  (1) (3)

Denis R. Brown, Jr.
 President and Chief Executive Officer
 Pinkerton, Inc.
 Security & Investigation Services (2)

David J. Farr
 President
 David J. Farr Insurance Services
 Provider of Financial Planning Services  (2)

John C. Johnston
 President and Chief Operating Officer
 Farr Company

John J. Kimes
 President and Chief Executive Officer
 Computerized Security Systems, Inc.
 Manufacturer of Electronic and
 Mechanical Lock Hardware and Systems  (1) (3)

H. Jack Meany
 Chairman and Chief Executive Officer
 Farr Company  (3)

John A. Sullivan
 Financial Consultant
 Batchelder & Partners, Inc.  (1)

(1)  Audit Committee
(2)  Compensation Committee
(2)  Executive Committee



            OFFICERS
            --------
FARR COMPANY

H. Jack Meany
 Chairman and Chief Executive Officer

John C. Johnston
 President and Chief Operating Officer

Kenneth W. Gerstner
 Senior Vice President,
 Chief Financial Officer and Secretary

Richard L. Farr
 Vice President

Myron G. Rasmussen
 Vice President



FARR FILTRATION, LTD. (United Kingdom)

Donald A. Parker
 Managing Director



FARR, INC. (Canada)

Dominique Mignacco
 Vice President and General Manager

                                                   FARR COMPANY AND SUBSIDIARIES


 CORPORATE OFFICES                          MANUFACTURING DISTRIBUTORS

 2221 Park Place                            Genmech Engineering, Singapore
 El Segundo, California  90245              FEI (France Equipement Industriels),
 310-536-6300                                 Florange, France
 Internet address:  http://www.farrco.com
 Company's Internet home page offers
 access to a variety of information including
 Farr's products and services, worldwide
 operations, financial data, and stockholder-related information.

 SUBSIDIARIES                               REGISTRAR AND TRANSFER AGENT

 Farr, Inc., Montreal, Canada               Chemical Mellon Shareholder Services
 Farr Filtration, Ltd., Birmingham, England Los Angeles, California

 MANUFACTURING AND DISTRIBUTION FACILITIES  LEGAL COUNSEL

 Jonesboro, Arkansas                        Gibson, Dunn & Crutcher LLP
 Corcoran, California                       Los Angeles, California
 Delano, California
 Crystal Lake, Illinois                     AUDITORS
 Holly Springs, Mississippi
 Conover, North Carolina                    Arthur Andersen LLP
 Montreal, Canada                           Los Angeles, California
 Birmingham, England
 Singapore
                                            FORM 10-K

 MANUFACTURING LICENSEES                   Stockholders of record as of March 7,
                                           1997 may obtain copies of the
 Anfilco Ltd., Curgaon, India              Company's Annual Report on Form 10-K
 Antung Trading Corp., Taipei, Taiwan      filed with the Securities and
 Boart MSA (PTY) Ltd., South Africa        Exchange Commission by writing to:
 Casiba S. A., Buenos Aires, Argentina       Kenneth Gerstner, 2221 Park Place,
 Clyde-Apac Ltd., Woodville, Australia       El Segundo, California  90245-4900
 Genmech Engineering, Singapore
 Industries Filvac S.A. de C.V., Mexico
 Nihon Spindle Mfg., Co., Ltd.
    Osaka, Japan
 Quest Technology, SND. BHD, Malaysia
 Taymac Ltd., Christchurch, New Zealand
 Turbiparts, C.A., Caracas, Venezuela
 Vibran Engineering (M) SDN. BHD.,
    Petaling Jaya, Malaysia
 Wilectec Co., Ltd., Kwai Chung, N.T.,
    Hong Kong

                                      FARR
                               1996 Annual Report