Form 10-K, Exhibit 13
period 1998-01-03
FARR CO
filed 1998-04-03
CIK 34629

Farr


                               1997 Annual Report




   KNOW YOUR DUST! Our customers' dusts come in all Shapes and sizes and we need to know exactly what the parameters are to advise them on the correct collector and media. Our video microscope allows Farr's customers and representatives to see what they need to collect. This is part of our new state of the art dust collection laboratory located in Jonesboro, Arkansas.






          (On  the  cover  there  are  three  color   pictures   depicting  dust
          particulate magnified at various levels.)

                               MISSION STATEMENT

       To be a highly successful company providing filtration products and services of premium value that protect people, equipment
                    and their environment from contaminants.

            To produce acceptable rewards to those having a stake in
                         the success of the enterprise.







     TOTAL MARKET CAPITALIZATION         SHORT-TERM & LONG TERM DEBT

    (bar graph showing 1994, 1995,      (bar graph showing 1994, 1995,
     1996 and 1997 quarterly             1996 and 1997 end of quarter
     market capitalization,              debt, in millions)
     in millions)




         NET INCOME TREND                        SALES TREND

    (bar graph showing 1994, 1995,     (bar graph showing 1994, 1995,
     1996 and 1997 quarterly            1996 and 1997 end of quarter
     quarterly net income,              quarterly sales, in millions)
     in thousands)



                                Short-Term
Measurement        Market        & Long-
  Period       Capitalization   Term Debt    Income Trend   Sales Trend
 (quarter)       (millions)     (millions)    (thousands)    (millions)
-----------    --------------   ----------   ------------   -----------
1994 - Q1         $ 23.0          $24.1         $ (415)        $25.2
     - Q2         $ 18.0          $22.6         $ (625)        $26.5
     - Q3         $ 26.1          $22.1         $  275         $27.5
     - Q4         $ 23.5          $21.0         $  410         $27.8
1995 - Q1         $ 24.7          $17.7         $  633         $27.3
     - Q2         $ 27.0          $18.1         $  675         $28.7
     - Q3         $ 31.4          $16.7         $  726         $28.4
     - Q4         $ 29.5          $10.5         $1,090         $28.9
1996 - Q1         $ 35.2          $ 8.8         $1,178         $30.1
     - Q2         $ 49.2          $ 6.6         $1,499         $31.4
     - Q3         $ 53.8          $ 5.2         $1,595         $30.0
     - Q4         $ 61.7          $ 3.0         $1,618         $29.6
1997 - Q1         $ 68.4          $ 1.7         $1,700         $30.3
     - Q2         $ 89.0          $  .6         $1,826         $31.6
     - Q3         $105.0          $  .4         $1,892         $31.6
     - Q4         $ 82.7          $  .1         $1,957         $32.2

FINANCIAL HIGHLIGHTS

(In thousands, except per share items)           1997        1996        1995
------------------------------------------------------------------------------
Net sales ..................................  $125,762    $122,021    $113,275
Income before income taxes .................    11,240       9,680       5,163
Income tax provision .......................     3,865       3,790       2,039
Net Income .................................     7,375       5,890       3,124
Diluted Earnings per common share ..........      1.32        1.07         .57
Current assets .............................    41,007      37,679      38,928
Current liabilities ........................    19,270      17,873      18,745
Working capital ............................    21,737      19,806      20,183
Long-term debt, net of current portion .....      --         2,068       9,412
Property, plant, and equipment, net ........    17,619      15,611      16,406
Stockholders' Investment ...................    38,507      31,210      24,785

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

TO OUR SHAREHOLDERS:

Your company continued to make operating improvements throughout 1997. Breakeven points in our plants trended lower as we became more efficient in the use of materials and assets. This has enabled Farr to maintain prices with only minimal selected increases during the year.

Both sales and net income for the year again set all time records at $125,762,000 and $7,375,000 or $1.32 per share. The sales increased 3% and net income, 25% over the prior year. Other financial highlights are inventories decreased $1,725,000, total short and long term debt decreased $2,849,000, and at year-end we had $7,140,000 in cash and short term investments. This is the first operating year without long term debt since 1947.

Additional operational improvements include the consolidation of some manufacturing so as to eliminate the transport of parts among two or more plants. Higher efficiency, better quality and lower costs have resulted. The costs of these changes were absorbed in current operations.

Our media production facilities at Crystal Lake, Illinois and Conover, North Carolina, were overhauled and the processes refined to further improve the uniformity and quality of this non-woven media which is used in Farr's 30/30(R) line of pleated HVAC filters.

Farr is the only producer of medium efficiency air filters to manufacture its own proprietary media. This allows complete control of product performance for which the 30/30(R) line is so well known throughout the air filtration industry.

This year we took actions to ensure a better long-term strategic position in Asia by establishing a new plant in Malaysia to provide HVAC filters to eastern Pacific Rim markets. This plant is owned by a joint venture of Farr and Quest Technology of Malaysia. It started up at year-end and will be fully operational during the second quarter of 1998.

While no immediate gains are anticipated from this endeavor, it will support markets that have growth potential. We believe it will prove to be a long term source of growth for Farr as the benefits of faster delivery, local content and lower freight costs become increasingly important.

The Asian financial crises, which developed in the fall of 1997, is hurting business in most of those markets but we do not see this as a particular long-term threat to this new joint venture facility.

Another strategic action was the acquisition in November 1997, of MCF, Inc. located in Washington, North Carolina. This acquisition, from the owner managers who are staying on, under Farr's ownership, is a small, high quality, specialty manufacturer of housings and bags used for filtering and then containing hazardous waste dust from certain biological, chemical, nuclear and medical facilities having special air handling and filtration system requirements, operating in contaminated environments.

This is a small but fast growing market which Farr's industrial/commercial distributors and agents serve, so it fills a strategic need in our product line up. We will continue to look for other such strategic fits, which will enhance our product lines and add to earnings.

A third area in which we have taken action to ensure continued long term improvement and to accelerate sales is new and improved products. A number of these were introduced during the year including an entirely new cartridge for air pollution control equipment, such as Farr's Tenkay(R) line of dust collectors. A new line of class 7 and class 8 truck filters and mounting hardware was introduced to selected truck original equipment manufacturers. The market reaction has been very good. Farr has done very little in this market in recent years. Our strategy is to re-establish a niche position with this specialized line.

We continue to provide our railroad customers and locomotive builders with solutions to problems, which arise from the industry's trend toward larger, higher horsepower engines.

The introduction of new products is just one of the ways we have begun to address the significant challenge mentioned in last year's letter, that of increased sales. We have also been addressing this challenge through organizational improvements including the addition of Richard Larson, 48, Senior Vice President, Sales and Marketing. Joining Farr with many years of filtration experience he was able to take immediate charge with little orientation. This is an important position in the organization, which had been vacant for some time.

We previously reported that the dust collection operations were being combined with engineered systems into a single strategic marketing unit, in Jonesboro, Arkansas, to be directed by a single on-site manager. We feel fortunate in bringing Lee Morgan to Farr as the manager of these consolidated lines, which we believe, will show significant growth under his leadership.

Our HVAC, sales and marketing specialists have been reorganized into more specific roles under Sales and Marketing Director, Todd McKinney. They are now positioned to better and more quickly understand opportunities and challenges so as to be much more responsive, as well as proactive to the market place.

Finally, transportation and engine products engineering, sales and marketing functions were brought together under the direction of manager, Samuel Benson. This includes all engine, railroad and marine products with specialists assigned to specific products and markets and will be located in Memphis, Tennessee, close to the two Farr plants which produce these products in the United States. Memphis is centrally located to serve most of our markets and customers. Transportation products have been showing good growth which we believe will be enhanced by this "management alignment."

As mentioned earlier, sales growth posed management's greatest challenge. We have vigorously addressed that challenge through the planning, staffing and reorganization discussed above and we believe results will begin to be evident in the current year with momentum building as successes are realized and strategies are further refined.

While we are encouraged by some of the sales gains that have been made, we are not pleased with the overall performance, which has been tempered by actual sales reductions in certain markets.

We have set some high standards for the company's growth so as to preclude the trap of growth for growth's sake alone, which usually results in prolonged profit erosion.

We remain convinced that there are substantial markets for Farr's good products which meet user needs for quality and performance at a fair price and we continue to pursue a course to that end.

We should also report on our new headquarters facility. As you are aware, over the past four years there has been continuous movement within Farr to decentralize certain functions. This required the actual relocation of people and positions closer to our plants and customers. Eventually our headquarters facility became too large, inefficient and outdated. At year-end a new, smaller more efficient corporate headquarters facility with state of the art communications was completed. This Farr owned building, next to the former headquarters, had been vacated by our Los Angeles branch operation in favor of leased facilities in a more appropriate location.

As our service, quality and product offering have improved, new challenges have been placed on our distributors, suppliers and employees. They have met those challenges with excellent results for which we thank them.

As we begin 1998 we are optimistic for Farr's continued success and growth during the coming year and for the years ahead as well.




    /s/  H. Jack Meany                         /s/  John C. Johnston
----------------------------------         -----------------------------------
         H. Jack Meany                              John C. Johnston
Chairman & Chief Executive Officer         President & Chief Operating Officer

CONSOLIDATED BALANCE SHEETS                                FARR COMPANY AND SUBSIDIARIES

                                                       January 3, 1998 December 28, 1996
----------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents ............................  $ 5,109,000      $ 1,997,000
  Short term investments ...............................    2,031,000             --
  Accounts receivable, less allowances of $254,000
    in 1997 and $297,000 in 1996 .......................   20,267,000       20,551,000
  Inventories
     Raw materials .....................................    4,812,000        5,380,000
     Work in progress ..................................    3,307,000        3,979,000
     Finished goods ....................................    2,690,000        3,175,000
                                                          ----------------------------
                                                           10,809,000       12,534,000
  Prepaid expenses .....................................      904,000          790,000
  Income taxes receivable ..............................      666,000             --
  Deferred income tax benefit ..........................    1,221,000        1,807,000
                                                          ----------------------------
    Total current assets ...............................   41,007,000       37,679,000
                                                          ----------------------------
Property, plant and equipment at cost
  Land .................................................    2,098,000        2,107,000
  Buildings and improvements ...........................   17,429,000       15,247,000
Machinery and equipment ................................   35,935,000       34,907,000
                                                          ----------------------------
                                                           55,462,000       52,261,000
  Less accumulated depreciation and amortization .......   37,843,000       36,650,000
                                                          ----------------------------
                                                           17,619,000       15,611,000
Investments and other ..................................    2,202,000          397,000
                                                          ----------------------------
                                                          $60,828,000      $53,687,000
                                                          ============================
Liabilities & Stockholders' Investment
Current Liabilities:
  Notes payable to banks ...............................  $    93,000      $   874,000
  Current portion of long-term debt ....................         --             23,000
  Accounts payable .....................................    9,701,000        8,665,000
  Accrued liabilities ..................................    8,726,000        7,566,000
Income taxes payable and current deferred income taxes .      750,000          745,000
                                                          ----------------------------
    Total current liabilities ..........................   19,270,000       17,873,000
                                                          ----------------------------
Long-term debt, net of current portion .................         --          2,068,000
Deferred income taxes ..................................    2,196,000        2,350,000
Other noncurrent liabilities ...........................      855,000          186,000
Commitments and contingencies
Stockholders' investment
  Common stock, $.10 par value -
    Authorized - 10,000,000 shares
    Outstanding 5,752,754 shares at January 3, 1998
     and 5,707,404 shares at December 28, 1996 .........      551,000          544,000
Additional paid-in capital .............................   12,061,000       11,603,000
Cumulative translation adjustments ..................... (  1,749,000)   (   1,206,000)
Retained earnings ......................................   27,644,000       20,269,000
                                                          ----------------------------
Total stockholders' investment .........................   38,507,000       31,210,000
                                                          ----------------------------
                                                          $60,828,000      $53,687,000
                                                          ============================

The accompanying notes are an integral part of these consolidated balance sheets.


CONSOLIDATED OPERATIONS STATEMENTS                                          FARR COMPANY AND SUBSIDIARIES

    For the Years Ended ......................        January 3, 1998 December 28, 1996 December 30, 1995
=========================================================================================================

Net Sales ........................................     $125,762,000     $122,021,000     $113,275,000
Cost of Sales ....................................       92,792,000       91,276,000       85,496,000
                                                      -----------------------------------------------
Gross Margin .....................................       32,970,000       30,745,000       27,779,000
  Selling, general and administrative expenses ...       21,692,000       20,419,000       20,956,000
  Interest expense ...............................          197,000          687,000        1,796,000
  Interest income ................................    (     159,000)   (      41,000)            --
  Restructuring costs ............................             --               --            540,000
  Gain on sale of assets .........................             --               --      (     676,000)
                                                      -----------------------------------------------
Total Expenses ...................................       21,730,000       21,065,000       22,616,000
                                                      -----------------------------------------------
Income Before Income Taxes .......................       11,240,000        9,680,000        5,163,000
  Income Tax Provision ...........................        3,865,000        3,790,000        2,039,000
                                                      -----------------------------------------------
Net Income .......................................     $  7,375,000     $  5,890,000     $  3,124,000
                                                      ===============================================

Diluted Earnings per Common Share ................     $       1.32     $       1.07     $        .57
                                                      ===============================================
Basic Earnings per Common Share ..................     $       1.35     $       1.08     $        .57
                                                      ===============================================

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                                                                      Cumulative
For the Years Ended January 3, 1998, ....      Common     Additional      Retained    Translation        Loans to
December 28, 1996 and December 30, 1995 .      Stock    Paid-in Capital   Earnings    Adjustments          ESOPs
------------------------------------------------------------------------------------------------------------------

Balance-- December 31, 1994 .............   $   552,000   $11,821,000   $11,281,000  ($ 1,847,000)   ($   635,000)
  Exercised and Granted Stock Option ....         1,000       174,000          --            --              --
  Cumulative Translation Adjustment .....          --            --            --         223,000            --
  Principal Loan Payments from ESOP's ...          --            --    (     26,000)         --           635,000
  Treasury Stock Acquired - 99,050 shares  (     10,000) (    508,000)         --            --              --
  Net Income ............................          --            --       3,124,000          --              --
                                           ----------------------------------------------------------------------
Balance-- December 30, 1995 .............       543,000    11,487,000    14,379,000  (  1,624,000)            0
  Exercise of Stock Options .............         1,000        98,000          --            --              --
  Cumulative Translation Adjustment .....          --            --            --         418,000            --
  Treasury Stock Sold - 1,974 shares ....          --          18,000          --            --              --
  Net Income ............................          --            --       5,890,000          --              --
                                          ----------------------------------------------------------------------
Balance-- December 28, 1996 .............       544,000    11,603,000    20,269,000   ( 1,206,000)            0
  Exercise of Stock Options .............         5,000       252,000          --            --              --
  Cumulative Translation Adjustment .....          --            --            --     (   543,000)           --
  Treasury Stock Issued - 12,500 shares .         2,000       206,000          --            --              --
  Net Income ............................          --            --       7,375,000          --              --
                                          ----------------------------------------------------------------------
Balance-- January 3, 1998 ...............   $   551,000   $12,061,000   $27,644,000   ($1,749,000)    $       0
                                          ======================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED OPERATIONS STATEMENTS                                                    FARR COMPANY AND SUBSIDIARIES

For the Years Ended                                       January 3, 1998    December 28, 1996    December 30, 1995
====================================================================================================================

Operating Activities:
  Net Income ...........................................    $ 7,375,000        $ 5,890,000            $ 3,124,000
    Adjustments  to  reconcile  net  income to net cash  provided  by  operating activities:
      Depreciation and amortization ....................      2,360,000          2,392,000              3,299,000
      Provision for loss on accounts receivable ........        206,000            109,000                151,000
      Benefit retirement trust .........................        635,000            186,000                   --
      Equity in loss of affiliate ......................         30,000               --                     --
      Changes in deferred income taxes .................        402,000             86,000              1,501,000
      Exchange loss (gain) .............................   (    131,000)            97,000                 14,000
      Net (gain) loss on sale/retirement of
          property, plant and equipment ................         38,000             49,000           (    701,000)
      Provision for (gain) loss on investments .........           --                 --             (    115,000)
        Change in assets and liabilities
          Inventories ..................................      1,586,000          3,048,000           (    734,000)
          Receivables and prepaid expenses .............   (    126,000)      (    600,000)             1,186,000
          Accounts payable and accrued expenses ........      2,250,000       (    960,000)             1,104,000
          Income taxes payable .........................   (    603,000)             2,000           (    100,000)
                                                           -------------------------------------------------------
      Net cash provided by operating activities ........     14,022,000         10,299,000              8,729,000
                                                           -------------------------------------------------------

Investing Activities:
  Purchases of property, plant and equipment ...........   (  4,508,000)      (  1,465,000)          (  1,163,000)
  Purchases of short term investments ..................   (  2,031,000)              --                     --
  Proceeds from sale of property, plant and
    equipment ..........................................           --                6,000              2,945,000
  Investment in joint venture ..........................   (    250,000)              --                     --
  Prepaid pension costs ................................   (    586,000)              --                     --
  Proceeds from sale of investments ....................           --                 --                  567,000
  Purchase of investments, benefit trust ...............   (    635,000)      (    186,000)                  --
                                                           -------------------------------------------------------
     Net cash provided by (used in) investing activities   (  8,010,000)      (  1,645,000)             2,349,000
                                                           -------------------------------------------------------

Financing Activities:
  Proceeds from revolving line of credit and
    long-term debt ......................................          --            8,603,000                432,000
  Principal payments on revolving line of credit
    and long-term debt ..................................  (  3,114,000)      ( 16,195,000)          ( 10,893,000)
  Principal payments received on ESOP loans .............          --                 --                  635,000
  Proceeds from sale of stock, stock option plans .......       257,000             99,000                175,000
  Treasury stock sold (acquired) ........................          --               18,000           (    518,000)
  Other .................................................        28,000              7,000           (    167,000)
                                                           -------------------------------------------------------
      Net cash used in financing activities .............  (  2,829,000)      (  7,468,000)          ( 10,336,000)
                                                           -------------------------------------------------------
Effect of Exchange Rate Changes on Cash .................  (     71,000)      (      1,000)          (     57,000)
                                                           -------------------------------------------------------
  Increase in cash and cash equivalents .................     3,112,000          1,185,000                685,000
Cash and Cash Equivalents at Beginning of Year ..........     1,997,000            812,000                127,000
                                                           -------------------------------------------------------
Cash and Cash Equivalents at End of Year ................   $ 5,109,000        $ 1,997,000            $   812,000
                                                           =======================================================

The accompanying notes are an integral part of these consolidated financial statements.

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

Basis of Presentation -- Farr Company is a multinational company engaged principally in the design, development, manufacture, sale and service of air and liquid filters. The principal market for the Company's products and services are North American based commercial wholesale distributors, HVAC OEMs and contractors and transportation businesses. The accompanying consolidated financial statements include the accounts of Farr Company and its wholly-owned subsidiaries. A functional currency has been determined for each foreign entity of the Company, and the exchange gain or loss from translating the foreign currency statements to their U.S. dollar equivalents at the rates of exchange in effect at the end of each period is charged or credited to cumulative translation adjustments within stockholders' investment. Differences from converting nonfunctional to functional currencies and transaction gains and losses are included in income. During 1997, 1996, and 1995, $131,000 was credited to income, $97,000 and $14,000 was charged to income, respectively.

AccountingPeriod -- The Company's fiscal year ends on the Saturday closest to December 31. The fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995 comprise 53, 52 and 52 weeks, respectively.

Cash and Cash Equivalents -- Cash includes currency on hand, demand deposits with financial institutions and investments with original maturities of three months or less.

Short-TermInvestments  --  Short-term  investments,  consisting  principally  of certificates of deposit and repurchase agreements secured by government obligations, are held to maturity and are carried at cost, which approximates fair value.

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

Investments and Other -- Investments and other include intangible assets that are amortized on a straight-line basis over a five year period.

Product Engineering and Development -- Engineering and development costs aggregating $2,129,000, $2,217,000 and $2,251,000 in 1997, 1996, and
          1995, respectively, for new products or improvements of existing products, were expensed as incurred.

Revenue Recognition -- Revenue is recognized at the time the product is shipped to the customer.

Income Taxes -- The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Incomes Taxes," which requires the use of the liability method of accounting for deferred income taxes. The provision for income taxes includes Federal, foreign, state and local income taxes currently payable and those deferred due to temporary differences between the financial statement and tax bases of assets and liabilities.

Certain   reclassifications  have  been  made  to  the  prior  years'  financial statements to conform with current year presentation.

   2.  Inventories
          Domestic inventories totaling $6,103,000 and $7,375,000 at January 3, 1998 and December 28, 1996, respectively, are stated at cost determined by the last-in, first-out method. If the first-in, first-out method of inventory valuation had been used, inventories would have been $6,613,000 and $6,801,000 higher than reported at January 3, 1998 and December 28, 1996, respectively.

                    During 1997 and 1996, inventory quantities were reduced resulting in the disposition of last-in, first-out inventory quantities carried at cost prevailing in a prior year. Charging these lower costs to operations had no material effect on net income in 1997 and 1996.

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

                    The Company recorded a restructuring charge of $1,500,000 in the fourth quarter of 1992 related to anticipated costs associated with the closures of two manufacturing plants. The two United States plants located in Pryor, Oklahoma and Eatonton, Georgia were closed in 1993 as part of the Company's efforts to consolidate manufacturing operations and increase production efficiency, asset utilization and profitability. The remaining $332,000 balance of this restructuring charge is included as a component of accrued liabilities in the accompanying Consolidated Balance Sheet as of January 3, 1998. If the present weak real estate market in Eatonton, Georgia continues beyond 2000, the Company may need to record an additional provision to cover the costs of leasing and maintaining the facility beyond the estimated disposition date.

4.  Gain on Sale of U.S. Plant
          In November 1995, the Company sold its plant located in Rialto, California for $3,050,000 which resulted in a gain of $676,000. The entire amount of the net proceeds were received in cash and were primarily used to retire secured debt on the subject property.

5.  Common Stock
          On April 3, 1989, the Company's Board of Directors declared a dividend distribution of one common share purchase right for each share of common stock outstanding on April 18, 1989. An exercisable right will, under certain conditions, entitle its holder to purchase from the Company one-half of one share of common stock at the exercise price, subject to adjustment, at a price of $40 per whole share, subject to adjustment. The exercise price as of January 3, 1998 is $21.33 per whole share of common stock. The rights will become exercisable ten days after any person acquires 20 percent or more of the Company's outstanding common stock, or announces an offer which would result in such person acquiring 30 percent or more of the Company's common stock. The rights will expire on April 3, 1999, and may be redeemed by the Company for $.01 per right at any time until ten business days after a person acquires 20 percent or more of the Company's common stock. Under certain circumstances after a person acquires 20 percent or more of the Company's common stock, or after a merger or other business combination involving the Company, an exercisable right will entitle its holder to purchase shares of common stock (or shares of an acquiring company) having a market value of twice the exercise price of one right.

                    In 1997,  the  Company  issued  12,500  treasury  shares  to acquire Metalcraft Air Filtration, Inc. In 1996, the Company transferred 1,974 shares to the Employee Stock Ownership Plan. In 1995, the Company received 99,050 shares from the Employee Stock Ownership Plans as payment against the Company's outstanding loans to the Plans. As of January 3, 1998 and December 28,1996 the Company held in treasury 238,556 and 251,057 shares of its common stock at a cost of $1,191,000 and $1,399,000, respectively. Outstanding stock amounts are reflected net of outstanding treasury shares in the Consolidated Statements of Stockholder's Investment. Per share amounts and shares outstanding in the current and prior periods have been restated to reflect a 3 for 2 stock split paid in the form of a stock dividend (see note 6).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         FARR COMPANY AND SUBSIDIARIES
(continued)

6.   Dividend and Stock Split
          On February 18, 1997, the Company's Board of Directors declared a dividend that was paid in the form of a 3 for 2 stock split, payable on March 28, 1997, to stockholders of record on March 7, 1997.

7.   Notes Payable and Long-term Debt
          The Company's foreign subsidiaries utilize overdraft facilities that aggregate to approximately $2,280,000 of which $93,000 was utilized as of January 3, 1998. As of December 28, 1996, total foreign overdraft facilities aggregated approximately $2,326,000 of which $874,000 was utilized. The weighted average interest rate was 7.9% in 1997 and 7.3% in 1996.

                    The Company utilizes a $10,000,000 revolving credit facility for its domestic needs. As of January 3, 1998, the Company had no borrowings outstanding under this facility. This facility will expire on June 1, 1999 when the then outstanding loan balance, if any, will be due. Interest is payable on the loan at a floating rate equal to the Prime rate or the bank's Offshore rate plus 1.75 percent. Long-term debt as of December 28, 1996 was as follows:


                                       January 3, 1998   December 28, 1996
==========================================================================

Revolving credit facility               $     --            $  2,000,000
Term loan                                     --                  91,000
                                       ----------------------------------
                                              --               2,091,000
Less current portion                          --           (      23,000)
                                       ----------------------------------
Net long-term debt                     $      --            $  2,068,000
                                       ==================================

          At January 3, 1998, no real, personal or intangible property was pledged as security for long-term debt.


                    Under the Company's domestic credit agreement, the Company is required to maintain certain financial covenants.

                    Interest paid on outstanding debt and obligations net of amounts capitalized were $210,000, $788,000 and $1,839,000 in 1997,
          1996, and 1995, respectively.

                    No future principal payments are scheduled as long-term debt was all retired in 1997.

     8.  Income Taxes

          The provision for income taxes is summarized as follows:


For the Years Ended              January 3, 1998    December 28, 1996    December 30, 1995
==========================================================================================

Current  --    Federal            $  2,441,000        $  2,772,000         $     81,000
               State                   231,000             432,000              171,000
               Foreign                 791,000             282,000              286,000
                                  ------------------------------------------------------
                                     3,463,000           3,486,000              538,000
                                  ------------------------------------------------------
Deferred --    Federal                 429,000       (      96,000)           1,230,000
               State                    16,000                 --               173,000
               Foreign           (      43,000)            400,000               98,000
                                  ------------------------------------------------------
                                       402,000             304,000            1,501,000
                                  ------------------------------------------------------
                                  $  3,865,000         $ 3,790,000          $ 2,039,000
                                  =====================================================



          The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company:

For the Years Ended                                   January 3, 1998   December 28, 1996   December 30, 1995
=============================================================================================================


Computed income taxes at statutory rate                 $  3,618,000      $  3,291,000        $  1,755,000
State income taxes, net of federal income tax benefit        163,000           285,000             113,000
Taxes on foreign subsidiaries' net income in excess
  of (less than) income taxes at statutory rates       (      61,000)           40,000              46,000
Other items, net                                             145,000           174,000             125,000
                                                       ----------------------------------------------------
Provision for income taxes                              $  3,865,000      $  3,790,000        $  2,039,000
                                                       ====================================================



                    Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities were as follows:

For the Years Ended                    January 3, 1998      December 28, 1996
=============================================================================


Depreciation                            ($   456,000)          ($   537,000)
Employee compensation accruals               567,000                716,000
Plant relocation and restructuring           168,000                184,000
DISC commission accrual                 (  1,584,000)          (  1,782,000)
Acquisition reserves                    (    526,000)          (    639,000)
Inventory                                    437,000                928,000
Other items, net                             419,000                587,000
                                        ------------------------------------
                                        ($   975,000)          ($   543,000)
                                        =====================================

          Included in income taxes payable and current deferred income taxes at January 3, 1998, and December 28, 1996 were $365,000 and $408,000, respectively, of foreign deferred income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         FARR COMPANY AND SUBSIDIARIES
(continued)

          The consolidated income before income tax, by domestic and foreign sources is as follows:


For the Years Ended        January 3, 1998  December 28, 1996  December 30, 1995
================================================================================
Domestic                     $ 8,859,000        $ 7,792,000       $ 4,170,000
Foreign                        2,381,000          1,888,000           993,000
                            --------------------------------------------------
                             $11,240,000        $ 9,680,000       $ 5,163,000
                            ==================================================


          Income taxes paid,  net, were  $3,806,000,  $3,461,000 and $466,000 in
          1997, 1996 and 1995, respectively.



9.  Employee Benefit Plans
          The Company has defined contribution retirement plans covering domestic employees who meet eligibility requirements. Company contributions are based on a formula as specified in the respective plan agreements. Contributions, which aggregated $1,295,000 in 1997, $851,000 in 1996 and $916,000 in 1995 were charged to expense in accordance with the approved plan formulas.

                    Under one of the Company's domestic defined contribution plans, covering key employees, Company contributions and employee compensation deferrals are made to a Company trust under provisions of the plan. The deferred compensation, contributions and earnings from the trust are included in the Company's Consolidated Balance Sheets both as a non-current asset and a non-current liability. The total plan non-current assets and non-current other liabilities as of January 3, 1998 and December 28, 1996, were $855,000 and $186,000, respectively.

                    The Company had two employee stock ownership plans (ESOPs) that operated in conjunction with the Company's prior defined contribution plans. The ESOPs previously purchased outstanding shares on a leveraged basis, with the Company making sufficient contributions to cover the interest and principal payments resulting from the borrowings. The Company contributed $133,000 to cover interest and principal payments on outstanding borrowings in 1995. The Company recognized expense for the ESOPs using the cash payments method, which is subject to certain minimum amounts. The Company terminated the ESOPs in 1996. Pension costs for the Company's defined benefit plans, covering eligible employees in foreign operations, are determined by independent actuarial valuations.

                    Pension (benefit) expense under the provisions of Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", was $98,000 in 1997, $31,000 in 1996 and ($17,000) in 1995. The components of the 1997, 1996 and 1995 net periodic pension cost were as follows:



For the Years Ended                                            1997              1996              1995
========================================================================================================
Service cost                                             $   294,000       $   232,000       $   165,000
Interest cost on projected benefit obligation                389,000           337,000           302,000
Actual (return) on plan assets                          (    783,000)     (    570,000)     (    696,000)
Net amortization and deferral                                198,000            32,000           212,000
                                                        -------------------------------------------------
                                                         $    98,000       $    31,000      ($    17,000)
                                                        =================================================

The assumptions used were:
Discount rate                                            7.8%--  8.0%      7.8%--  8.0%      8.0%--  9.0%
Rate of compensation increase                            5.0%--  6.0%      5.0%--  6.0%      5.0%--  6.0%
Long-term rate of return on assets                       9.0%-- 10.0%      9.0%-- 10.0%      9.0%-- 10.0%


          The following table sets forth the funded status of the defined benefit plans and amounts recognized in the Company's consolidated balance sheets as of January 3, 1998 and December 28, 1996:

For the Years Ended                                                              1997               1996
==========================================================================================================
Actuarial present value of benefit obligations --
  Vested benefit obligation                                                $ 5,272,000        $ 4,660,000
Accumulated benefit obligation                                               5,273,000          4,660,000
                                                                          ================================
Projected benefit obligation                                                 5,726,000          4,962,000
Plan assets at fair value                                                    6,813,000          6,030,000
                                                                          --------------------------------
Plan assets in excess of projected benefit obligation                        1,087,000          1,068,000
Unrecognized net gain                                                     (    516,000)      (    489,000)
Prior service cost not yet recognized in net periodic pension cost             108,000            135,000
Unrecognized net transition asset                                         (     62,000)      (    111,000)
                                                                          --------------------------------
Prepaid pension cost obligation recognized in the
  consolidated balance sheets                                              $   617,000        $   603,000
                                                                          ================================

                  The Company provides no post-retirement health care and life insurance benefits or other post-employment benefits to its employees.


10.   Stock Options
          Under the 1983 and 1993 stock option plans, the Company may grant non-qualified and incentive stock options to officers and employees. Options are contingent upon continued employment, and become exercisable from at least one year after date of grant at such times and installments as the Compensation Committee of the Board shall provide. All options outstanding at January 3, 1998 had an exercise price equal to 100 percent of the fair market value on the date the option was granted except for 118,500 shares that were granted in 1995. Compensation expense recorded under the plan was $27,000 in 1997, 1996 and 1995, respectively. Options expire ten years from the date of grant, subject to earlier expiration under the terms of the plan. The 1983 plan covered a total of 468,750 shares of the Company's common stock of which at January 3, 1998, 68,137 shares were subject to presently outstanding options. At January 3, 1998, 525,000 shares of common stock were reserved for distribution under the 1993 plan, of which 264,050 shares were subject to outstanding options.

                    As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), effective for 1996, the Company continues to account for stock compensation costs in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Had compensation cost for the Company's stock plans been determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

For the Year Ended                 January 3, 1998  December 28, 1996  December 30, 1995
========================================================================================
Net Income       As Reported         $ 7,375,000        $ 5,890,000        $ 3,124,000
                 Pro Forma           $ 7,237,000        $ 5,814,000        $ 3,062,000

Diluted EPS      As Reported         $      1.32        $      1.07        $       .57
                 Pro Forma           $      1.29        $      1.06        $       .55

                    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 or 1995: risk-free interest rates of 7.83, 7.13, 6.19 and 6.1 percent for options granted in 1995, 6.28 and 6.76 percent for options granted in 1996 and 6.26 percent for options granted in 1997; expected dividend yields of 0 percent; expected volatility of 45; expected life of 7 years for 1997, 1996 and 1995 options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         FARR COMPANY AND SUBSIDIARIES
(continued)
          Activity under the 1983 and 1993 plans is summarized as follows:

                                              1997                          1996                         1995
                                   ===========================   ===========================  ===========================
                                                 Weighted                      Weighted                     Weighted
                                    Shares   Avg. Option Price    Shares   Avg. Option Price   Shares   Avg. Option Price
                                   --------  -----------------   --------  -----------------  --------  -----------------

Options outstanding
  beginning of year                333,917       $  4.64         362,545       $  4.69        250,117       $  5.32
Granted                             47,000         13.02           3,750          6.17        148,500          3.59
Exercised                           45,467          5.67          17,400          5.26          9,795          4.11
Cancelled and expired                3,263          4.77          14,978          5.51         26,277          4.69
                                   -------       -------         -------       -------        -------       -------
Options outstanding
  end of year                      332,187       $  5.69         333,917       $  4.64        362,545       $  4.69
                                   =======       =======         =======       =======        =======       =======
End of year shares exercisable     163,119       $  5.11         167,231       $  5.53        147,258       $  5.93
                                   =======       =======         =======       =======        =======       =======

--------------------------------------------------------------------------------

          The following table summarizes information about fixed stock options outstanding as of January 3, 1998:

                          Options Outstanding                                Options Exercisable
   ==============================================================        ===========================
                       Number     Weighted-Avg.                             Number
       Range of     Outstanding     Remaining       Weighted-Avg.        Exercisable   Weighted-Avg.
   Exercise Prices   at Jan. 3   Contractual Life  Exercise Price         at Jan. 3   Exercise Price
   ---------------  -----------  ----------------  --------------        -----------  --------------
   $ 5.07 - $ 5.87      15,937         1.0 Years       $ 5.68              15,937         $ 5.68
     6.00 -   7.17      40,312         2.7               6.54              40,312           6.54
     3.50 -   7.50      31,500         5.0               5.66              31,500           5.66
     3.33 -   4.83     193,689         6.8               3.72              74,434           3.96
     6.17 -  16.00      50,750         9.3              12.51                 936           6.17
   ---------------     -------         ---             ------             -------         ------
   $ 3.33 - $16.00     332,187         6.2             $ 5.69             163,119         $ 5.11
   ===============     =======         ===             ======             =======         ======



--------------------------------------------------------------------------------

                    On January 22, 1991, the Company's Board of Directors adopted and approved the 1991 Stock Option Plan for Non-Employee Directors. Under the 1991 Stock Option Plan, the Company is authorized to issue up to 72,000 shares of common stock to the Company's non-employee directors of which 57,000 shares are subject to presently outstanding options. In 1995 the Company amended this plan to increase the number of shares issuable under the plan to 150,000 shares. Activity for fiscal years 1997, 1996 and 1995 under the 1991 Plan are summarized as follows:

                                              1997                          1996                           1995
                                  ===========================    ===========================    ===========================
                                                Weighted                       Weighted                       Weighted
                                  Shares    Avg. Option Price    Shares    Avg. Option Price    Shares    Avg. Option Price
                                  ------    -----------------    ------    -----------------    ------    -----------------
Options outstanding
  beginning of year               57,000         $ 5.26          42,000         $ 4.76          51,000         $ 4.89
Granted                           18,000          11.50          15,000           6.63          12,000           4.96
Exercised                           --              --             --              --            6,000           3.79
Cancelled and expired               --              --             --              --           15,000           5.75
                                  ------         ------          ------         ------          ------         ------
Options outstanding
  end of year                     75,000         $ 6.76          57,000         $ 5.26          42,000         $ 4.76
                                  ======         ======          ======         ======          ======         ======
End of year shares exercisable    57,000         $ 5.26          42,000         $ 4.76          30,000         $ 4.69
                                  ======         ======          ======         ======          ======         ======

          The following table summarizes information about fixed stock options outstanding as of January 3, 1998:


                              Options Outstanding                          Options Exercisable
     ==============================================================    ===========================
                         Number      Weighted-Avg.                       Number
         Range of     Outstanding     Remaining       Weighted-Avg.    Exercisable   Weighted-Avg.
     Exercise Prices   at Jan. 3   Contractual Life  Exercise Price      at Jan.3   Exercise Price
     ---------------  -----------  ----------------  --------------    -----------  --------------
     $        $ 6.08       6,000         3.2 Years        $ 6.08            6,000        $ 6.08
       3.33 -   6.17      12,000         4.8                4.75           12,000          4.75
       3.58 -   6.08      24,000         6.9                4.44           24,000          4.44
       6.17 -  11.50      33,000         8.7                9.30           15,000          6.65
     ---------------      ------         ---              ------           ------        ------
     $ 3.33 - $11.50      75,000         7.1              $ 6.76           57,000        $ 5.26
     ===============      ======         ===              ======           ======        ======



11.   Per Share Amounts
          In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share" (EPS), which requires dual presentation of basic EPS and diluted EPS, simplifies existing computational guidelines, and increases the comparability of earnings per share on an international basis. SFAS 128 was effective for periods ending after December 15, 1997. All prior periods have been restated.

          Income, average weighted shares outstanding and earnings per share data as restated for SFAS No. 128 are as follows:


For the Years Ended                 January 3, 1998                    December 28, 1996                December 30, 1995
==============================================================================================================================
                                                   Per Share                        Per Share                        Per Share
                                Income    Shares    Amount       Income    Shares    Amount       Income    Shares     Amount
                              ---------- --------- ---------   ---------- --------- ---------   ---------- --------- ---------
BASIC EARNINGS
Income available to
    common stockholders       $7,375,000 5,482,540   $1.35     $5,890,000 5,445,122   $1.08     $3,124,000 5,525,373   $.57
                                                     =====                            =====                            ====
Options issued                      --     106,276                   --      64,819                   --       8,024
                              --------------------             --------------------             --------------------

DILUTED EARNINGS PER SHARE
Income available to
    common stockholders
    plus assumed conversions  $7,375,000 5,588,816   $1.32     $5,890,000 5,509,941   $1.07     $3,124,000 5,533,397   $.57
                              ========== =========   =====     ========== =========   =====     ========== =========   ====


          The effect of this accounting change on previously reported earnings per share (EPS) data was as follows:

For the Years Ended                        December 28, 1996   December 30, 1995
================================================================================
PER SHARE AMOUNTS
    Primary EPS as reported                     $ 1.08             $  .57
    Effect of SFAS No. 128                         --                 --
    Basic EPS as restated                         1.08                .57

    Fully diluted EPS as reported                 1.06                .57
    Effect of SFAS No. 128                         .01                --
    Diluted EPS as restated                       1.07                .57


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         FARR COMPANY AND SUBSIDIARIES
(continued)

                    As a result of the 3 for 2 stock split that was distributed on March 28, 1997, per share amounts for the 1996 and prior years have been restated to reflect the weighted average number of shares of common stock outstanding increased by shares issued for the stock split.


12.   Commitments and Contingencies
          The Company leases certain facilities and equipment under agreements, the majority of which expire at various dates through 2004. The majority of the Company's leases provide for the payment of real estate taxes and insurance. Net rental expense was $ 1,227,000 for the year ended January 3, 1998, $1,145,000 for the year ended December 28, 1996, and $1,274,000 for the year ended December 30, 1995. As of
          January 3, 1998, approximate minimum rental commitments under noncancelable leases which have not been capitalized were as follows:

                      Year Ending     Amount
                     ==========================
                          1998     $ 1,012,000
                          1999         584,000
                          2000         396,000
                          2001         280,000
                          2002         211,000
                    Thereafter         289,000
                                   -----------
                         Total     $ 2,772,000
                                   ===========


                    The Company is involved in several claims and suits that arise out of the ordinary course of business, and has tax returns under review. Management believes that these matters are either adequately reserved, covered by insurance, or would not have a material adverse effect on the financial position or operations of the Company if disposed of unfavorably.


13.  Segment Information
          Recently, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131), effective for fiscal years beginning after December 15, 1997. The Company operates in one principal market segment, air filtration. Accordingly, the impact of SFAS No. 131 is not anticipated to have any significant impact on the Company's existing business segment reporting disclosure requirements.

                    Industry Segments: The Company is engaged in one line of business - filtration. The Company's basic business is manufacturing filters for the control of particulate and vapor contaminants in air and liquids. Information about the Company's operations in different geographic areas for the three years ended January 3, 1998, are presented as follows:




Net Sales                                                         Transfers
(In Thousands)       Sales to Unaffiliated Customers      Between Geographic Areas             Total Net Sales
=====================================================================================================================
                         1997      1996      1995       1997       1996       1995       1997       1996       1995
                     ------------------------------ -------------------------------- --------------------------------
United States         $101,352  $100,008  $ 93,189   $  4,662   $  4,107   $  3,540   $106,014   $104,115   $ 96,729
Canada                  13,162    11,632    11,002      7,117      5,854      4,251     20,279     17,486     15,253
Europe                  11,248    10,381     9,084         57        365        268     11,305     10,746      9,352
                     ------------------------------ -------------------------------- --------------------------------
Total Segments         125,762   122,021   113,275     11,836     10,326      8,059    137,598    132,347    121,334
                     ------------------------------ -------------------------------- --------------------------------
Adjustments &
  Eliminations            --        --        --    (  11,836) (  10,326) (   8,059) (  11,836) (  10,326) (   8,059)
                     ------------------------------ -------------------------------- --------------------------------
Consolidated Totals   $125,762  $122,021  $113,275   $   --     $   --     $   --     $125,762   $122,021   $113,275
                     ============================== ================================ ================================


                                         Operating Profit
In thousands)                           Before Income Taxes                   Identifiable Assets
=========================================================================================================
                                  1997         1996         1995         1997         1996         1995
                              ------------------------------------   ------------------------------------
United States                  $  7,974     $  7,618     $  5,239     $ 44,681     $ 39,261     $ 43,286
Canada                            2,824        1,939          867       11,179       10,809       11,055
Europe                              600          863          909        6,836        7,109        6,078
                              ------------------------------------   ------------------------------------
Total Segments                   11,398       10,420        7,015       62,696       57,179       60,419
Adjustments & Eliminations           39    (      53)   (      56)   (   1,868)   (   3,492)   (   4,849)
Interest Expense              (     197)   (     687)   (   1,796)        --           --           --
                              ------------------------------------   ------------------------------------
Consolidated Totals            $ 11,240     $  9,680     $  5,163     $ 60,828     $ 53,687     $ 55,570
                              ====================================   ====================================



                    Transfers between geographic areas are accounted for on an "arms-length" basis. Operating profit is total net sales less costs and expenses excluding interest. Identifiable assets are those of the Company that are identified with the operations in each geographic area. Corporate assets consist principally of real estate. To reconcile geographic information with consolidated totals, the following eliminations have been made: $11,836,000 in 1997, $10,326,000 in 1996 and $8,059,000 in 1995 of intercompany sales; a gain of $39,000 in 1997,  a loss of $53,000 in 1996, a loss of $56,000 in 1995 relating to the net change in unrealized operating profit in beginning and ending inventories; $1,868,000 in 1997, $3,492,000 in 1996, $4,849,000 in 1995 of intercompany accounts receivable and unrealized operating profit in inventory at the end of each year.


14.    Business Combinations and Investments in Partnership
          In November 1997, the Company completed its acquisition of Metalcraft Air Filtration, Inc. (MCF), a small, high quality specialty filtration manufacturer of enclosed filter housings and bags used for filtering and then containing hazardous waste dust from certain biological, chemical, nuclear and medical facilities having special air handling and filtration system requirements. MCF is located in Washington, North Carolina. The Company issued 12,500 shares of its common stock in exchange for all the shares of MCF. The transaction was accounted for under the purchase method of accounting and the operating results of this business has been included in the consolidated financial statements since the date of acquisition. The purchase price exceeded the fair value of the tangible net assets acquired by approximately $412,000.

                    In June 1997, the Company entered into a joint venture partnership with Quest Technology Sdn. Bhd., a Malaysian manufacturer and distributor of air filtration products and licensee of certain Farr products. Under the agreement, the Company will have a 50 percent ownership interest in the operations of QF Filter Sdn. Bhd., a manufacturing operation located in Malaysia and will only have limited ability to control partnership's activities. Accordingly, this investment will be accounted for using the equity method of accounting. This operation was started up at year-end and will be fully functional during the second quarter of 1998.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS           FARR COMPANY AND SUBSIDIARIES



To the Board of Directors and Stockholders of Farr Company:

     We have audited the accompanying consolidated balance sheets of Farr Company (a Delaware corporation) and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farr Company and subsidiaries as of January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



Los Angeles, California                           Arthur Andersen LLP
January 30, 1998

SELECTED FINANCIAL DATA                            FARR COMPANY AND SUBSIDIARIES

Years Ended (In thousands except share and per share data)

                                           Jan. 3, 1998   Dec. 28, 1996   Dec. 30, 1995   Dec. 31, 1994   Jan. 1, 1994
======================================================================================================================
Net Sales                                   $  125,762     $  122,021      $  113,275      $  106,989      $  112,363
Income (Loss) from continuing operations         7,375          5,890           3,124     (       355)          1,284
  (Notes D, E, G & H)
Income (Loss) per diluted share from
  continuing operations (H)                       1.32           1.07             .57     (       .07)            .23
Total Assets (Notes A & B)                      60,828         53,687          55,570          59,269          60,905
Long-term Debt, net of current portion
  (Notes A, B, C, F & G)                           --           2,068           9,412          18,957          21,913
Cash Dividends per share                           --            --              --              --              --
Weighted average number of shares (H)        5,588,816      5,509,941       5,533,397       5,517,327       5,512,059
Capital expenditures                             4,508          1,465           1,163             987             674
Net property, plant and equipment               17,619         15,611          16,406          17,930          21,914
Working Capital (Notes A & B)                   21,737         19,806          20,183          21,782          20,853
======================================================================================================================



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

Note D. In 1995 and 1994,  pretax income (loss) included  provisions of $540,000
     and  $1,000,000   respectively  for  the  estimated  cost  of  closing  and
     reorganizing U.S. manufacturing facilities.

Note E. In 1993, the Company recorded a $149,000 extraordinary charge relating to the write off of deferred financing costs as a result of refinancing its long-term debt with new lending institutions.

Note F. In 1994, the Company completed refinancing of its long-term debt with new lending institutions including a $22,000,000 revolving credit facility and $7,500,000 of term loan credit facilities.

Note G. In  November  1995,  the  Company  sold its  plant  located  in  Rialto,
     California for $3,050,000 which resulted in a gain of $676,000. The entire amount of the net proceeds were received in cash and were primarily used to retire secured debt on the subject property.

Note H. As a result of the 3 for 2 stock split declared on February 18, 1997 paid on March 28, 1997, per share amounts for prior years have been restated to reflect the weighted average number of shares of common stock outstanding, increased by shares to be issued for the stock split.

Management's Discussion and Analysis


RESULTS OF OPERATIONS
---------------------

1997 COMPARED TO 1996

Record 1997 sales of $125,762,000 were up $3,741,000 or 3.1 percent from prior year sales of $122,021,000. For the year, sales improvement reflected growth in Railroad, Engine and HVAC products which offset declines in Custom OEM and Engineered Systems products.

Foreign subsidiary sales increased 10.9 percent in 1997 due to Engineered Systems, Engine and HVAC products sales that were up 53, 22 and 12 percent, respectively.

Net income reached record highs during 1997 totaling $7,375,000, up 25 percent or $1,485,000 from $5,890,000 reported in the prior year as businesses continued to grow and improve productivity. Increased sales volume, improved operating efficiencies, lower interest expense and lower effective income tax rates were all major contributing factors in improving 1997's net income performance over the prior year.

Gross margins for 1997 improved to 26.2 percent, up 1 percent from 25.2 percent in 1996. The improvement in gross margins was the result of continued improvement in operating efficiencies and a better sales mix of products with higher margins compared to the prior year. The Company anticipates that gross margin percentage will continue to improve during 1998 as a result of continued productivity improvement and sales mix albeit at a rate not as high as that achieved in 1997.

Selling, general and administrative expenses as a percentage of sales for 1997 and 1996 were 17.2 and 16.7 percent, respectively. 1997 spending totaled $21,692,000, up $1,273,000 compared to $20,419,000 in 1996. 1997's increase reflected higher spending in the area of selling and marketing related expenses directed toward increasing sales in existing and new product markets.

Interest expense during 1997 was reduced to $197,000 from $687,000 in the prior year due to long and short-term borrowing reductions. As of the end of the second quarter of 1997 the Company's domestic operations retired all previously outstanding bank debt. In addition, due to the continued strong cash flow provided by operations, the Company generated $159,000 in interest income from investing cash. During 1998, the Company anticipates to significantly increase interest income as a result of increasing cash balances.

The effective income tax rate for 1997 was 34.4 percent compared with 39.2 percent in 1996. The decrease in 1997's tax rate was primarily related to lower effective tax rates being generated from the Company's Foreign Sales Corporation. For 1998, the Company anticipates its effective tax rate will be approximately 35 percent.


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

Selling, general and administrative expenses as a percentage of sales for 1996 and 1995 were 16.7 and 18.5 percent, respectively. 1996 spending totaled $20,419,000 compared to $20,956,000 in 1995, which reflects a decrease of $537,000, or 3 percent. Most of the decreased expense related to lower loan fee amortization and sales and marketing related expenses.

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

                          FARR COMPANY AND SUBSIDIARIES

LIQUIDITY & CAPITAL RESOURCES


Financial Condition

As of January 3, 1998, the Company's capital structure included $93,000 of current debt and $38,507,000 of stockholders' investment. The Company's 1996 short and long-term debt has been significantly reduced or eliminated.
Shareholders' equity increased 23.4 percent during 1997 from $31,210,000 to $38,507,000.

Farr Company's balance sheet continues to exhibit liquidity and financial strength. As of January 3, 1998, total assets reached $60,828,000 up $7,141,000 from prior year end levels primarily as a result of increases in cash and short-term investment. Total debt as of January 3, 1998 was decreased by $2,872,000 or 97 percent to $93,000 from $2,965,000 as of December 28, 1996.

During 1997, the Company's domestic operations were financed through a long-term credit facility. In 1996 the Company also utilized Industrial Revenue Bonds for major capital projects. During 1996, the Company retired both its Jonesboro, Arkansas Industrial Revenue Bonds and Holly Springs, Mississippi Industrial Revenue Bonds. The Company's domestic long-term credit facility is an unsecured $10,000,000 revolving line of credit facility. As of January 3, 1998, no borrowings were outstanding and unused borrowing availability was $10,000,000.

The Company's foreign subsidiaries borrow under overdraft credit facilities. As of January 3, 1998, overdraft facilities amounted to $2,280,000 of which $93,000 was utilized. As of December 28, 1996, term borrowings were $91,000 and total foreign overdraft facilities amounted to $2,326,000 of which $874,000 was utilized.


Year 2000

For several years the Company has been reviewing Year 2000 issues related to the impact on its computer systems. Project teams have been reviewing all computer operated machinery and related software to assure that key financial information and operational systems have been assessed. Information processing related to the Company's major customers and suppliers has also been reviewed. Plans have been developed to address systems modifications required by December 31, 1999, and some of these modifications have already been implemented. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.


Cash Flow

During 1997, cash flows form operating activities increased to $14,022,000 compared to $10,299,000 in 1996 and $8,729,000 in 1995. The increase in 1997 was primarily the result of increased earnings and a decrease in working capital associated with decreased inventories and increased accounts payable and accrued liabilities. Cash flow from operations were used to support $4,508,000 of capital expenditures, reduce debt and invest in short-term investments.

Capital expenditures increased to $4,508,000 from $1,465,000 in 1996. The increase in capital spending was used to support warehouse expansion in Canada, remodel the Company's corporate offices and support operating needs. Capital expenditures are anticipated to decrease in 1998 as facility related expenditures should significantly decline.

The Company's cash flow generated from operating activities are anticipated to generate adequate cash flow to meet planned operating needs, provide for capital spending and meet current debt service requirements.

As of January 3, 1998, the Company's 1992 restructuring reserve balance was $332,000. This reserve is related to the anticipated cost associated with the closures of two manufacturing plants and is included as a component under accrued liabilities in the Company's Consolidated Balance Sheets. During 1997, $122,000 in facility related costs were charged against this reserve.

During 1997, the Company invested $250,000 as a 50 percent partner in a manufacturing joint-venture located in Malaysia. The Company anticipates that it will invest another $100,000 in 1998 to support working capital needs of the joint-venture. The joint venture is anticipated to help the Company maintain competitive prices and support faster delivery of products in Malaysia and other eastern Pacific Rim markets.

During the fourth quarter of 1997, the Company acquired Metalcraft Air Filtration, Inc. (MCF) through a merger. Farr issued 12,500 shares of its common stock for all of MCF's stock.

Inflation has not been a significant factor for the Company in a number of years. Cost increases for labor and material have been generally low, and any impact has been offset by productivity improvement and materials management.

Safe Harbor for Forward-Looking-Statements: Except for historical information contained herein, the statements in this annual report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements and the business prospects of the Farr Company are subject to a number of risks and uncertainties which may cause the Company's actual results in the future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, product supply and demand, competition, government regulation or action, litigation, operations performance, the Company's ability to implement its business plans, access to capital, and environmental risks. These are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

SUMMARIZED QUARTERLY FINANCIAL DATA                FARR COMPANY AND SUBSIDIARIES
(Unaudited)

(In thousands except per share data)*
                               1997                                    1996                                   1995
            ---------------------------------------  -------------------------------------  --------------------------------------
                  Net     Gross       Net      Per        Net     Gross       Net     Per        Net     Gross       Net      Per
Quarter         Sales    Margin    Income    Share      Sales    Margin    Income   Share      Sales    Margin    Income    Share
==================================================================================================================================
First       $ 30, 341  $  7,891  $  1,700   $  .30   $ 31,079  $  7,154  $  1,178  $  .21   $ 27,253  $  6,396  $    633   $  .11
Second         31,569     8,576     1,826      .33     31,356     8,072     1,499     .27     28,682     6,956       675      .13
Third          31,612     8,269     1,892      .34     29,951     7,533     1,595     .30     28,444     6,752       726      .13
Fourth         32,240     8,234     1,957      .35     29,635     7,986     1,618     .29     28,896     7,675     1,090      .20
----------------------------------------------------------------------------------------------------------------------------------
Year         $125,762  $ 32,970  $  7,375   $ 1.32   $122,021  $ 30,745  $  5,890  $ 1.07   $113,275  $ 27,779  $  3,124   $  .57
==================================================================================================================================

* Per share data has been restated for the 3 for 2 stock split declared in February 1997 and is presented on a diluted basis.



Summary of Stock Quotations


                             1997                      1996                      1995
                    --------------------      --------------------      --------------------
Quarter                High         Low          High         Low          High         Low
============================================================================================
First                $13.00      $10.94        $ 6.69      $ 5.00        $ 5.31      $ 3.94
Second                16.25       12.00          9.94        6.00          5.00        4.25
Third                 19.00       15.50         10.00        7.81          6.31        4.44
Fourth                18.00       14.50         12.50        9.75          5.50        3.94
--------------------------------------------------------------------------------------------
Year                 $19.00      $10.94        $12.50      $ 5.00        $ 6.31      $ 3.94
============================================================================================


The above information was obtained from the National Association of Securities Dealers, Inc. (NASD) Monthly Statistical Report. The Company's stock is traded in the over-the-counter National Market System. Price per share has been restated for the 3 for 2 stock split declared in February 1997.

No cash dividends were declared on the Company's common stock in 1997, 1996 or 1995.

CORPORATE INFORMATION                              FARR COMPANY AND SUBSIDIARIES

DIRECTORS
---------

Farr Company

Robert Batinovich
     Chairman and Chief Executive Officer
     Glenborough Realty Trust Incorporated
     Management of Commercial Real Estate  (2)

Richard P. Bermingham
     Retired Vice Chairman of the Board
     American Golf Corporation
     Golf Course Management  (1) (3)

Denis R. Brown, Jr.
     President and Chief Executive Officer
     Pinkerton, Inc.
     Security & Investigation Services (2)

David J. Farr
     President
     David J. Farr Insurance Services
     Provider of Financial Planning Services  (2)

John C. Johnston
     President and Chief Operating Officer
     Farr Company

John J. Kimes
     Chairman and Chief Executive Officer
     Computerized Security Systems, Inc.
     Manufacturer of Electronic and
     Mechanical Lock Hardware and Systems  (1) (3)

H. Jack Meany
     Chairman and Chief Executive Officer
     Farr Company  (3)

John A. Sullivan
     Investor Advisor
     Relational Investors, LLC (1)


     (1)  Audit Committee
     (2)  Compensation Committee
     (3)  Executive Committee



OFFICERS
--------

Farr Company

H. Jack Meany
     Chairman and Chief Executive Officer

John C. Johnston
     President and Chief Operating Officer

Kenneth W. Gerstner
     Senior Vice President,
     Chief Financial Officer and Secretary

Richard Larson
     Senior Vice President

Myron G. Rasmussen
     Vice President





Farr Filtration, Ltd. (United Kingdom)

Clive P. C. Jones
     Managing Director


Farr, Inc. (Canada)

Dominique Mignacco
     Vice President and General Manager

                          FARR COMPANY AND SUBSIDIARIES

Corporate Offices

  2201 Park Place
  El Segundo, California  90245
  310-727-6300
  Internet address: http://www.farrco.com Company's Internet home page offers access to a variety of information including Farr's products and services, worldwide operations, financial data, and stockholder-related information.


Subsidiaries

  Farr, Inc., Montreal, Canada
  Farr Filtration, Ltd., Birmingham, England
  QF Filter Sdn Bhd, Selangor, Malaysia


Manufacturing and Distribution Facilities

  Jonesboro, Arkansas
  Corcoran, California
  Delano, California
  Crystal Lake, Illinois
  Holly Springs, Mississippi
  Conover, North Carolina
  Washington, North Carolina
  Montreal, Canada
  Birmingham, England
  Singapore
  Selangor, Malaysia


Manufacturing Licensees

  Anfilco Ltd., Curgaon, India
  Antung Trading Corp., Taipei, Taiwan
  Boart MSA (PTY) Ltd. South Africa
  Casiba S. A., Buenos Aires, Argentina
  Clyde-Apac Ltd., Woodville, Australia
  Genmech Engineering, Singapore
  Industries Filvac S.A. de C.V., Mexico
  Nihon Spindle Mfg., Co., Ltd.
      Osaka, Japan
  Quest Technology, SND. BHD, Malaysia
  Taymac Ltd., Christchurch, New Zealand
  Turbiparts, C.A., Caracas, Venezuela
  Vibran Engineering (M) SDN. BHD.,
      Petaling Jaya, Malaysia
  Wilectec Co., Ltd., Kwai Chung, N.T.,
      Hong Kong


Manufacturing Distributors

  Genmech Engineering, Singapore


Registrar and Transfer Agent

  Chemical Mellon Shareholder Services
  Los Angeles, California


Legal Counsel

  Gibson, Dunn & Crutcher LLP
  Los Angeles, California


Auditors

  Arthur Andersen LLP
  Los Angeles, California


Form 10-K

  Stockholders of record as of March 6, 1998 may obtain copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission by writing to:
      Kenneth Gerstner, 2201 Park Place,
      El Segundo, California  90245