Form 10-K, Exhibit 13
period 1999-01-02
FARR CO
filed 1999-03-30
CIK 34629

FARR


The cover shows color clipart images that represent markets that Farr Company serves. The images are arranged around a circle and "The Markets We Serve" is in the center of the circle. The "F" symbol and "FARR" logo are at the top of the cover and "1998 Annual Report" is at the bottom.




                               1998 ANNUAL REPORT

                                MISSION STATEMENT

To be a highly successful company providing filtration products and services of premium value that protect people, equipment and their
                         environment from contaminants.

          To produce acceptable rewards to those having a stake in the success of the enterprise.


                                     =====




    TOTAL MARKET CAPITALIZATION           SHORT-TERM & LONG TERM DEBT

   (bar graph showing 1995, 1996,        (bar graph showing 1995, 1996,
    1997 and 1998 quarterly               1997 and 1998 end of quarter
    market capitalization,                debt, in millions)
    in millions)




         NET INCOME TREND                       SALES TREND

   (bar graph showing 1995, 1996,        (bar graph showing 1995, 1996,
    1997 and 1998 quarterly               1997 and 1998 end of quarter
    quarterly net income,                 quarterly sales, in millions)
    in thousands)









                             Short-Term
Measurement       Market       & Long-
 Period       Capitalization  Term Debt   Income Trend    Sales Trend
(quarter)       (millions)   (millions)    (thousands)     (millions)
---------       ----------   ----------   ------------     ----------


1995 - Q1         $ 24.7      $17.7         $  633          $27.3
     - Q2         $ 27.0      $18.1         $  675          $28.7
     - Q3         $ 31.4      $16.7         $  726          $28.4
     - Q4         $ 29.5      $10.5         $1,090          $28.9
1996 - Q1         $ 35.2      $ 8.8         $1,178          $30.1
     - Q2         $ 49.2      $ 6.6         $1,499          $31.4
     - Q3         $ 53.8      $ 5.2         $1,595          $30.0
     - Q4         $ 61.7      $ 3.0         $1,618          $29.6
1997 - Q1         $ 68.4      $ 1.7         $1,700          $30.3
     - Q2         $ 89.0      $  .6         $1,826          $31.6
     - Q3         $105.0      $  .4         $1,892          $31.9
     - Q4         $ 82.7      $  .1         $1,957          $32.2
1998 - Q1         $105.6      $  .2         $1,918          $32.0
     - Q2         $100.7      $  -          $1,876          $30.4
     - Q3         $ 70.0      $  -          $1,784          $31.0
     - Q4         $ 82.3      $  .1         $1,627          $28.9

FINANCIAL HIGHLIGHTS

(In thousands, except per share items)          1998       1997       1996
----------------------------------------------------------------------------
Net sales ................................   $122,285   $125,762   $122,021
Income before income taxes ...............     10,993     11,240      9,680
Income tax provision .....................      3,788      3,865      3,790
Net Income ...............................      7,205      7,375      5,890
Diluted earnings per common share ........        .86        .88        .71
Current assets ...........................     39,090     41,007     37,679
Current liabilities ......................     14,565     19,270     17,873
Working capital ..........................     24,525     21,737     19,806
Long-term debt, net of current portion ...       --         --        2,068
Property, plant, and equipment, net ......     18,027     17,619     15,611
Stockholders' Investment .................     42,054     38,507     31,210
----------------------------------------------------------------------------



ABOUT THE COMPANY


Farr Company's basic business is the control of particulate and vapor contaminants in air and liquids. The Company is engaged in the design, development, manufacture, sale and service of filters and filtration systems. These products are used for a wide variety of applications including heating, ventilation and air conditioning systems, manufacturing and process cleanrooms, special filters for original equipment manufacturers, natural gas, gasoline and diesel-powered engines, railroad locomotives, dust collection systems and gas turbines. Air filter efficiencies range from 20 percent (on outdoor air) in disposable products to 99.9999+ percent (@ .12 microns particulate) in cleanroom products. Products are available as standard items or may be custom engineered. They range in size and complexity from a small throwaway air filter to a large gas turbine system with a single filter component module weighing in excess of twenty tons. Products are sold in many locations of the world. Sales are made through direct Company salesmen, manufacturer's representatives, distributors and foreign licensees.

                           1998 LETTER TO SHAREHOLDERS

The year of 1998 was one of high activity in terms of planning and implementation of numerous projects and organizational structuring. We strongly believe these actions are paving the way for significant growth but regret to report that growth has not yet materialized.

Both sales and net income for the year were disappointing at $122,285,000 and $7,205,000, equal to 86 cents per share, down from the prior year's $125,762,000 and $7,375,000, equal to 88 cents per share. Our continued restructuring and cost reduction programs have resulted in lower selling, general and administrative expenses, which partially offset the adverse effects of lower sales volume and gross margins.

Lower sales and net income were partially attributable to an uneven accounting period which resulted in a 53-week fiscal year in 1997 versus the more traditional 52-week fiscal year in 1998, and declining foreign currency exchange rates. Adjusting for those two variables, sales were flat year-over-year, and net income increased 2 percent.

The Asian financial crisis which was triggered in the last half of 1997 remained severe throughout 1998. This affected exports from our U.S. plants and caused our new, fully operational joint venture plant in Malaysia to significantly underachieve planned production.

We are meeting these challenges in Asia with specific programs which are being implemented aggressively. Phil Whitaker has joined Farr as Vice President, International Sales and Marketing. He has specific education and experience in the Asian market and in our industry. His first objective is to revitalize and strengthen distribution in foreign markets to increase exports and to expand the output of the Malaysian facility.

During 1998, our foreign subsidiary operations in Canada and England continued to perform exceptionally well. Both Canada and England increased net income in excess of 35 percent over the prior year. This was the third consecutive year of record profits in the Canadian subsidiary. Additionally, England improved its cash flow from operating activities by over 50 percent above the prior year through management programs for reducing working capital.

We believe the introduction of a new line of utility filters which meets price competition and performance characteristics for specific market needs will continue to enhance performance in the U.K.

As previously reported, our Air Pollution Control (APC) and Engineered Systems in the U.S. have been organized into a business unit which is committed to a higher level of innovation and product performance in targeted markets than previously attained at any time by Farr. A major element of this is the new Farr Air Cleaning Test System (FACTS), a customer test and evaluation laboratory introduced in the second quarter of 1998. This enables application engineers to precisely evaluate customer air handling and filter applications using the actual contaminants from customer operations. The results are highly reliable equipment designs and selections to suit specific customer requirements. Interest in this innovation has attracted a number of qualified agents to represent Farr in areas of weak geographic representation and has also resulted in securing several major orders.

The APC Business Unit is introducing a new product line this year which will provide customers with innovative, cost effective solutions and significantly reduce lead times. This product introduction incorporates filter cartridge technology which we believe to be unique to Farr. We are very enthusiastic about the growth opportunities for this product introduction.

During 1998, a program was developed and implemented to form strategic partnerships with our HVAC distributors. It calls for strong commitments of mutual cooperation aimed at growing the distributors' sales. The objective is to ensure that our distributors have a complete line of top grade products to meet individual market needs as well as providing for a two-way exclusivity with Farr. We expect that this will stimulate sales across the entire HVAC line of products.

In the fourth quarter, construction of our new U.S. Transportation and Engine products business unit facility was completed in Memphis, Tennessee. This encompasses product development, engineering, marketing, sales and customer service.

This location fits the geography of most of our customers as well as the plants in Arkansas and Mississippi which produce most of the U.S. engine and railroad products. We are confident that positive effects of this organization and location will enhance our ability to continue double-digit growth in these markets.

In sharp contrast to the strong double-digit growth we experienced in previous years from Custom OEM sales, severe competitive pricing resulted in a significant reduction in this business during 1998. Other products and markets will have to make up at least some of these losses until new opportunities can be identified and established.

While lack of growth in sales and net income was disappointing during 1998, operating performance remained solid. Return on average stockholder investment for 1998 was 18 percent and return on average assets was 12 percent. Our already strong balance sheet and financial condition continued to improve. At year-end we had over $6,000,000 in cash and no long-term debt.

As we enter 1999, a strong financial condition and cash flow from operations continue to provide the Company a platform with which we can readily pursue new business opportunities and continue the stock repurchase authorization that was started in 1998. During 1998, we repurchased 360,550 shares or roughly 4 percent of the outstanding stock through the 500,000 share repurchase program that was increased to 1,000,000 shares in early 1999. This repurchase program adds long-term shareholder value by increasing earnings per share.

As of the fourth quarter of 1998, the Company's domestic and foreign internal computer systems had been updated to be Year 2000 (Y2K) compliant. In addition, major customers and suppliers have advised the Company that their systems are scheduled to be Year 2000 ready by the end of 1999.

The Farr organization is very strong, experienced and highly motivated. We believe that plans for growth are well founded and are being expertly implemented.

Farr's suppliers, employees and distributors are highly supportive of our plans for which we express appreciation. The mission statement on page two calls for rewards to all stakeholders in the enterprise. We are dedicated to this goal on their behalf.



      /s/  H. Jack Meany                      /s/ John c. Johnston
      -----------------------                 -------------------------
           H. Jack Meany                          John C. Johnston
      Chairman of the Board             President and Chief Executive Officer


NOTE:

The Board of Directors took a major step in Farr's succession plans at its February 16, 1999 regular meeting. John Johnston, President, was elected Chief Executive Officer, replacing Jack Meany, who remains Chairman of the Board, Chairman of the Executive Committee and an officer of the Company.

CONSOLIDATED BALANCE SHEETS                               Farr Company and Subsidiaries

December 31,                                                      1998            1997
----------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents .............................   $ 6,083,000     $ 5,109,000
  Short term investments ................................          --         2,031,000
  Accounts receivable, less allowances of $370,000
    in 1998 and $254,000 in 1997 ........................    19,433,000      20,267,000
  Inventories
    Raw materials .......................................     4,629,000       4,812,000
    Work in progress ....................................     3,413,000       3,307,000
    Finished goods ......................................     2,774,000       2,690,000
                                                           -----------------------------
                                                             10,816,000      10,809,000
  Prepaid expenses ......................................       688,000         904,000
  Income taxes receivable ...............................       849,000         666,000
  Deferred income tax benefit ...........................     1,221,000       1,221,000
                                                           -----------------------------
    Total current assets ................................    39,090,000      41,007,000
                                                           -----------------------------
Property, plant and equipment at cost
  Land ..................................................     2,246,000       2,098,000
  Buildings and improvements ............................    18,468,000      17,429,000
  Machinery and equipment ...............................    36,340,000      35,935,000
                                                           -----------------------------
                                                             57,054,000      55,462,000
  Less accumulated depreciation and amortization ........    39,027,000      37,843,000
                                                           -----------------------------
                                                             18,027,000      17,619,000
Investments and other ...................................     2,784,000       2,202,000
                                                           -----------------------------
                                                            $59,901,000     $60,828,000
                                                           =============================

Liabilities & Stockholders' Investment Current Liabilities:
Notes payable to banks .................................    $   145,000     $    93,000
Accounts payable .......................................      6,061,000       9,701,000
Accrued liabilities ....................................      7,072,000       8,726,000
Income taxes payable and current deferred income taxes .      1,287,000         750,000
                                                           -----------------------------
Total current liabilities ..............................     14,565,000      19,270,000
                                                           -----------------------------
Deferred income taxes ..................................      1,773,000       2,196,000
Other noncurrent liabilities ...........................      1,509,000         855,000
Commitments and contingencies ..........................           --              --
Stockholders' investment
Common stock, $.10 par value -
Authorized - 10,000,000 shares
Outstanding 8,874,468 shares at December
31, 1998 and 8,561,106 shares at December 31, 1997 .....        813,000         827,000
Additional paid-in capital .............................      8,480,000      11,785,000
Cumulative translation adjustments .....................     (2,405,000)     (1,749,000)
Retained earnings ......................................     35,166,000      27,644,000
                                                           -----------------------------
Total stockholders' investment .........................     42,054,000      38,507,000
                                                           -----------------------------
                                                            $59,901,000     $60,828,000
                                                           =============================

The accompanying notes are an integral part of these consolidated balance sheets.


CONSOLIDATED STATEMENTS OF INCOME                               Farr Company and Subsidiaries

For the Years Ended December 31,                           1998           1997           1996
-----------------------------------------------------------------------------------------------

Net Sales .......................................   $122,285,000   $125,762,000   $122,021,000
Cost of Sales ...................................     91,160,000     92,792,000     91,276,000
                                                   --------------------------------------------
Gross Margin ....................................     31,125,000     32,970,000     30,745,000
  Selling, general and administrative expenses ..     20,298,000     21,692,000     20,419,000
  Interest expense ..............................        103,000        197,000        687,000
  Interest income ...............................  (     269,000) (     159,000) (      41,000)
                                                   --------------------------------------------
Total Expenses ..................................     20,132,000     21,730,000     21,065,000
                                                   --------------------------------------------
Income Before Income Taxes ......................     10,993,000     11,240,000      9,680,000
  Income Tax Provision ..........................      3,788,000      3,865,000      3,790,000
                                                   --------------------------------------------
Net Income ......................................   $  7,205,000   $  7,375,000   $  5,890,000
                                                   ============================================

Diluted Earnings per Common Share ...............   $        .86   $        .88   $        .71
                                                   ============================================
Basic Earnings per Common Share .................   $        .87   $        .90   $        .72
                                                   ============================================


The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                                                                            Cumulative
For the Years Ended December 31, 1998,              Common      Additional      Retained    Translation  Comprehensive
1997 and 1996                                        Stock    Paid-in Capital   Earnings    Adjustments     Income
----------------------------------------------------------------------------------------------------------------------
Balance-- December 31, 1995 ...................   $   815,000   $11,215,000   $14,379,000   ($1,624,000)
  Net Income ..................................          --            --       5,890,000          --     $ 5,890,000
  Exercise of Stock Options ...................         3,000        96,000          --            --            --
  Cumulative Translation Adjustment ...........          --            --            --         418,000       418,000
  Treasury Stock Sold - 2,961 shares ..........          --          18,000          --            --            --
                                                                                                         -------------
  Comprehensive Income - 1996 .................                                                           $ 6,308,000
                                                 ---------------------------------------------------------------------
Balance-- December 31, 1996 ...................       818,000    11,329,000    20,269,000   ( 1,206,000)
  Net Income ..................................          --            --       7,375,000          --     $ 7,375,000
  Exercise of Stock Options ...................         7,000       250,000          --            --            --
  Cumulative Translation Adjustment ...........          --            --            --     (   543,000) (    543,000)
  Treasury Stock Sold - 18,750 shares .........         2,000       206,000          --            --            --
                                                                                                         -------------
  Comprehensive Income - 1997 .................                                                           $ 6,832,000
                                                 ---------------------------------------------------------------------
Balance-- December 31, 1997 ...................       827,000    11,785,000    27,644,000                (  1,749,000)
  Net Income ..................................          --            --       7,205,000          --     $ 7,205,000
  Exercise of Stock Options ...................        25,000       772,000          --            --            --
  Stock Options Expired .......................          --    (     12,000)         --            --            --
  Cumulative Translation Adjustment ...........          --            --            --     (   656,000) (    656,000)
  Treasury Stock Acquired 386,110 shares ......  (     39,000) (  4,065,000)         --            --            --
  Tax Benefit from Exercise of Stock Options ..          --            --         317,000          --            --
                                                                                                         -------------
  Comprehensive Income - 1998 .................                                                           $ 6,549,000
                                                 ---------------------------------------------------------------------
Balance-- December 31, 1998 ...................   $   813,000   $ 8,480,000   $35,166,000   ($2,405,000)
                                                 =======================================================

The accompanying notes are an integral part of these consolidated financial statements.
                                     - 8 -

CONSOLIDATED STATEMENTS OF CASH FLOWS                             Farr Company and Subsidiaries

For the Years Ended December 31,                               1998          1997          1996
-------------------------------------------------------------------------------------------------

Operating Activities:
  Net Income .........................................   $ 7,205,000   $ 7,375,000   $ 5,890,000
    Adjustments to reconcile net income
      to net cash provided by operating activities:
  Depreciation and amortization ......................     2,505,000     2,360,000     2,392,000
  Provision for loss on accounts receivable ..........       171,000       206,000       109,000
  Benefit retirement trust ...........................       669,000       635,000       186,000
  Equity in loss of affiliate ........................        35,000        30,000          --
  Changes in deferred income taxes ...................  (    556,000)      402,000        86,000
  Exchange loss (gain) ...............................        34,000  (    131,000)       97,000
  Net loss on sale/retirement of
    property, plant and equipment ....................        21,000        38,000        49,000
  Change in assets and liabilities
    Inventories ......................................  (    228,000)    1,586,000     3,048,000
    Receivables and prepaid expenses .................       690,000  (    126,000)  (   600,000)
    Accounts payable and accrued expenses ............  (  4,837,000)    2,250,000   (   960,000)
    Income taxes payable .............................       397,000  (    603,000)        2,000
                                                        -----------------------------------------
  Net cash provided by operating activities ..........     6,106,000    14,022,000    10,299,000
                                                        -----------------------------------------
Investing Activities:
  Purchases of property, plant and equipment .........  (  2,985,000) (  4,508,000) (  1,465,000)
  Redemption (purchases) of short term investments ...     2,031,000  (  2,031,000)         --
  Proceeds from sale of property, plant and
    equipment ........................................          --            --           6,000
  Investment in joint venture ........................          --    (    250,000)         --
  Prepaid pension costs ..............................          --    (    586,000)         --
  Note receivable-affiliate ..........................  (    106,000)         --            --
  Purchase of investments, benefit trust .............  (    669,000) (    635,000) (    186,000)
                                                        -----------------------------------------
    Net cash used in investing activities ............  (  1,729,000) (  8,010,000) (  1,645,000)
                                                        -----------------------------------------
Financing Activities:
  Proceeds from revolving line of credit and
    long-term debt ...................................        50,000          --       8,603,000
  Principal payments on revolving line of credit
    and long-term debt ...............................          --    (  3,114,000)  (16,195,000)
  Proceeds from sale of stock, stock option plans ....       797,000       257,000        99,000
  Treasury stock sold (acquired) .....................  (  4,104,000)         --          18,000
  Other ..............................................        10,000        28,000         7,000
                                                        -----------------------------------------
    Net cash used in financing activities ............  (  3,247,000) (  2,829,000) (  7,468,000)
                                                        -----------------------------------------
Effect of Exchange Rate Changes on Cash ..............  (    156,000) (     71,000) (      1,000)
Increase in cash and cash equivalents ................       974,000     3,112,000     1,185,000
                                                        -----------------------------------------
Cash and Cash Equivalents at Beginning of Year .......     5,109,000     1,997,000       812,000
                                                        -----------------------------------------
Cash and Cash Equivalents at End of Year .............   $ 6,083,000   $ 5,109,000   $ 1,997,000
                                                        =========================================


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

   Basis of Presentation -- Farr Company is a multinational company engaged principally in the design, development, manufacture, sale and service of air and to a minor degree, liquid filters. The principal market for the Company's products and services are North American based commercial wholesale distributors, HVAC OEMs and contractors and transportation businesses. The accompanying consolidated financial statements include the accounts of Farr Company and its wholly-owned subsidiaries. A functional currency has been determined for each foreign entity of the Company, and the exchange gain or loss from translating the foreign currency statements to their U.S. dollar equivalents at the rates of exchange in effect at the end of each period is charged or credited to cumulative translation adjustments within stockholders' investment. Differences from converting nonfunctional to functional currencies and transaction gains and losses are included in income. During 1998, 1997 and 1996, $34,000 was charged to income, $131,000 was credited to income and $97,000 was charged to income, respectively.

   Accounting Period -- The Company's fiscal year ends on the Saturday closest to December 31. The fiscal years ended January 2, 1999, January 3, 1998 and December 28, 1996 comprise 52, 53 and 52 weeks, respectively. In the consolidated financial statements, all fiscal years are shown to begin as of January 1 and end as of December 31 for clarity of presentation.

   Cash and Cash Equivalents -- Cash includes currency on hand, demand deposits with financial institutions and investments with original maturities of three months or less.

   Short-Term Investments -- Short-term investments, consisting principally of certificates of deposit and repurchase agreements secured by government obligations, are held to maturity and are carried at cost, which approximates fair value.

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

   Investments and Other -- Investments and other include intangible assets that are amortized on a straight-line basis over five years; retirement assets held under a rabbi trust covering supplemental executive savings plan benefits for certain employees; and a 50 percent ownership interest in a Malaysian joint venture which is accounted for under the equity method.

   Product Engineering and Development -- Engineering and development costs aggregating $2,530,000, $2,129,000 and $2,217,000 in 1998, 1997 and
         1996, respectively, for new products or improvements of existing products, were expensed as incurred.

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

During fiscal 1998, the Company adopted Financial Accounting Standard No.130, "Reporting Comprehensive Income", (SFAS No. 130), which established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Accordingly, the Company has reported its comprehensive income within its Consolidated Statements of Stockholders' Investment to meet this new reporting requirement. For all periods presented, no income tax benefit or expense was associated with any component of other comprehensive income.

Certain reclassifications have been made to the prior years' financial statements to conform with current year presentation.

2.  Inventories
         Domestic inventories totaling $6,475,000 and $6,103,000 at December 31, 1998 and December 31, 1997, respectively, are stated at cost determined by the last-in, first-out method. If the first-in, first-out method of inventory valuation had been used, inventories would have been $6,751,000 and $6,613,000 higher than reported at December 31, 1998 and December 31, 1997, respectively.

         During 1997, domestic inventory quantities were reduced resulting in the deposition of last-in, first-out inventory quantities carried at cost prevailing in a prior year. Charging these lower costs to operations had no material effect on net income in 1997.

3.  Restructuring Costs
         The Company recorded a restructuring charge of $1,500,000 in the fourth quarter of 1992 related to anticipated costs associated with the closures of two manufacturing plants. The two United States plants located in Pryor, Oklahoma and Eatonton, Georgia were closed in 1993 as part of the Company's efforts to consolidate manufacturing operations and increase production efficiency, asset utilization and profitability. The remaining $411,000 balance of this restructuring charge is included as a component of accrued liabilities in the accompanying Consolidated Balance Sheet as of December 31, 1998. If the present weak real estate market in Eatonton, Georgia continues beyond 2000, the Company may need to record an additional provision to cover the estimated costs of sub-leasing and maintaining the facility through the Company's lease commitment period.

4.  Common Stock
         On April 3, 1989, the Company's Board of Directors declared a dividend distribution of one common share purchase right for each share of common stock outstanding on April 18, 1989. An exercisable right will, under certain conditions, entitle its holder to purchase from the Company one-half of one share of common stock at the exercise price, subject to adjustment, at a price of $40 per whole share, subject to adjustment. The exercise price as of December 31, 1998 is $14.222 per whole share of common stock. The rights will become exercisable ten days after any person acquires 20 percent or more of the Company's outstanding common stock, or announces an offer which would result in such person acquiring 30 percent or more of the Company's common stock. The rights will expire on April 3, 1999, and may be redeemed by the Company for $.01 per right at any time until ten business days after a person acquires 20 percent or more of the Company's common stock. Under certain circumstances after a person acquires 20 percent or more of the Company's common stock, or after a merger or other business combination involving the Company, an exercisable right will entitle its holder to purchase shares of common stock (or shares of an acquiring company) having a market value of twice the exercise price of one right.

         In 1997, the Company issued 18,750 treasury shares to acquire Metalcraft Air Filtration, Inc. In 1996, the Company transferred 2,961 shares to the Employee Stock Ownership Plan. As of December 31, 1998 and December 31,1997 the Company held in treasury 743,944 and 357,834 shares of its common stock at a cost of $5,295,000 and $1,191,000, respectively. Outstanding stock amounts are reflected net of outstanding treasury shares in the Consolidated Statements of Stockholders' Investment. Per share amounts and shares outstanding in the current and prior periods have been restated to reflect the 3-for-2 stock splits paid in the form of stock dividends (see note 5).

5.   Dividend and Stock Split
         On April 29, 1998 and February 18, 1997, the Company's Board of Directors declared dividends that were paid in the form of 3-for-2 stock splits on May 29, 1998 and March 28, 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         Farr Company and Subsidiaries
(continued)

6.   Notes Payable and Long-term Debt
         The Company's foreign subsidiaries utilize overdraft facilities that aggregate to approximately $2,137,000 of which $145,000 was utilized as of December 31, 1998. As of December 31, 1997, total foreign overdraft facilities aggregated approximately $2,280,000 of which $93,000 was utilized. The weighted average interest rate was 8.6% in 1998 and 7.9% in 1997.

         The Company utilizes a $10,000,000 revolving credit facility for its domestic needs. As of December 31, 1998, the Company had no borrowings outstanding under this facility. This facility will expire on June 1, 1999 when the then outstanding loan balance, if any, will be due. Interest is payable on the loan at a floating rate equal to the Prime rate or the bank's Offshore rate plus 1.75 percent. As of 1998 and 1997 year end, no long term debt was outstanding.

         At December 31, 1998, no real, personal and intangible property was pledged as security for long-term debt commitments.

         Under the Company's domestic credit agreement, the Company is required to maintain certain financial covenants.

         Interest paid on outstanding debt and obligations net of amounts capitalized were $118,000, $210,000 and $788,000 in 1998, 1997, and
         1996, respectively.

         No future principal payments are scheduled as no long-term debt was outstanding as of December 31, 1998.

7.  Income Taxes

         The provision for income taxes is summarized as follows:

For the Years Ended December 31,           1998         1997         1996
---------------------------------------------------------------------------
Current --       Federal ...........  $1,655,000   $2,441,000   $2,772,000
                 State .............     266,000      231,000      432,000
                 Foreign ...........   1,311,000      791,000      282,000
                                     --------------------------------------
                                       3,232,000    3,463,000    3,486,000
                                     --------------------------------------
Deferred--       Federal ...........     484,000      429,000  (    96,000)
                 State .............     124,000       16,000         --
                 Foreign ........... (    52,000) (    43,000)     400,000
                                     --------------------------------------
                                         556,000      402,000      304,000
                                     --------------------------------------
                                      $3,788,000   $3,865,000   $3,790,000
                                     ======================================


         The following is a reconciliation of income taxes at the Federal statutory rate with income taxes recorded by the Company:

For the Years Ended December 31,                                 1998         1997         1996
-------------------------------------------------------------------------------------------------
Computed income taxes at statutory rate .................   $3,738,000   $3,618,000   $3,291,000
State income taxes, net of federal income tax benefit ...      258,000      163,000      285,000
Taxes on foreign subsidiaries' net income in excess
  of (less than) income taxes at statutory rates ........       24,000  (    61,000)      40,000
Other items, net ........................................  (   232,000)     145,000      174,000
                                                           --------------------------------------
Provision for income taxes ..............................   $3,788,000   $3,865,000   $3,790,000
                                                           ======================================


         Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities were as follows:

For the Years Ended December 31,               1998           1997
--------------------------------------------------------------------
Depreciation and amortization ........   ($  355,000)   ($  456,000)
Employee compensation accruals .......     1,138,000        567,000
Plant relocation and restructuring ...       140,000        168,000
DISC commission accrual ..............   ( 1,386,000)   ( 1,584,000)
Acquisition reserves .................   (   610,000)   (   526,000)
Inventory ............................       493,000        437,000
Other items, net .....................       161,000        409,000
                                         ---------------------------
                                         ($  419,000)   ($  975,000)
                                         ===========================


         Included in income taxes payable and current deferred income taxes at December 31, 1998 and December 31, 1997, were $369,000 and $ 365,000, respectively, of foreign deferred income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         Farr Company and Subsidiaries
(continued)

         The consolidated income before income tax, by domestic and foreign sources is as follows:

For the Years Ended December 31,            1998          1997         1996
-----------------------------------------------------------------------------
Domestic ..........................   $ 7,362,000   $ 8,859,000   $7,792,000
Foreign ...........................     3,631,000     2,381,000    1,888,000
                                     ----------------------------------------
                                      $10,993,000   $11,240,000   $9,680,000
                                     ========================================

         Income taxes paid, net, were $3,683,000, $3,806,000 and $3,461,000 in
         1998, 1997 and 1996, respectively.


8.  Employee Benefit Plans
         The Company has defined contribution retirement plans covering domestic employees who meet eligibility requirements. Company contributions are based on a formula as specified in the respective plan agreements. Contributions, which aggregated $1,093,000 in 1998, $1,295,000 in 1997 and $851,000 in 1996 were charged to expense in accordance with the approved plan formulas.

         Under one of the Company's domestic defined contribution plans, covering key employees, Company contributions and employee compensation deferrals are made to a Company trust under provisions of the plan. The deferred compensation, contributions and earnings from the trust are included in the Company's Consolidated Balance Sheets both as a non-current asset and a non-current liability. The total plan non-current assets and non-current liabilities as of December 31, 1998 and 1997 were $1,490,000 and $855,000, respectively.

         Pension costs for the Company's defined benefit plans, covering eligible employees in foreign operations, are determined by independent actuarial valuations.


         The Company has two foreign defined benefit plans. The following table sets forth the change in benefit obligation, the change in plan assets, the funded status, the assumptions used in the accounting for the plans on an average weighted basis and the components of net periodic benefit cost for the years ended December 31, 1998 and 1997.

For the Years Ended December 31,                            1998         1997
-------------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year ..........   $5,726,000   $5,092,000
  Foreign currency exchange rate changes ...........  (    44,000)        --
  Service cost .....................................      352,000      294,000
  Interest cost ....................................      428,000      388,000
  Net actuarial loss ...............................      274,000      135,000
  Benefits paid ....................................  (   189,000) (   183,000)
                                                      -------------------------
  Benefit obligation at end of year ................    6,547,000    5,726,000
                                                      -------------------------

Change in plan assets
  Fair value of plan assets at beginning of year ...    6,813,000    6,015,000
  Foreign currency exchange rate changes ...........  (    30,000)        --
  Actual return on plan assets .....................      642,000      745,000
  Employer contribution ............................      143,000      163,000
  Plan participants' contributions .................       87,000       74,000
  Benefits paid ....................................  (   189,000) (   183,000)
                                                      -------------------------
  Fair value of plan assets at end of year .........    7,466,000    6,814,000
                                                      -------------------------

  Funded status ....................................      919,000    1,088,000
  Unrecognized net actuarial gain ..................  (   294,000) (   516,000)
  Unrecognized prior service cost ..................       54,000       45,000
                                                      -------------------------
  Prepaid benefit cost .............................   $  679,000   $  617,000
                                                      =========================

For the Years Ended December 31,                 1998        1997        1996
-------------------------------------------------------------------------------
Weighted average assumptions
  Discount rate ...........................      7.7%        7.7%        7.8%
  Expected return on plan assets ..........      9.5%        9.4%        9.8%
  Rate of compensation increase ...........      6.0%        6.0%        5.8%

Components of net periodic benefit cost
  Service cost ............................   $352,000    $294,000    $232,000
  Interest cost ...........................    431,000     389,000     337,000
  Expected return on plan assets ..........  ( 663,000)  ( 572,000)  ( 508,000)
  Amortization of prior service cost ......  (  13,000)  (  12,000)  (  20,000)
  Recognized net actuarial gain ...........  (   3,000)  (   1,000)  (  10,000)
                                             ----------------------------------
  Net periodic benefit cost ...............   $104,000    $ 98,000    $ 31,000
                                             ==================================

         The projected benefit obligation, accumulated benefit obligation, and fair market value of plan assets for the pension plan with an accumulated benefit obligation in excess of plan assets were $1,191,000, $1,006,000 and $1,175,000 respectively, as of December 31,
         1998, and $1,180,000, $1,006,000 and $1,175,000 respectively as of
         December 31, 1997.

         The Company provides no post-retirement health care and life insurance benefits or other post-employment benefits to its employees.


9.   Stock Options
         Under the 1983 and 1993 stock option plans, the Company may grant non-qualified and incentive stock options to officers and employees. Options are contingent upon continued employment, and become exercisable from at least one year after date of grant at such times and installments as the Compensation Committee of the Board shall provide. All options outstanding at December 31, 1998 had an exercise price equal to 100 percent of the fair market value on the date the option was granted except for 99,000 shares that were granted in 1995. Compensation expense recorded under the plan was $17,000 in 1998 and $27,000 in both 1997 and 1996. Options expire ten years from the date of grant, subject to earlier expiration under the terms of the plan. The 1983 plan covered a total of 703,125 shares of the Company's common stock of which at December 31, 1998, 35,157 shares were subject to presently outstanding options. At December 31, 1998, 787,500 shares of common stock were reserved for distribution under the 1993 plan, of which 281,260 shares were subject to outstanding options.

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

For the Years Ended December 31,       1998         1997         1996
-----------------------------------------------------------------------
Net Income     As Reported        $7,205,000   $7,375,000   $5,890,000
               Pro Forma          $6,896,000   $7,237,000   $5,814,000
Diluted EPS    As Reported        $      .86   $      .88   $      .71
               Pro Forma          $      .82   $      .86   $      .70

         Because the SFAS No. 123 method of accounting has not been applied to options granted prior to December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: risk-free interest rate of 5.67 percent for options granted in 1998,
         6.26 percent for options granted in 1997 and 6.28 and 6.76 percent for options granted in 1996; expected dividend yields of 0 percent, expected volatility of 42 percent, expected life of 7 years for 1998 options and expected dividend yields of 0 percent, expected volatility of 45 percent, expected life of 7 years for 1997 and 1996 options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         Farr Company and Subsidiaries
(continued

         Activity under the 1983 and 1993 plans is summarized as follows:

                                                 1998                           1997                           1996
                                      ---------------------------   ----------------------------   ----------------------------
                                                    Weighted                       Weighted                       Weighted
                                       Shares   Avg. Option Price    Shares    Avg. Option Price    Shares    Avg. Option Price
                                      -------   -----------------   -------    -----------------   -------    -----------------
Options outstanding
  beginning of year ...............   498,280       $  3.79         500,875        $  3.09         543,817        $  3.13
Granted ...........................    68,000         12.16          70,500           8.68           5,625           4.11
Exercised .........................   223,890          3.16          68,200           3.78          26,100           3.51
Cancelled and expired .............    25,973          3.14           4,895           3.18          22,467           3.67
                                      -------       -------         -------        -------         -------        -------
Options outstanding
  end of year .....................   316,417       $  6.09         498,280        $  3.79         500,875        $  3.09
                                      =======       =======         =======        =======         =======        =======
End of year shares exercisable ....    92,038       $  4.57         244,678        $  3.41         250,846        $  3.69
                                      =======       =======         =======        =======         =======        =======


         The following table summarizes information about fixed stock options outstanding as of December 31, 1998:

                              Options Outstanding                              Options Exercisable
      -----------------------------------------------------------------   ----------------------------
                                        Weighted-Avg.
         Range of          Number         Remaining       Weighted-Avg.      Number      Weighted-Avg.
      Exercise Prices   Outstanding   Contractual Life   Exercise Price   Exercisable   Exercise Price
      ---------------   -----------   ----------------   --------------   -----------   --------------
      $ 3.91 - $ 4.00      17,999         .8 Years           $ 3.99          17,999         $ 3.99
        4.78 -   5.00      17,325        2.6                   4.86          17,325           4.86
        2.83 -   2.83      23,625        5.2                   2.83          23,625           2.83
        2.22 -   4.11     123,469        6.1                   2.44          16,589           3.25
        8.00 -  12.75     134,000        8.9                  10.47          16,500           8.73
      ---------------     -------        ---                 ------          ------         ------
      $ 2.22 - $12.75     316,417        6.7                 $ 6.09          92,038         $ 4.57
      ===============     =======        ===                 ======          ======         ======

         On January 22, 1991, the Company's Board of Directors adopted and approved the 1991 Stock Option Plan for Non-Employee Directors. Under the 1991 Stock Option Plan, the Company is authorized to issue up to 225,000 shares of common stock to the Company's non-employee directors of which 121,500 shares are subject to presently outstanding options. Activity for fiscal years 1998, 1997 and 1996 under the 1991 Plan are summarized as follows:


                                                 1998                           1997                           1996
                                      ---------------------------   ----------------------------   ----------------------------
                                                    Weighted                       Weighted                       Weighted
                                       Shares   Avg. Option Price    Shares    Avg. Option Price    Shares    Avg. Option Price
                                      -------   -----------------   -------    -----------------   -------    -----------------
Options outstanding
  beginning of year ...............   112,500        $  4.51          85,500       $  3.51          63,000        $  3.17
Granted ...........................    31,500          11.29          27,000          7.67          22,500           4.42
Exercised .........................    18,000           4.31            --             --             --              --
Cancelled and expired .............     4,500          12.75            --             --             --              --
                                      -------        -------         -------       -------          ------        -------
Options outstanding
  end of year .....................   121,500        $  6.05         112,500       $  4.51          85,500        $  3.51
                                      =======        =======         =======       =======          ======        =======

End of year shares exercisable ....    94,500        $  4.54          85,500       $  3.51          63,000        $  3.17
                                      =======        =======         =======       =======          ======        =======


         The following table summarizes information about non-employee director fixed stock options outstanding as of December 31, 1998:

                              Options Outstanding                              Options Exercisable
      -----------------------------------------------------------------   ----------------------------
                                        Weighted-Avg.
         Range of          Number         Remaining       Weighted-Avg.      Number      Weighted-Avg.
      Exercise Prices   Outstanding   Contractual Life   Exercise Price   Exercisable   Exercise Price
      ---------------   -----------   ----------------   --------------   -----------   --------------
      $4.06 - $ 4.11        18,000        2.8 Years          $ 4.08          18,000         $ 4.08
       2.22 -   2.83        22,500        4.9                  2.50          22,500           2.50
       3.06 -   5.72        31,500        6.9                  4.03          31,500           4.03
       7.67 -  13.00        49,500        8.7                  9.67          22,500           9.67
      --------------       -------        ---                ------          ------         ------
      $2.22 - $13.00       121,500        6.7                $ 6.05          94,500         $ 4.54
      ==============       =======        ===                ======          ======         ======


10.   Per Share Amounts
         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share" (EPS), which requires dual presentation of basic EPS and diluted EPS, simplifies existing computational guidelines, and increases the comparability of earnings per share on an international basis. SFAS 128 was effective for periods ending after December 15, 1997. All prior periods have been restated.

         Income, average weighted shares outstanding and earnings per share data as restated for SFAS No. 128 are as follows:

For the Years Ended December 31,            1998                            1997                             1996
--------------------------------------------------------------------------------------------------------------------------------
                                                       Per Share                       Per Share                       Per Share
                                  Income     Shares     Amount    Income     Shares     Amount    Income     Shares     Amount
                                  ------     ------     ------    ------     ------     ------    ------     ------     ------
BASIC EARNINGS
--------------
Income available to
  common stockholders .......   $7,205,000  8,273,609   $ .87   $7,375,000  8,223,810   $ .90   $5,890,000  8,167,683   $ .72
                                                        =====                           =====                           =====

DILUTED EARNINGS PER SHARE
--------------------------
Assumed dilution for
  outstanding options .......         --      108,146                 --      159,414                 --      97,228
                                ----------  ---------           ----------  ---------           ----------  --------
Income available to
  common stockholders
  plus assumed conversions ..   $7,205,000  8,381,755   $ .86   $7,375,000  8,383,224   $ .88   $5,890,000  8,264,911   $ .71
                                ==========  =========   =====   ==========  =========   =====   ==========  =========   =====


         As a result of the 3-for-2 stock splits that were distributed on May 29, 1998 and March 28, 1997, per share amounts for the 1997 and prior years have been restated to reflect the weighted average number of shares of common stock outstanding increased by shares issued for the stock split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         Farr Company and Subsidiaries
(continued)

11.   Commitments and Contingencies
         The Company leases certain facilities and equipment under agreements, the majority of which expire at various dates through 2004. The majority of the Company's leases provide for the payment of real estate taxes and insurance. Net rental expense was $1,337,000 for the year ended December 31, 1998, $1,227,000 for the year ended December 31, 1997 and $1,145,000 for the year ended December 31, 1996. As of December 31, 1998, approximate minimum rental commitments under noncancelable leases which have not been capitalized were as follows:

                               Year Ending               Amount
                               -----------            -----------

                                  1999                $ 1,037,000
                                  2000                    847,000
                                  2001                    619,000
                                  2002                    459,000
                                  2003                    285,000
                               Thereafter                 144,000
                                                      -----------
                                  Total               $ 3,391,000
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

12.  Segment Information
         The adoption of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" does not alter the Company's business segment reporting disclosure requirements. While the Company manufactures a variety of filtration products, discrete financial information by product or market is not available. Therefore, operating decisions and operating performance assessments are not made based on aggregating within any particular filtration product or market.

         The Company is engaged in one line of business - filtration. The Company's basic business is manufacturing filters for the control of particulate and vapor contaminants in air and liquids. Information about the Company's operations in different geographic areas for the current year ended December 31, 1998 and the prior years ended December 31, 1997 and December 31, 1996 are presented based upon shipments from the scheduled countries as follows:

(In thousands)                         Net Sales to Unaffiliated Customers               Long-Lived Assets
-----------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,            1998       1997       1996               1998       1997       1996
                                        --------------------------------         --------------------------------
United States                            $ 96,426   $101,352  $ 100,008           $ 16,973   $ 16,348   $ 13,350
Canada                                     14,723     13,162     11,632              1,764      1,961      1,528
Europe                                     11,136     11,248     10,381              2,046      2,095      1,713
                                        --------------------------------         --------------------------------
  Total Segments                          122,285    125,762    122,021             20,783     20,404     16,591
Adjustments & Eliminations                   --         --         --                   28  (     583) (     583)
                                        --------------------------------         --------------------------------
Consolidated Totals                      $122,285   $125,762   $122,021           $ 20,811   $ 19,821   $ 16,008
                                        ================================         ================================


         Long-Lived assets are those of the Company that are identified with the operations in each geographic area.

13.  Business Combinations and Investments in Partnership
         In November 1997, the Company completed its acquisition of Metalcraft Air Filtration, Inc. (MCF), a small, high quality specialty filtration manufacturer of enclosed filter housings and bags used for filtering and then containing hazardous waste dust from certain biological, chemical, nuclear and medical facilities having special air handling and filtration system requirements. MCF is located in Washington, North Carolina. The Company issued 18,750 shares of its common stock in exchange for all the shares of MCF. The transaction was accounted for under the purchase method of accounting and the operating results of this business has been included in the consolidated financial statements since the date of acquisition. The purchase price exceeded the fair value of the tangible net assets acquired by approximately $412,000.

         In June 1997, the Company entered into a joint venture partnership with Quest Technology Sdn. Bhd., a Malaysian manufacturer and distributor of air filtration products and a licensee of certain Farr products. Under the agreement, the Company has a 50 percent ownership interest in the operations of QF Filter Sdn. Bhd., a manufacturing operation located in Malaysia and only has a limited ability to control partnership's activities. Accordingly, this investment is accounted for using the equity method of accounting. During 1998, the Company's equity in QF Filter Sdn. Bhd.'s loss was $35,000.










REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


         To the Board of Directors and Stockholders of Farr Company:

         We have audited the accompanying consolidated balance sheets of Farr Company (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farr Company and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                         Arthur Andersen LLP

         Los Angeles, California
         January 28, 1999

SELECTED FINANCIAL DATA                            Farr Company and Subsidiaries


Years Ended December 31                         1998         1997         1996         1995         1994
===========================================================================================================
(In thousands except share and per share data)
Net Sales ...............................   $  122,285   $  125,762   $  122,021   $  113,275   $  106,989
Net Income (Loss) (Note D) ..............        7,205        7,375        5,890        3,124  (       355)
Income (Loss) per diluted share (G) .....          .86          .88          .71          .38  (       .05)
Total Assets (Notes A & B) ..............       59,901       60,828       53,687       55,570       59,269
Long-term Debt, net of current portion
  (Notes A, B, C, E & F) ................         --           --          2,068        9,412       18,957
Cash Dividends per share ................         --           --           --           --           --
Weighted average number of shares (G) ...    8,381,755    8,383,224    8,264,911    8,330,095    8,275,990
Capital expenditures ....................        2,985        4,508        1,465        1,163          987
Net property, plant and equipment .......       18,027       17,619       15,611       16,406       17,930
Working Capital (Notes A & B) ...........       24,525       21,737       19,806       20,183       21,782
===========================================================================================================



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

         Note F. In November 1995, the Company sold its plant located in Rialto,
              California for $3,050,000 which resulted in a gain of $676,000. The entire amount of the net proceeds were received in cash and were primarily used to retire secured debt on the subject property.

        Note G. As a result of the 3-for-2 stock split declared on April 29, 1998 paid on May 29, 1998 and the 3-for-2 stock split declared on February 18, 1997 paid on March 28, 1997, per share amounts for prior years have been restated to reflect the weighted average number of shares of common stock outstanding, increased by shares to be issued for the stock split.



                                     = 20 -

MANAGEMENT'S DISCUSSION AND ANALYSIS               Farr Company and Subsidiaries

RESULTS OF OPERATIONS
---------------------

1998 COMPARED TO 1997

Sales for 1998 reached $122,285,000, down $3,477,000 or 2.8 percent from 1997 sales of $125,762,000. For the year, foreign subsidiary sales increased 5.9 percent while domestic sales decreased 4.9 percent. For making comparisons between 1998 and 1997 it should be noted 1997's fiscal year contained 53 weeks or one week more than 1998's fiscal year period. In addition, lower 1998 foreign exchange rates as compared to 1997 rates used to convert operating results of the Company's Canadian subsidiary to U.S. dollars reduced comparable 1998 sales by $1,474,000. Excluding the effects of both these items, sales for fiscal 1998 remained virtually unchanged compared to 1997.

Net income for 1998 totaled $7,205,000, down $170,000 or 2.3 percent from $7,375,000 in 1997. After adjusting for the longer fiscal year period in 1997 and the unfavorable 1998 Canadian foreign exchange rates, 1998's comparable net income would reflect an improvement over 1997's net income of 2 percent.

Gross margin for 1998 expressed as a percentage of sales, decreased to 25.5 percent, down .7 of a percent from 26.2 percent in 1997. The 1998 decrease in margin reflected higher warranty costs, unfavorable sales mix and lower sales while fixed manufacturing cost rose as a percentage of overall sales. The Company anticipates that gross margin percentage will improve during 1999 as a result of lower warranty cost and productivity improvements.

Selling, general and administrative expenses expressed as a percentage of sales for 1998 were 16.6 percent, down .6 of a percent compared to 17.2 percent in 1997. 1998 spending totaled $20,298,000, down $1,394,000 compared to $21,692,000 in 1997. The 1998 decrease reflected cost reduction programs and lower selling and marketing expenses commensurate with 1998's lower level of sales volume.

Interest expense continued to decline in 1998 and interest income continued to increase as average invested cash continued to increase during 1998. During 1999, the Company anticipates its cash flow from operating activities will continue to be strong and that interest income will continue to increase as average invested cash balances rise.

The Company's effective tax rate for 1998 was 34.5 percent compared to 34.4 percent in 1997. The continued low effective tax rate is a result of tax benefits being generated by the Company's Foreign Sales Corporation and lower effective tax rates in Canada where taxable income increased significantly during 1998. During 1999, the Company anticipates that its tax rate will increase to approximately 36 percent as tax benefits decrease from the Company's Foreign Sales Corporation as a result of lower foreign sales, especially to Pacific rim countries.


1997 COMPARED TO 1996

Record 1997 sales of $125,762,000 were up $3,741,000 or 3.1 percent from prior year sales of $122,021,000. Foreign subsidiary sales increased 10.9 percent and domestic sales increased 1.3 percent in 1997.

Net income reached record highs during 1997 totaling $7,375,000, up 25 percent or $1,485,000 from $5,890,000 reported in the prior year as sales continued to grow and improve productivity. Increased sales volume, improved operating efficiencies, lower interest expense and lower effective income tax rates were all major contributing factors in improving 1997's net income performance over the prior year.

Gross margins for 1997 improved to 26.2 percent, up 1 percent from 25.2 percent in 1996. The improvement in gross margins was the result of continued improvement in operating efficiencies and a better sales mix of products with higher margins compared to the prior year.

Selling, general and administrative expenses as a percentage of sales for 1997 and 1996 were 17.2 and 16.7 percent, respectively. 1997 spending totaled 21,692,000, up $1,273,000 compared to $20,419,000 in 1996. 1997's increase reflected higher spending in the area of selling and marketing related expenses directed toward increasing sales in existing and new product markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS               Farr Company and Subsidiaries
(continued)


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


1996 COMPARED TO 1995

Record 1996 net sales of $122,021,000 were up $8,746,000 or 7.7 percent from prior year sales of $113,275,000. For the year, foreign subsidiary sales increased 9.6 percent and domestic sales increased 7.3 percent.

Record net income for 1996 totaled $5,890,000, up significantly from $3,124,000 in the prior year. Increased sales volume, improved operating efficiencies and lower interest expense were the primary reasons for the gain in 1996. Foreign consolidated subsidiaries totaled approximately 20 percent of consolidated net income, down from 21 percent in the prior year.

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

LIQUIDITY & CAPITAL RESOURCES
-----------------------------

FINANCIAL CONDITION

As of December 31, 1998, the Company's capital structure included $145,000 of current debt and $42,054,000 of stockholders' investment. Stockholders' equity increased 9.2 percent during 1998 growing to $42,054,000 from $38,507,000 at the end of 1997.

Farr Company's balance sheet continues to exhibit liquidity and financial strength. As of December 31, 1998, total assets were $59,901,000 down $927,000 from prior year end levels primarily as a result of decreases in short-term investments and accounts receivables.

During 1998, the Company's domestic operations were financed through a long-term credit facility. The Company's domestic long-term credit facility is an unsecured $10,000,000 revolving line of credit facility. As of December 31, 1998, no borrowings were outstanding and unused borrowing availability was $10,000,000.

The Company's foreign subsidiaries borrow under overdraft credit facilities. As of December 31, 1998, overdraft facilities amounted to $2,137,000 of which $145,000 was utilized. As of December 31, 1997, foreign overdraft facilities amounted to $2,280,000 of which $93,000 was utilized.


MARKET RISK

The Company's market risk is the potential loss arising from adverse changes in interest rates. The Company does not have any fixed long term debt obligations.

The Company invests its cash in money market funds and short term investment funds that carry maturities of less than 180 days. Over ninety percent of these investments have their interest rates adjusted weekly or monthly and consequently, the cost of these securities approximates market value.

Although the Company periodically evaluates derivative financial instruments, including forwards, swaps and purchased options, to manage foreign currency exchange rate exposures, the Company does not currently hold any derivatives for managing these risks or for trading purposes.


EURO INTRODUCTION

The Company does not expect the introduction of the EURO resulting from the European Monetary Union to have a significant impact on the competitive position or operations of the Company.


YEAR 2000

The Company's internal business systems are Year 2000 (Y2K) compliant as of December 31, 1998. Major customers and suppliers have advised the Company that their systems either are Year 2000 compliant or were anticipated to be compliant by December 31, 1998. The Company does not anticipate material or significant external risks or exposures associated with Year 2000 issues. Unanticipated Year 2000 related problems will be addressed by a Y2K Task Force Team within the Company. The Company's estimate for external cost including consultants and software applications used to make the Company's internal business systems Y2K compliant are not material to the Company's business, operations or financial condition. The Company did not track internal cost incurred for the Y2K project that are principally related to payroll costs for its information systems group.

MANAGEMENT'S DISCUSSION AND ANALYSIS               Farr Company and Subsidiaries
(continued)


CASH FLOW

During 1998, cash flows from operating activities decreased to $6,106,000 compared to $14,022,000 in 1997 and $10,299,000 in 1996. The decrease in 1998 was primarily the result of a decrease in working capital associated with decreased accounts payable and accrued liabilities. Cash flow from operations were used to support $2,985,000 of capital expenditures and treasury stock repurchases totaling $4,104,000.

Capital expenditures decreased to $2,985,000 from $4,508,000 in 1997. The decrease in capital spending was related to higher spending in 1997 related to warehouse expansion in Canada and remodeling of the Company's corporate offices.

The Company's cash flow generated from operating activities combined with current cash balances are anticipated to generate adequate cash flow to meet planned operating needs, provide for capital spending, complete the stock repurchase program covering 1,000,000 shares and meet current debt service requirements.

During 1997, the Company invested $250,000 as a 50 percent partner in a manufacturing joint-venture located in Malaysia. In 1998, it invested another $106,000 in the form of a long-term note to support working capital needs of the joint-venture. The joint-venture is anticipated to help the Company maintain competitive prices and support faster delivery of products in Malaysia and other Pacific Rim markets.

During the fourth quarter of 1997, the Company acquired Metalcraft Air Filtration, Inc. (MCF) through a merger. Farr issued 18,750 shares of its common stock for all of MCF's stock.

Inflation has not been a significant factor for the Company in a number of years. Cost increases for labor and material have been generally low, and any impact has been offset by productivity improvement and materials management. Safe Harbor for Forward-Looking Statements: Except for historical information contained herein, the statements in this annual report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements and the business prospects of Farr Company are subject to a number of risks and uncertainties which may cause the Company's actual results in the future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, product supply and demand, competition, government regulation or action, litigation, operations performance, Y2K exposures, the Company's ability to implement its business plans, access to capital, and environmental risks. These are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

SUMMARIZED QUARTERLY FINANCIAL DATA                Farr Company and Subsidiaries
(Unaudited)

(In thousands except per share data)*
                               1998                                   1997                                   1996
           -------------------------------------- -------------------------------------- -------------------------------------
                Net     Gross       Net      Per       Net     Gross       Net      Per       Net     Gross       Net      Per
Quarter       Sales    Margin    Income    Share     Sales    Margin    Income    Share     Sales    Margin    Income    Share
==============================================================================================================================
First      $ 31,989  $  8,206  $  1,918   $  .23  $ 30,341  $  7,891  $   1,700  $  .20  $ 31,079  $  7,154  $   1,178   $ .14
Second       30,434     7,900     1,876      .22    31,569     8,576      1,826     .22    31,356     8,072      1,499     .18
Third        31,011     7,897     1,784      .21    31,612     8,269      1,892     .23    29,951     7,533      1,595     .20
Fourth       28,851     7,122     1,627      .20    32,240     8,234      1,957     .23    29,635     7,986      1,618     .19
           -------------------------------------------------------------------------------------------------------------------
Year       $122,285  $ 31,125  $  7,205   $  .86  $125,762  $ 32,970  $   7,375  $  .88  $122,021  $ 30,745  $   5,890   $ .71
==============================================================================================================================

* Per share data has been restated for the 3-for-2 stock split declared in May 1998 and is presented on a diluted basis.






SUMMARY OF STOCK QUOTATIONS

                         1998                        1997                         1996
                 --------------------        -------------------         --------------------
Quarter            High         Low            High         Low            High        Low
=============================================================================================
First             $13.00      $ 9.00          $ 8.67      $ 7.28          $ 4.46      $ 3.33
Second             14.33       10.50           11.00        8.00            6.63        4.00
Third              13.00        9.00           12.67       10.33            6.67        5.21
Fourth             10.44        8.25           12.00        9.67            8.33        6.50
                 ----------------------------------------------------------------------------
Year              $14.33      $ 8.25          $12.67      $ 7.28          $ 8.33      $ 3.33
=============================================================================================


The above information was obtained from the National Association of Securities Dealers, Inc. (NASD) Monthly Statistical Report. The Company's stock is traded in the over-the-counter National Market System under the symbol FARC. Price per share has been restated for the 3 for 2 stock split declared in May 1998.

No cash dividends were declared on the Company's common stock in 1998, 1997 or 1996.

CORPORATE INFORMATION                              Farr Company and Subsidiaries

DIRECTORS
---------
FARR COMPANY

Robert Batinovich
     Chairman and Chief Executive Officer
     Glenborough Realty Trust Incorporated NYSE, GLB
     Management of Commercial Real Estate (2)

Richard P. Bermingham
     Chairman
     Bermingham Investment Company (1) (3)

Denis R. Brown, Jr.
     President and Chief Executive Officer
     Pinkerton, Inc.
     Security & Investigation Services (2)

A. Frederick Gerstell
     Vice Chairman, Director and Consultant
     Vulcan Materials Company (2)

John C. Johnston
     President and Chief Executive Officer
     Farr Company

John J. Kimes
     Chief Executive Officer and President
     Computerized Security Systems, Inc.
     Manufacturer of Electronic and
     Mechanical Lock Hardware and Systems (1) (3)

H. Jack Meany
     Chairman of the Board of Directors
     Farr Company (3)

John A. Sullivan
     Investment Advisor
     Relational Investors, LLL (1)

(1)  Audit Committee
(2)  Compensation Committee
(3)  Executive Committee


OFFICERS
--------

FARR COMPANY

H. Jack Meany
     Chairman of the Board of Directors

John C. Johnston
     President and Chief Executive Officer

Steve Pegg
     Senior Vice President, Chief Financial Officer, Treasurer and Secretary

Richard Larson
     Senior Vice President, Sales and Marketing

Myron G. Rasmussen
     Vice President, Corporate Technical Services

John Vissers
     Vice President, Controller, Assistant Treasurer and Assistant Secretary

Phil Whitaker
     Vice President, International Sales and Marketing


FARR FILTRATION, LTD. (UNITED KINGDOM)

Clive J. Jones
     Managing Director


FARR, INC. (CANADA)

Dominique Mignacco
     Vice President and General Manager

Corporate Offices                          Manufacturing Distributors

 2201 Park Place                            Genmech Engineering, Singapore
 El Segundo, California 90245
 310-727-6300
 Internet address: http://www.farrco.com
 Company's Internet home page offers
 access to a variety of information including
 Farr's products and services, worldwide
 operations, financial data, and stockholder-related information.

Subsidiaries and Joint Ventures            Registrar and Transfer Agent

 Farr, Inc., Montreal, Canada               Chemical Mellon Shareholder Services
 Farr Filtration, Ltd., Birmingham, England Los Angeles, California
 QF Filters, SDN BHD, Malaysia


Manufacturing and Distribution Facilities  Legal Counsel

 Jonesboro, Arkansas                        Gibson, Dunn & Crutcher LLP
 Corcoran, California                       Los Angeles, California
 Delano, California
 Crystal Lake, Illinois                    Auditors
 Holly Springs, Mississippi
 Conover, North Carolina                    Arthur Andersen LLP
 Washington, North Carolina                 Los Angeles, California
 Montreal, Canada
 Toronto, Canada
 Birmingham, England
 Singapore
 Paris, France
                                           Form 10-K

Manufacturing Licensees                     Stockholders of record as of March
                                            12, 1999 may obtain copies of the
 Anfilco Ltd., Curgaon, India               Company's Annual Report on Form 10-K
 Antung Trading Corp., Taipei, Taiwan       files with the Securities and
 Boart MSA (PTY) Ltd. South Africa          Exchange Commission by writing to:
 Casiba S. A., Buenos Aires, Argentina        Steve Pegg, 2201 Park Place,
 Clyde-Apac Ltd., Woodville, Australia        El Segundo, California  90245-4900
 Genmech Engineering, Singapore
 Industries Filvac S.A. de C.V., Mexico
 Nihon Spindle Mfg., Co., Ltd.
 Osaka, Japan
 QF Filters, SDN BHD, Malaysia (Joint Venture)
 Taymac Ltd., Christchurch, New Zealand
 Turbiparts, C.A., Caracas, Venezuela
 Vibran Engineering (M) SDN BHD,
 Petaling Jaya, Malaysia
 Wilectec Co., Ltd., Kwai Chung, N.T.,
 Hong Kong

                                      FARR

                               1998 Annual Report