Form 10-K, Exhibit 13
period 2000-01-01
FARR CO
filed 2000-03-27
CIK 34629


Financial Highlights

(In thousands, except per share items)                   1999                 1998               1997
=====================================================================================================
Net sales                                            $116,520             $122,285           $125,762
Income before income taxes                             11,175               10,993             11,240
Income tax provision                                    4,002                3,788              3,865
Net income                                              7,173                7,205              7,375
Diluted earnings per common share                         .93                  .86                .88
Current assets                                         41,808               39,090             41,007
Current liabilities                                    17,300               14,565             19,270
Working capital                                        24,508               24,525             21,737
Property, plant, and equipment, net                    16,838               18,027             17,619
Stockholders' investment                               41,278               42,054             38,507





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

Consolidated Balance Sheets                        Farr Company and Subsidiaries

December 31,                                                             1999               1998
================================================================================================
Assets
Current Assets:
  Cash and cash equivalents                                      $  3,678,000       $  6,083,000
  Restricted cash                                                   4,905,000               --
  Accounts receivable, less allowances of $467,000
    in 1999 and $370,000 in 1998                                   19,993,000         19,433,000
  Inventories
    Raw materials                                                   4,099,000          4,629,000
    Work in progress                                                3,890,000          3,413,000
    Finished goods                                                  3,221,000          2,774,000
                                                                 -------------------------------
                                                                   11,210,000         10,816,000
  Prepaid expenses                                                    580,000            688,000
  Income taxes receivable                                                --              849,000
  Deferred income tax benefit                                       1,442,000          1,221,000
                                                                 -------------------------------
    Total current assets                                           41,808,000         39,090,000
Property, plant and equipment at cost
  Land                                                              2,110,000          2,246,000
  Buildings and improvements                                       16,423,000         18,468,000
  Machinery and equipment                                          37,933,000         36,340,000
                                                                 -------------------------------
                                                                   56,466,000         57,054,000
                                                                 -------------------------------
Less accumulated depreciation and amortization                     39,628,000         39,027,000
                                                                 -------------------------------
                                                                   16,838,000         18,027,000
Investments and other                                               4,365,000          2,784,000
                                                                 -------------------------------
                                                                 $ 63,011,000       $ 59,901,000
                                                                 ===============================

Liabilities & Stockholders' Investment
Current Liabilities:
  Notes payable to banks                                       $         --         $    145,000
  Accounts payable                                                  5,796,000          6,061,000
  Accrued employee compensation and related taxes                   3,437,000          3,958,000
  Other current liabilities                                         6,117,000          3,114,000
  Income taxes payable and current deferred income taxes            1,950,000          1,287,000
                                                               ---------------------------------
    Total current liabilities                                      17,300,000         14,565,000
                                                               ---------------------------------
Deferred income taxes                                               1,094,000          1,773,000
Other noncurrent liabilities                                        3,339,000          1,509,000
Commitments and contingencies
Stockholders' investment
  Common stock, $.10 par value -
  Authorized - 20,000,000 shares
  Outstanding 8,888,902 shares at December 31, 1999
    and 8,874,468 shares at December 31, 1998                         889,000            887,000
  Additional paid-in capital                                       13,183,000         13,136,000
  Cumulative translation adjustments                               (1,958,000)        (2,405,000)
  Treasury stock at cost - 1,629,226 shares at December 31, 1999
    and 743,944 shares at December 31, 1998                       (13,773,000)        (5,295,000)
  Retained earnings                                                42,937,000         35,731,000
    Total stockholders' investment                                 41,278,000         42,054,000
                                                                 -------------------------------
                                                                 $ 63,011,000        $59,901,000
                                                                 ===============================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

Consolidated Statements of Income                  Farr Company and Subsidiaries

For the Years Ended December 31,                             1999             1998             1997
===================================================================================================
Net Sales                                           $ 116,520,000    $ 122,285,000    $ 125,762,000
Cost of Sales                                          86,193,000       91,160,000       92,792,000
                                                    -----------------------------------------------
Gross Margin                                           30,327,000       31,125,000       32,970,000
  Selling, general and administrative expenses         20,127,000       20,298,000       21,692,000
  Interest expense                                        100,000          103,000          197,000
  Interest income                                        (272,000)        (269,000)        (159,000)
  Gain on disposal of assets, net                      (1,246,000)            --               --
  Retirement benefit                                      443,000             --               --
                                                    -----------------------------------------------
Total Expenses                                         19,152,000       20,132,000       21,730,000
                                                    -----------------------------------------------
Income Before Income Taxes                             11,175,000       10,993,000       11,240,000
  Income Tax Provision                                  4,002,000        3,788,000        3,865,000
                                                    -----------------------------------------------
Net Income                                          $   7,173,000     $  7,205,000    $   7,375,000
                                                    ===============================================

Basic Earnings per Common Share                     $         .95     $        .87    $         .90
                                                    ===============================================
Diluted Earnings per Common Share                   $         .93     $        .86    $         .88
                                                    ===============================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.



Consolidated Statements of Stockholders' Investment


                                                                                        Cumulative
For the Years Ended December 31, 1999,         Common      Additional      Treasury    Translation   Retained       Comprehensive
  1998 and 1997                                 Stock   Paid-in Capital     Stock      Adjustments   Earnings           Income
=================================================================================================================================
Balance-- December 31, 1996                  $ 855,000   $ 12,126,000   $ (1,399,000)  $(1,206,000)  $ 20,834,000
  Net Income                                      --             --             --            --        7,375,000    $ 7,375,000
  Exercise of Stock Options                      7,000        250,000           --            --             --             --
  Cumulative Translation Adjustment               --             --             --        (543,000)          --         (543,000)
  Treasury Stock Sold - 18,750 shares             --             --          208,000          --             --             --
  Comprehensive Income - 1997                                                                                --      $ 6,832,000
                                             ------------------------------------------------------------------------------------
Balance-- December 31, 1997                    862,000     12,376,000     (1,191,000)   (1,749,000)    28,209,000
  Net Income                                      --             --             --            --        7,205,000      7,205,000
  Exercise of Stock Options                     25,000        772,000           --            --             --             --
  Stock Options Expired                           --          (12,000)          --            --             --             --
  Cumulative Translation Adjustment               --             --             --        (656,000)          --         (656,000)
  Treasury Stock Acquired - 386,110 shares        --             --       (4,104,000)         --             --             --
  Tax Benefit from Exercise of Stock Options      --             --             --            --          317,000           --
  Comprehensive Income - 1998                                                                                        $ 6,549,000
                                             ------------------------------------------------------------------------------------
Balance-- December 31, 1998                    887,000     13,136,000     (5,295,000)   (2,405,000)    35,731,000
  Net Income                                      --             --             --            --        7,173,000      7,173,000
  Exercise of Stock Options                      2,000         47,000           --            --             --             --
  Cumulative Translation Adjustment               --             --             --         447,000           --          447,000
  Treasury Stock Acquired - 885,282 shares        --             --       (8,478,000)         --             --             --
  Tax Benefit from Exercise of Stock Options      --             --             --            --           33,000           --
  Comprehensive Income - 1999                                                                                        $ 7,620,000
                                             ------------------------------------------------------------------------------------
Balance-- December 31, 1999                  $ 889,000   $ 13,183,000   $(13,773,000)  $(1,958,000)  $ 42,937,000
                                             ====================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.


Consolidated Statements of Cash Flows              Farr Company and Subsidiaries

For the Years Ended December 31,                            1999           1998           1997
==============================================================================================

Operating Activities:
  Net Income                                         $ 7,173,000    $ 7,205,000    $ 7,375,000
    Adjustments to reconcile net income
      to net cash provided by operating activities:
  Depreciation and amortization                        2,606,000      2,505,000      2,360,000
  Provision for loss on accounts receivable               57,000        171,000        206,000
  Benefit retirement trust                             1,830,000        669,000        635,000
  Equity in loss of affiliate                             59,000         35,000         30,000
  Deferred income tax provision                         (744,000)      (556,000)       402,000
  Exchange loss (gain)                                    65,000         34,000       (131,000)
  Net (gain) loss on sale/retirement of
    property, plant and equipment                     (1,256,000)        21,000         38,000
  Other                                                   25,000           --             --
  Change in assets and liabilities:
    Inventories                                         (268,000)      (228,000)     1,586,000
    Receivables and prepaid expenses                    (261,000)       690,000       (126,000)
    Accounts payable and accrued expenses               (538,000)    (4,837,000)     2,250,000
    Income taxes payable                                 983,000        397,000       (603,000)
                                                     -----------------------------------------
         Net cash provided by operating activities     9,731,000      6,106,000     14,022,000
                                                     -----------------------------------------
Investing Activities:
  Purchases of property, plant and equipment          (1,904,000)    (2,985,000)    (4,508,000)
  Redemption (purchases) of short term investments
    and restricted cash                               (4,905,000)     2,031,000     (2,031,000)
  Restricted proceeds from sale of building            4,846,000           --             --
  Net proceeds from sale of assets                        10,000           --             --
  Investment in joint venture                               --             --         (250,000)
  Prepaid pension costs                                     --             --         (586,000)
  Note receivable-affiliate                                 --         (106,000)          --
  Purchase of investments, benefit trust              (1,816,000)      (669,000)      (635,000)
  Other                                                  (60,000)          --             --
                                                     -----------------------------------------
         Net cash used in investing activities        (3,829,000)    (1,729,000)    (8,010,000)
                                                     -----------------------------------------
Financing Activities:
  Proceeds from revolving line of credit and
    long-term debt                                          --           50,000           --
  Principal payments on revolving line of credit
    and long-term debt                                  (145,000)          --       (3,114,000)
  Proceeds from sale of stock, stock option plans         49,000        797,000        257,000
  Treasury stock acquired                             (8,478,000)    (4,104,000)          --
  Other                                                  140,000         10,000         28,000
                                                     -----------------------------------------
         Net cash used in financing activities        (8,434,000)    (3,247,000)    (2,829,000)
                                                     -----------------------------------------
  Effect of Exchange Rate Changes on Cash                127,000       (156,000)       (71,000)
                                                     -----------------------------------------
    (Decrease) Increase in cash and cash equivalents  (2,405,000)       974,000      3,112,000
                                                     -----------------------------------------
Cash and Cash Equivalents at Beginning of Year         6,083,000      5,109,000      1,997,000
                                                     -----------------------------------------
Cash and Cash Equivalents at End of Year             $ 3,678,000    $ 6,083,000    $ 5,109,000
                                                     =========================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

Notes to Consolidated Financial Statements         Farr Company and Subsidiaries

1.  Significant Accounting Policies
          Farr Company, a Delaware corporation, and its wholly-owned subsidiaries (the "Company") has prepared its financial statements in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following are the Company's significant accounting policies:

  Basis of Presentation -- Farr Company is a multinational company engaged principally in the design, development, manufacture, sale and service of air and to a minor degree, liquid filters. The principal market for the Company's products and services are North American based commercial wholesale distributors, HVAC OEMs and contractors and transportation businesses. The accompanying consolidated financial statements include the accounts of Farr Company and its wholly-owned subsidiaries. A functional currency has been determined for each foreign entity of the Company, and the exchange gain or loss from translating the foreign currency statements to their U.S. dollar equivalents at the rates of exchange in effect at the end of each period is charged or credited to cumulative translation adjustments within stockholders' investment. Differences from converting nonfunctional to functional currencies and transaction gains and losses are included in income. During 1999, 1998 and 1997, $65,000 was charged to income, $34,000 was charged to income and $131,000 was credited to income, respectively.

  Accounting Period -- The Company's fiscal year ends on the Saturday closest to December 31. The fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998 comprise 52, 52 and 53 weeks, respectively. In the consolidated financial statements, all fiscal years are shown to begin as of January 1 and end as of December 31 for clarity of presentation.

  Cash and Cash Equivalents -- Cash includes currency on hand, demand deposits with financial institutions and investments with original, maturities of three months or less.

  Restricted Cash -- Cash is being held in a trust account pending completion of an IRS section 1031 like-property exchange. Upon completion of the exchange, anticipated net cash proceeds from the trust will be approximately $2,800,000. The exchange will be completed during the first quarter of 2000.

  Inventories -- Inventories include material, labor and factory overhead.
          Domestic inventories are stated at cost, determined by the last-in, first-out method. All other inventories are stated at the lower of cost, using the first-in, first-out method, or market.

  Property, Plant and Equipment -- The cost of property, plant and equipment is depreciated over the estimated useful lives of the respective assets using a straight-line method, based upon the following lives.

          Building and improvements      10 - 40 years
          Machinery and equipment         3 - 12 years

          During 1999, 1998 and 1997 depreciation expense was $2,523,000, $2,422,000 and $2,346,000, respectively. Maintenance and repairs are charged to expense as incurred and the cost of additions and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and the related accumulated depreciation accounts are relieved, and any resulting gains or losses from sales or retirements, are reflected in income.

  Investments and Other -- Investments and other include intangible assets that are amortized on a straight-line basis over five years; retirement assets held under a rabbi trust covering supplemental executive savings plan benefits for certain employees; the fair market value of an annuity policy to fund future retirement benefits for the Company's Chairman; and a 50 percent ownership interest in a Malaysian joint venture which is accounted for under the equity method.

  Product Engineering and Development -- Engineering and development costs aggregating $2,658,000, $2,530,000 and $2,129,000 in 1999, 1998 and
          1997, respectively, for new products or improvements of existing products, were expensed as incurred.

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

2.  Inventories

          Domestic inventories totaling $6,697,000 and $6,475,000 at December 31, 1999 and December 31, 1998, respectively, are stated at cost determined by the last-in, first-out method. If the first-in, first-out method of inventory valuation had been used, inventories would have been $6,869,000 and $6,751,000 higher than reported at December 31, 1999 and December 31, 1998, respectively.

          During 1997, domestic inventory quantities were reduced resulting in the deposition of last-in, first-out inventory quantities carried at cost prevailing in a prior year. Charging these lower costs to operations had no material effect on net income in 1997.

3.  Restructuring Costs

          The Company recorded a restructuring charge of $1,500,000 in the fourth quarter of 1992 related to anticipated costs associated with the closures of two manufacturing plants. The two United States plants located in Pryor, Oklahoma and Eatonton, Georgia were closed in 1993 as part of the Company's efforts to consolidate manufacturing operations and increase production efficiency, asset utilization and profitability. During the third quarter of 1999, the Company increased its restructuring reserve through the recognition of a $570,000 long-term obligation charge netted against the reported gain on disposal of assets to cover anticipated lease buy-out cost for the remaining net present value of all future lease payments through the lease expiration in October 2004 related to the Eatonton, Georgia facility. The remaining $714,000 balance of this restructuring charge is included as a component of accrued liabilities in the accompanying Consolidated Balance Sheet as of December 31, 1999. Primarily all of this reserve balance is associated with the Eatonton, Georgia facility covering estimated costs associated with a lease buy-out. In the event management is unable to negotiate an early termination of the lease by paying a lump sum equal to the discounted value of the future lease payments over the remaining term of the lease, the Company will likely need to increase the reserve to cover the future expenses associated with making actual lease payments and cover actual operating expenses for taxes, utilities, insurance and maintenance of the facility. Future expenses are estimated to be less than $300,000.

4.  Common Stock

          On April 3, 1989, the Company's Board of Directors declared a dividend distribution of one common share purchase right for each share of common stock outstanding on April 18, 1989. An exercisable right will, under certain conditions, entitle its holder to purchase from the Company one-half of one share of common stock at the exercise price, subject to adjustment, at a price of $40 per whole share, subject to adjustment. The exercise price as of December 31, 1999 is $14.22 per whole share of common stock. The rights will become exercisable ten days after any person acquires 20 percent or more of the Company's outstanding common stock, or announces an offer which would result in such person acquiring 30 percent or more of the Company's common stock. The rights will expire on April 3, 2009, and may be redeemed by the Company for $.01 per right at any time until ten business days after a person acquires 20 percent or more of the Company's common stock. Under certain circumstances after a person acquires 20 percent or more of the Company's common stock, or after a merger or other business combination involving the Company, an exercisable right will entitle its holder to purchase shares of common stock (or shares of an acquiring company) having a market value of twice the exercise price of one right.

          In 1997, the Company issued 18,750 treasury shares to acquire Metalcraft Air Filtration, Inc. As of December 31, 1999 and December 31,1998 the Company held in treasury 1,629,226 and 743,944 shares of its common stock at a cost of $13,773,000 and $5,295,000, respectively. Per share amounts and shares outstanding in the prior periods have been restated to reflect the 3-for-2 stock splits paid in the form of stock dividends (see note 5).

          On May 4, 1999 the Company shareholders ratified an amendment to its Restated Certificate of Incorporation increasing the total number of authorized shares of common stock from 10,000,000 to 20,000,000.

5.   Dividend and Stock Split

          On April 29, 1998 and February 18, 1997, the Company's Board of Directors declared dividends that were paid in the form of 3-for-2 stock splits on May 29, 1998 and March 28, 1997, respectively.

                                                   Farr Company and Subsidiaries
Notes to Consolidated Financial Statements (continued)

6.   Notes Payable and Long-term Debt

          The Company's foreign subsidiaries utilize overdraft facilities that aggregate to approximately $2,203,000 none of which was utilized as of December 31, 1999. As of December 31, 1998, total foreign overdraft facilities aggregated approximately $2,137,000 of which $145,000 was utilized. The weighted average interest rate was 6.8% in 1999 and 8.6% in 1998.

          The Company utilizes a $10,000,000 revolving credit facility for its domestic needs. As of December 31, 1999, the Company had no borrowings outstanding under this facility. This facility will expire on June 1, 2001 when the then outstanding loan balance, if any, will be due. Interest is payable on the loan at a floating rate equal to the Prime rate or the bank's Offshore rate plus 1.75 percent. As of 1999 and 1998 year end, no long term debt was outstanding.

          At December 31, 1999, no real, personal and intangible property was pledged as security for long-term debt commitments.

          Under the Company's domestic credit agreement, the Company is required to maintain certain financial covenants.

          Interest paid on outstanding debt and obligations were $101,000, $118,000 and $210,000 in 1999, 1998, and 1997, respectively.

          No future principal payments are scheduled as no long-term debt was outstanding as of December 31, 1999.

7.  Income Taxes

          The provision for income taxes is summarized as follows:


For the Years Ended December 31,                  1999              1998              1997
==========================================================================================
Current --                 Federal         $ 2,772,000       $ 2,625,000       $ 2,441,000
                           State               709,000           408,000           231,000
                           Foreign           1,265,000         1,311,000           791,000
                                           -----------------------------------------------
                                             4,746,000         4,344,000           463,000
                                           -----------------------------------------------
Deferred --                Federal            (516,000)         (380,000)          429,000
                           State              (144,000)         (124,000)           16,000
                           Foreign             (84,000)          (52,000)          (43,000)
                                           -----------------------------------------------
                                              (744,000)         (556,000)          402,000
                                           -----------------------------------------------
                                           $ 4,002,000       $ 3,788,000       $ 3,865,000
                                           ===============================================


          The following is a reconciliation of income taxes at the federal statutory rate with income taxes recorded by the Company:

For the Years Ended December 31,                               1999              1998              1997
=======================================================================================================
Computed income taxes at statutory rate                 $ 3,800,000       $ 3,738,000       $ 3,618,000
State income taxes, net of federal income tax benefit       277,000           258,000           163,000
Taxes on foreign subsidiaries' net income in excess
  of (less than) income taxes at statutory rates             63,000            24,000           (61,000)
Other items, net                                           (138,000)         (232,000)          145,000
                                                        -----------------------------------------------
Provision for income taxes                              $ 4,002,000       $ 3,788,000       $ 3,865,000
                                                        ===============================================



          Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities were as follows:

                                                                             1999 Deferred
For the Years Ended December 31,                1999              1998       tax provision
======================================================================       =============
Deferred tax assets:
  Compensation and retirement plans      $ 1,272,000       $ 1,138,000       $  (134,000)
  Inventories                                721,000           493,000          (228,000)
  Plant restructuring                        243,000           140,000          (103,000)
  Other                                      153,000           161,000             8,000
                                         -----------------------------
Total gross deferred tax assets            2,389,000         1,932,000
                                         -----------------------------

Deferred tax liabilities:
  Plant assets                              (547,000)         (355,000)           192,000
  DISC commission accrual                 (1,188,000)       (1,386,000)          (198,000)
  Acquisition reserves                      (329,000)         (610,000)          (281,000)
                                         -----------------------------
Total gross deferred tax liabilities      (2,064,000)       (2,351,000)
                                         -----------------------------       ------------
Net deferred tax liability               $   325,000       $  (419,000)      $   (744,000)
                                         =============================       ============



          Included in income taxes payable and current deferred income taxes at December 31, 1999 and December 31, 1998, were $170,000 and $ 369,000, respectively, of foreign deferred income taxes.

                                                   Farr Company and Subsidiaries
Notes to Consolidated Financial Statements (continued)


          The consolidated income before income tax, by domestic and foreign sources is as follows:

For the Years Ended December 31,                1999               1998               1997
==========================================================================================
Domestic                                $  7,887,000       $  7,362,000       $  8,859,000
Foreign                                    3,288,000          3,631,000          2,381,000
                                        --------------------------------------------------
                                        $ 11,175,000       $ 10,993,000       $ 11,240,000
                                        ==================================================

          Income taxes paid, net, were $3,859,000, $3,683,000 and $3,806,000 in
          1999, 1998 and 1997, respectively.


8.  Employee Benefit Plans

          The Company sponsors defined contribution retirement plans that provide employees with an opportunity to accumulate funds for their retirement. Company and discretionary employee contributions who meet eligibility requirements are based on formulas as specified in the respective plan agreements. Company contributions, which aggregated $1,042,000, $1,093,000 and $1,295,000 in 1999, 1998 and 1997,
          respectively, were charged to expense in accordance with plan formulas. The assets of these plans included 14,746 shares and 18,237 shares of the Company's common stock as of December 31, 1999 and 1998, respectively.

          Under one of the Company's domestic defined contribution plans, covering key employees, Company contributions and employee compensation deferrals are made to a Company trust under provisions of the non qualified plan. The deferred compensation, contributions and earnings from the trust are included in the Company's Consolidated Balance Sheets both as a noncurrent asset and a noncurrent liability. The total plan noncurrent assets and noncurrent liabilities as of December 31, 1999 and 1998 were $2,290,000 and $1,490,000, respectively.

          Pension costs for the Company's two foreign defined benefit plans, covering eligible employees in foreign operations, are determined by independent actuarial valuations. The following table sets forth the change in benefit obligation, the change in plan assets, the funded status, the assumptions used in the accounting for the plans on an average weighted basis and the components of net periodic benefit cost for the years ended December 31, 1999 and 1998.

For the Years Ended December 31,                             1999              1998
===================================================================================
Change in benefit obligation
  Benefit obligation at beginning of year             $ 6,547,000       $ 5,726,000
  Foreign currency exchange rate changes                  (53,000)          (44,000)
  Service cost                                            430,000           352,000
  Interest cost                                           491,000           428,000
  Net actuarial (gain) / loss                            (273,000)          274,000
  Benefits paid                                          (221,000)         (189,000)
                                                      -----------------------------
  Benefit obligation at end of year                     6,921,000         6,547,000
                                                      -----------------------------

Change in plan assets
  Fair value of plan assets at beginning of year        7,466,000         6,813,000
  Foreign currency exchange rate changes                  (77,000)          (30,000)
  Actual return on plan assets                          1,219,000           642,000
  Employer contribution                                   160,000           143,000
  Plan participants' contributions                         91,000            87,000
  Benefits paid                                          (231,000)         (189,000)
                                                      -----------------------------
  Fair value of plan assets at end of year              8,628,000         7,466,000
                                                      -----------------------------

  Funded status                                         1,708,000           919,000
  Unrecognized net actuarial gain                      (1,166,000)         (294,000)
  Unrecognized prior service cost                         151,000            54,000
                                                      -----------------------------
  Prepaid benefit cost                                $   693,000       $   679,000
                                                      =============================


For the Years Ended December 31,                 1999            1998            1997
=====================================================================================
Weighted average assumptions
   Discount rate                                 7.7%            7.7%            7.7%
   Expected return on plan assets                9.5%            9.5%            9.4%
   Rate of compensation increase                 5.5%            6.0%            6.0%

Components of net periodic benefit cost
  Service cost                              $ 430,000       $ 352,000       $ 294,000
  Interest cost                               491,000         428,000         389,000
  Expected return on plan assets             (699,000)       (663,000)       (572,000)
  Amortization of prior service cost          (12,000)        (13,000)        (12,000)
  Recognized net actuarial gain              (202,000)         (3,000)         (1,000)
                                            -----------------------------------------
  Net periodic benefit cost                 $   8,000       $ 101,000       $  98,000
                                            =========================================

          The Company provides no post-retirement health care and life insurance benefits or other post-employment benefits to its employees.

9.   Stock Options

          Under the 1983 and 1993 stock option plans, the Company may grant non-qualified and incentive stock options to officers and employees. Options are contingent upon continued employment, and become exercisable from at least one year after date of grant at such times and installments as the Compensation Committee of the Board shall provide. All options outstanding at December 31, 1999 had an exercise price equal to 100 percent of the fair market value on the date the option was granted except for 99,000 shares that were granted in 1995. The exercise price per share of the 99,000 shares is $2.22 per share and the fair value is $4.08 per share. Compensation expense recorded under the plan was $17,000 in 1998 and $27,000 in 1997. Options expire ten years from the date of grant, subject to earlier expiration under the terms of the plan. The 1983 plan covered a total of 703,125 shares of the Company's common stock of which at December 31, 1999, 30,262 shares were subject to presently outstanding options. During 1999, the 1993 stock plan was amended to increase the aggregate number of shares of common stock reserved for issuance under the plan from 787,500 shares to 1,100,000 shares, of which 559,500 shares were subject to outstanding options as of December 31,1999.

          As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), effective for 1996, the Company continues to account for stock compensation costs in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Had compensation cost for the Company's stock plans been determined in accordance with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

            For the Years Ended December 31,      1999            1998            1997
            ==========================================================================
            Net Income     As Reported     $ 7,173,000     $ 7,205,000     $ 7,375,000
                           Pro Forma       $ 6,051,000     $ 6,896,000     $ 7,237,000

            Diluted EPS    As Reported     $       .93     $       .86     $       .88
                           Pro Forma       $       .79     $       .82     $       .86


          Because the SFAS No. 123 method of accounting has not been applied to options granted prior to December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997: risk-free interest rate of 5.21 percent for options granted in 1999,
          5.67 percent for options granted in 1998 and 6.26 percent for options granted in 1997; expected dividend yields of 0 percent, expected volatility of 43 percent, expected life of 7 years for 1999 options, expected dividend yields of 0 percent, expected volatility of 42 percent, expected life of 7 years for 1998 options and expected dividend yields of 0 percent and expected volatility of 45 percent, expected life of 7 years for 1997 options.

                                                   Farr Company and Subsidiaries
Notes to Consolidated Financial Statements (continued)

          Activity under the 1983 and 1993 plans is summarized as follows:

                                     1999                           1998                           1997
                        ============================   ============================   ============================
                                       Weighted                       Weighted                       Weighted
                          Shares   Avg. Option Price     Shares   Avg. Option Price     Shares   Avg. Option Price
                          ------   -----------------     ------   -----------------     ------   -----------------
Options outstanding
  beginning of year      316,417       $ 6.09           498,280       $ 3.79           500,875       $ 3.09
Granted                  289,000         9.50            68,000        12.16            70,500         8.68
Exercised                (12,373)        4.00          (223,890)        3.16           (68,200)        3.78
Cancelled                 (3,282)        7.57           (25,973)        3.14            (4,895)        3.18
                        --------       ------          --------       ------           -------       ------
Options outstanding
  end of year            589,762       $ 7.80           316,417       $ 6.09           498,280       $ 3.79
                        ========       ======          ========       ======          ========       ======

End of year
  shares exercisable     466,855       $ 7.12            92,038       $ 4.57           244,678       $ 3.41
                        ========       ======          ========       ======          ========       ======

================================================================================

          The following table summarizes information about fixed stock options outstanding as of December 31, 1999:


                           Options Outstanding                                    Options Exercisable
    =================================================================       =============================
                         Number       Weighted-Avg.                           Number
       Range of       Outstanding       Remaining       Weighted-Avg.       Exercisable     Weighted-Avg.
    Exercise Prices    at Dec. 31   Contractual Life   Exercise Price       at Dec. 31     Exercise Price
    ---------------    ----------   ----------------   --------------       ----------     --------------

    $ 4.00 - $ 5.00      30,262          1.0  Years       $ 4.47               30,262          $ 4.47
      2.22 -   4.11     140,625          5.1                2.47              139,218            2.45
      8.00 -  12.75     418,875          8.7                9.83              297,375            9.58
    ---------------     -------          ---              ------              -------          ------
    $ 2.22 - $12.75     589,762          7.4              $ 7.80              466,855          $ 7.12
    ===============     =======          ===              ======              =======          ======


================================================================================


          On January 22, 1991, the Company's Board of Directors adopted and approved the 1991 Stock Option Plan for Non-Employee Directors. Under the 1991 Stock Option Plan, the Company is authorized to issue up to 225,000 shares of common stock to the Company's non-employee directors of which 148,500 shares are subject to presently outstanding options. Activity for fiscal years 1999, 1998 and 1997 under the 1991 Plan is summarized as follows:


                                              1999                           1998                           1997
                                 ===========================    ===========================    ===========================
                                               Weighted                       Weighted                       Weighted
                                  Shares   Avg. Option Price     Shares   Avg. Option Price     Shares   Avg. Option Price
                                  ------   -----------------     ------   -----------------     ------   -----------------
Options outstanding
  beginning of year              121,500        $ 6.05          112,500        $ 4.51           85,500        $ 3.51
Granted                           27,000          9.50           31,500         11.29           27,000          7.67
Exercised                           --             --           (18,000)         4.31             --             --
Cancelled                           --             --            (4,500)        12.75             --             --
Options outstanding
  end of year                    148,500        $ 6.68          121,500        $ 6.05          112,500        $ 4.51
                                 -------        ------          -------        ------          -------        ------

End of year shares exercisable   121,500        $ 6.05           94,500        $ 4.54           85,500        $ 3.51
                                 =======        ======          =======        ======          =======        ======

          The following table summarizes information about non-employee director fixed stock options outstanding as of December 31, 1999:

                     Options Outstanding                                           Options Exercisable
   -------------------------------------------------------------------       -----------------------------
                        Number        Weighted-Avg.                            Number
      Range of       Outstanding       Remaining         Weighted-Avg.       Exercisable     Weighted-Avg.
   Exercise Prices    at Dec. 31    Contractual Life    Exercise Price        at Dec. 31    Exercise Price
   ---------------   -----------    ----------------    --------------       -----------    --------------
   $ 2.22 - $ 4.11      27,000          2.3 Years           $ 3.46              27,000           $ 3.46
     2.39 -   4.06      27,000          4.9                   3.04              27,000             3.04
     4.11 -   7.67      40,500          6.8                   6.27              40,500             6.27
     9.50 -  13.00      54,000          8.7                  10.42              27,000            11.33
   ---------------     -------          ---                 ------             -------           ------
   $ 2.22 - $13.00     148,500          6.3                 $ 6.68             121,500           $ 6.05
   ===============     =======          ===                 ======             =======           ======

--------------------------------------------------------------------------------

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

          Income, average weighted shares outstanding and earnings per share data are as follows:


For the Years Ended December 31,                          1999              1998              1997
==================================================================================================
Net Income                                         $ 7,173,000       $ 7,205,000       $ 7,375,000
                                                   ===============================================

Basic Earnings per Share

     Weighted average number of common
       shares outstanding                            7,530,470          8,273,609         8,223,810
                                                   ================================================

     Basic per Share Amount                        $       .95        $       .87      $        .90
                                                   ================================================

Diluted Earnings per Share

     Weighted average number of common
       shares outstanding                            7,530,470          8,273,609         8,223,810
     Diluted effect of stock options                   170,175            108,146           159,414
                                                   ------------------------------------------------
     Diluted, weighted average number of
        common shares outstanding                    7,700,645          8,381,755         8,383,224
                                                   ================================================

     Diluted per Share Amount                      $       .93         $      .86      $        .88
                                                   ================================================

          Options to purchase 52,981 shares of common stock above $9.35 per share were outstanding at the end of 1999 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

          As a result of the 3-for-2 stock splits that were distributed on May 29, 1998 and March 28, 1997, per share amounts for 1997 has been restated to reflect the weighted average number of shares of common stock outstanding increased by shares issued for the stock split.

                                                   Farr Company and Subsidiaries
Notes to Consolidated Financial Statements (continued)

11.   Commitments and Contingencies

          The Company leases certain facilities and equipment under agreements, the majority of which expire at various dates through 2004. The majority of the Company's leases provide for the payment of real estate taxes and insurance. Net rental expense was $1,534,000 for the year ended December 31, 1999, $1,337,000 for the year ended December 31, 1998 and $1,227,000 for the year ended December 31, 1997. As of December 31, 1999, approximate minimum rental commitments under noncancelable leases which have not been capitalized were as follows:

                     Year Ending               Amount
                   ======================================
                     2000                  $    917,000
                     2001                       699,000
                     2002                       505,000
                     2003                       291,000
                     2004                       155,000
                     Thereafter                    --
                                            -----------
                     Total                  $ 2,567,000
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

          The Company is engaged in one line of business - filtration. The Company's basic business is manufacturing filters for the control of particulate and vapor contaminants in air and liquids. Information about the Company's operations in different geographic areas for the current year ended December 31, 1999 and the prior years ended December 31, 1998 and December 31, 1997 are presented based upon shipments from the scheduled countries as follows:

(In thousands)                   Net Sales to Unaffiliated Customers                Long-Lived Assets
------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,      1999         1998         1997          1999         1998         1997
                                  ----------------------------------      ----------------------------------
United States                     $ 91,414     $ 96,426     $101,352      $ 17,426     $ 16,973     $ 16,348
Canada                              15,544       14,723       13,162         1,813        1,764        1,961
Europe                               9,562       11,136       11,248         1,964        2,046        2,095
                                  ----------------------------------      ----------------------------------
     Total Segments                116,520      122,285      125,762        21,203       20,783       20,404
Adjustments & Eliminations            --           --           --            --             28         (583)
                                  ----------------------------------      ----------------------------------
 Consolidated Totals              $116,520     $122,285     $125,762      $ 21,203     $ 20,811     $ 19,821
                                  ==================================      ==================================



          Long-lived assets are those of the Company that are identified with the operations in each geographic area.

13.  Business Combinations and Investments in Partnership

          In November 1997, the Company completed its acquisition of Metalcraft Air Filtration, Inc. (MCF), a small, high quality specialty filtration manufacturer of enclosed filter housings and bags used for filtering and then containing hazardous waste dust from certain biological, chemical, nuclear and medical facilities having special air handling and filtration system requirements. MCF is located in Washington, North Carolina. The Company issued 18,750 shares of its common stock in exchange for all the shares of MCF. The transaction was accounted for under the purchase method of accounting and the operating results of this business have been included in the consolidated financial statements since the date of acquisition. The purchase price exceeded the fair value of the tangible net assets acquired by approximately $412,000.

          In June 1997, the Company entered into a joint venture partnership with Quest Technology Sdn. Bhd., a Malaysian manufacturer and distributor of air filtration products and a licensee of certain Farr products. Under the agreement, the Company has a 50 percent ownership interest in the operations of QF Filter Sdn. Bhd., a manufacturing operation located in Malaysia and only has a limited ability to control partnership's activities. Accordingly, this investment is accounted for using the equity method of accounting. The Company's equity in QF Filter Sdn. Bhd.'s loss was $59,000 and $35,000 in 1999 and 1998, respectively.

14.  Gain on Disposal of Assets

          During the second half of 1999, the Company reported a net gain of $ 1,246,000 related to the disposal of assets. The net gain is comprised of two components, one a $1,816,000 gain from the sale of surplus real estate located in El Segundo, California and a $570,000 charge related to anticipated lease-buy out cost for the Company's leased Eatonton, Georgia facility.

          The Company received approximately $5,000,000 in cash from the sale of surplus real estate and intends to use a portion of the proceeds from the sale for the purchase of a new facility. The new facility is intended to be used primarily for manufacturing. The purchase of this facility is anticipated to be completed during the first quarter of 2000 and is intended to be accounted for under IRA section 1031 like-property exchange rule.

15.  Retirement Benefit

          In September 1999, the Company entered into a five-year employment and retirement agreement with its Chairman of the Board of Directors. Under terms of the agreement, the Company purchased an annuity at a cost of $998,000 to fund the Chairman's retirement benefits that will be paid monthly over a ten year period commencing October 1, 2004. The Company had previously accrued $555,000 for estimated retirement benefits and recorded an additional $443,000 retirement benefit provision during the third quarter of 1999 to cover the total funding cost of the retirement benefit. The market value of the annuity that will be used to fund this benefit is included as a noncurrent asset under Investments and other and the liability for this benefit is included in Other noncurrent liabilities. As of December 31, 1999, the noncurrent asset and liability was $1,016,000.


          Report of Independent Public Accountants

          To the Board of Directors and Stockholders of Farr Company:

          We have audited the accompanying consolidated balance sheets of Farr Company (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farr Company and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


          Arthur Andersen LLP

          Los Angeles, California
          January 28, 2000

                                                   Farr Company and Subsidiaries
Selected Financial Data


Years Ended December 31 (In thousands except share and per share data)
                                              1999           1998           1997           1996          1995
=============================================================================================================
Net Sales                               $  116,520     $  122,285     $  125,762     $  122,021     $  113,275
Net Income (Notes D, E & G)                  7,173          7,205          7,375          5,890          3,124
Income per diluted share (Note E)              .93            .86            .88            .71            .38
Total Assets                                63,011         59,901         60,828         53,687         55,570
Long-term Debt, net of current
  portion (Notes A, B, C & F)                 --             --             --            2,068          9,412
Cash Dividends per share                      --             --             --             --             --
Weighted diluted average number
  of shares (Notes E & H)                7,700,645      8,381,755      8,383,224      8,264,911      8,330,095
Capital expenditures                         1,904          2,985          4,508          1,465          1,163
Net property, plant and equipment           16,838         18,027         17,619         15,611         16,406
Working Capital (Notes A & B)               24,508         24,525         21,737         19,806         20,183



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

Note D. In 1995, pretax income included a provision of $540,000 for the estimated cost of closing and reorganizing U.S. manufacturing facilities.

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

Note G. During the second half of 1999, the Company reported a net gain of $1,246,000 related to the disposal of assets. The net gain is comprised of two components, one a $1,816,000 gain from the sale of surplus real estate located in El Segundo, California and two, a $570,000 charge related to anticipated lease-buy out cost for the Company's leased Eatonton, Georgia facility.

Note H. During 1999, the Company repurchased 885,282 shares of its common stock at a cost of $8,478,000. As of December 31, 1999, the Company held in treasury 1,629,226 shares of common stock at a cost of $13,773,000.

                                                   Farr Company and Subsidiaries
Management's Discussion and Analysis

RESULTS OF OPERATIONS

     1999 Compared to 1998

     Sales for 1999 were $116,520,000, down $5,765,000 or 4.7 percent from 1998 sales of $122,285,000. During the year domestic sales decreased 5.2 percent while foreign subsidiary sales declined 2.9 percent. The decline in overall sales reflected lower custom OEM, railroad, and gas turbine sales that offset sales growth of engine and air pollution control products. Sales of the Company's foreign subsidiaries were unfavorably impacted by less than one percent due to changes in foreign exchange rates between 1999 and 1998 used to convert foreign currencies into US dollars.

     Net income for 1999 was $7,173,000, down $32,000 from $7,205,000 in 1998.
     Excluding net nonrecurring income of approximately $500,000, net income for 1999 amounted to $6,673,000, down $532,000 from last year's net income. Net nonrecurring income includes $500,000 from the sale of surplus real estate in El Segundo, California, partially offset by a charge related to long term lease obligations and a retirement benefit expense related to an employment agreement with the Company's Chairman of the Board. Excluding domestic nonrecurring net income of $500,000, domestic 1999 net income increased 1 percent and foreign net income decreased 22 percent compared to the prior year. Domestic income increased marginally despite lower sales, due to stronger margins related to favorable sales mix, lower warranty costs and lower indirect cost of sales expenses. Foreign income declined due to lower margins associated with sales mix, foreign exchange losses, and increased manufacturing overhead related expenses.

     Gross margins for 1999 expressed as a percentage of sales, increased to 26 percent, up .5 of a percent from 25.5 percent in 1998. The 1999 increase in margins reflected favorable domestic sales mix and lower warranty cost. Based on anticipating a rebound in sales for 2000, the Company anticipates that its gross margin percentage will improve during 2000 as fixed manufacturing costs decline as an overall percentage of sales.

     Selling, general and administrative expenses expressed as a percentage of sales for 1999 were 17.3 percent up .7 of a percent compared to 16.6 percent in 1998. Expenses in 1999 totaled $20,127,000, down $171,000 compared to $20,298,000 in 1998. Although selling, general and administrative expenses remained virtually unchanged from prior year levels, sales and marketing expenses were increased to implement strategic programs design to improve the strength and effectiveness of the Company's domestic and foreign efforts to reinvigorate sales growth in 2000.

     Interest expense and interest income remained at approximately the same levels as last year. Stock repurchases of $8,478,000 during 1999 kept average surplus cash levels at or near 1998 levels keeping interest income for 1999 and 1998 roughly the same. During 2000, the Company anticipates cash flow from operating activities to continue to be strong benefiting either interest income and or other strategic investment programs.

     The Company's effective tax rate for 1999 was 35.8 percent compared to 34.5 percent in 1998. The slight increase in the effective tax rate reflected lower tax benefits being derived from the Company's Foreign Sales Corporation (FSC) as a result of lower foreign sales volume. In addition, the Company assessed the level of risk in relation to open and to closed tax return years. As a result, the Company was able to readjust the level of its reserves during 1999, which resulted in lowering its tax rate for the year. During 2000, the Company anticipates a slight increase in its effective tax rate to approximately 37 percent as tax benefits being derived from its FSC remain below prior year levels.



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

LIQUIDITY & CAPITAL RESOURCES

Financial Condition

     As of December 31, 1999, the Company's capital structure included no bank debt and $41,278,000 of stockholders' investment. Stockholders' equity decreased 1.8 percent during 1999 declining to $41,278,000 from $42,054,000 at the end of 1998. The decline in equity was attributable to $8,478,000 in stock repurchases during 1999.

     During 1999, the Company's beginning income tax receivable of $849,000 was received with the filing of the tax returns. In addition, the increase in income taxes payable during 1999 is primarily related to the timing differences between reporting the gain for financial statement purposes versus income tax purposes from the section 1031 property exchange.

     The 1999 increase in other current liabilities of $3,003,000 is primarily related to a deferred gain associated with the section 1031 property exchange transaction. The deferred gain amount of approximately $2,500,000 is included in other current liabilities and will be reclassified out of other current liabilities into property in the first quarter of 2000, following the close of escrow on the replacement property portion of the section 1031 exchange transaction.

     In September 1999, the Company entered into a five-year employment and retirement agreement with its Chairman of the Board of Directors. Under terms of the agreement, the Company purchased an annuity at a cost of $998,000 to fund the Chairman's retirement benefits that will be paid monthly over a ten year period commencing October 1, 2004. The Company had previously accrued $555,000 for estimated retirement benefits and recorded an additional $443,000 retirement benefit provision during the third quarter of 1999 to cover the total funding cost of the retirement benefit. The market value of the annuity that will be used to fund this benefit is included as a noncurrent asset under Investments and other and the liability for this benefit is included in Other noncurrent liabilities. As of December 31, 1999, the noncurrent asset and liability were both $1,016,000

     During 1999, the Company's domestic operations were financed through an unsecured $10,000,000 long-term credit facility. As of December 31, 1999, no borrowings were outstanding and unused borrowing availability was $10,000,000.

     The Company's foreign subsidiaries borrow under overdraft credit facilities. As of December 31, 1999, overdraft facilities amount to $2,173,000 of which no borrowings were outstanding. As of December 31, 1998, foreign overdraft facilities amounted to $2,137,000 of which $145,000 was utilized.

Cash Flow

     During 1999, cash flows from operating activities increased to $9,696,000 compared to $6,106,000 in 1998 and $14,022,000 in 1997. The 1999 increase was primarily related to an increase in the level of deferred benefit retirement expenses that are being funded through investing activities. Cash flow from operations were used to support $1,904,000 of capital expenditures and treasury stock purchases of $8,478,000.

     As of January 1, 2000 restricted cash included $4,905,000 held in trust received from the sale of surplus real estate. This cash is being held in a trust account pending completion of an IRS section 1031 like-property exchange. Upon completion of the exchange, anticipated net cash proceeds from the trust will be approximately $2,800,000. The exchange transaction was completed during the first quarter of 2000.

     Capital expenditures decreased in 1999 to $1,904,000 from $2,985,000 in 1998. The decrease in capital spending reflected higher spending in 1998 related to a new sales office facility in Memphis, Tennessee.

     Capital spending in 2000 is anticipated to increase over 1999 levels based on increasing investment in manufacturing equipment and tooling.

     The Company's cash flow generated from operating activities combined with current cash balances are anticipated to generate adequate cash flow to meet planned operating needs, provide for capital spending and provide for stock repurchase program activity in 2000, if any.

                                                   Farr Company and Subsidiaries
Management's Discussion and Analysis (continued)

Share Repurchase Plan

     In February 1999 and May 1999, the Board of Directors authorized 500,000 and 1,000,000 shares, respectively, of its common stock to be repurchased. Including 500,000 shares authorized for repurchase in July, 1999, the total authorized number of shares authorized for repurchase in 1998 and 1999 totaled 2,000,000 shares of common stock. At December 31, 1999, the Company had approximately 755,000 remaining shares available for repurchase under the repurchase authorizations. Management and the Board of Directors believe the share repurchase program is an excellent means of returning shareholder value to shareholders.

     In 1999, the company repurchased 885,000 shares for $8,478,000, at an average price of $9.58 per share. The Company repurchased 386,000 shares for $4,104,000 in 1998.

Market Risk

     The Company's market risk includes the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

     The Company invests its cash in money market funds and short-term investment funds that carry maturities of less than 180 days. Over ninety percent of these investments have their interest rates adjusted weekly or monthly and consequently, the cost of these securities approximates market value.

     Although the company periodically evaluates derivative and financial instruments, including forwards, swaps and purchased options, to manage foreign currency exchange rate exposures, the company does not currently hold any derivatives for managing these risks or for trading purposes.

YEAR 2000

     The Company's internal business systems are Year 2000 (Y2K) compliant as of December 31, 1999. Major customers and suppliers have advised the Company that their systems either are Year 2000 compliant or were anticipated to be compliant by December 31, 1999. The Company does not anticipate material or significant external risks or exposures associated with Year 2000 issues. Unanticipated Year 2000 related problems will be addressed by a Y2K Task Force Team within the Company. The Company's estimate for external cost including consultants and software applications used to make the Company's internal business systems Y2K compliant are not material to the Company's business, operations or financial condition. The Company did not track internal cost incurred for the Y2K project that was principally related to payroll costs for its information systems group. Through March 1, 2000, the Company is not aware of any significant business interruption as a result of a Year 2000 issue. In addition, no significant additional costs or remediation activities are expected with respect to Year 2000 issues. However, the Year 2000 problem is complex as virtually every computer operation may be affected in some way. Consequently, no assurance can be given that Year 2000 compliance can be fully achieved without additional costs that might have a material adverse effect on the Company's financial condition or consolidated results of operations.

                                                   Farr Company and Subsidiaries
SUMMARIZED QUARTERLY FINANCIAL DATA (Unaudited)

(In thousands except per share data)*
                                             1999                                     1998
        ---------------------------------------------   --------------------------------------------
           Net      Gross    Income     Net     Per        Net      Gross    Income     Net     Per
Quarter   Sales     Margin     Tax    Income   Share      Sales     Margin     Tax    Income   Share
====================================================================================================
First   $ 29,743   $ 7,742   $1,006   $1,722   $.21     $ 31,989   $ 8,206   $1,038   $1,918   $.23
Second    29,464     7,785      927    1,612    .21       30,434     7,900    1,002    1,876    .22
Third     28,146     6,914    1,163    1,995**  .27       31,011     7,897    1,047    1,784    .21
Fourth    29,167     7,886      906    1,844    .25       28,851     7,122      701    1,627    .20
---------------------------------------------------------------------------------------------------
Year    $116,520   $30,327   $4,002   $7,173   $.93     $122,285   $31,125   $3,788   $7,205   $.86
===================================================================================================

* Per share data has been restated for the 3-for-2 stock split declared in May 1998 and is presented on a diluted basis.

** 1999 third quarter net income includes nonrecurring net income of $500,000 related to a net gain on disposal of property partially offset by retirement benefit expense.

Quarterly earnings per share and annual earnings per share may not equal due to rounding differences in the average weighted shares outstanding used to calculate earnings per share for each respective period.





SUMMARY OF STOCK QUOTATIONS

                      1999                         1998                         1997
             --------------------         --------------------        ---------------------
Quarter      High             Low         High             Low         High             Low
===========================================================================================
First       $10.00         $ 8.00        $13.00         $ 9.00        $ 8.67         $ 7.28
Second       11.00           7.94         14.33          10.50         11.00           8.00
Third        11.00           8.88         13.00           9.00         12.67          10.33
Fourth       10.00           7.50         10.44           8.25         12.00           9.67
-------------------------------------------------------------------------------------------
Year        $11.00         $ 7.50        $14.33         $ 8.25        $12.67         $ 7.28
===========================================================================================


The above information was obtained from the National Association of Securities Dealers, Inc. (NASD) Monthly Statistical Report. The Company's stock is traded in the over-the-counter National Market System under the symbol FARC. Price per share has been restated for the 3 for 2 stock split declared in May 1998.

No cash dividends were declared on the Company's common stock in 1999, 1998 or 1997.

                                                   Farr Company and Subsidiaries
CORPORATE INFORMATION

DIRECTORS
---------

Farr Company

Robert Batinovich
         Chairman and Chief Executive Officer
         Glenborough Realty Trust Incorporated NYSE, GLB
         Management of Commercial Real Estate  (2)

Richard P. Bermingham
         Chairman
         Bermingham Investment Company  (1) (3)

Denis R. Brown, Jr.
         President and Chief Executive Officer
         Pinkerton, Inc.
         Security & Investigation Services  (2)

A. Frederick Gerstell
         Vice Chairman, Director and Consultant
         Vulcan Materials Company   (2)

John C. Johnston
         President and Chief Executive Officer
         Farr Company   (3)

John J. Kimes
         Chief Executive Officer and President
         Computerized Security Systems, Inc.
         Manufacturer of Electronic and
         Mechanical Lock Hardware and Systems  (1)

H. Jack Meany
         Chairman of the Board of Directors
         Farr Company  (3)

John A. Sullivan
         Financial Consultant
         Batchelder & Partners, Inc.  (1)

(1)  Audit Committee
(2)  Compensation Committee
(3)  Executive Committee



OFFICERS
--------

FARR COMPANY

H. Jack Meany
         Chairman of the Board of Directors

John C. Johnston
         President and Chief Executive Officer

Steve Pegg
         Senior Vice President, Chief Financial Officer,
         Treasurer and Secretary

Richard Larson
         Executive Vice President, Sales and Marketing

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
310-727-6300
Internet address: http://www.farrco.com     Registrar and Transfer Agent
Company's Internet home page offers
access to a variety of information          Chemical Mellon Shareholder Services
including Farr's products and services,     Los Angeles,  California
worldwide   operations,  financial
data, and stockholder related information.
                                            Legal Counsel
Subsidiaries and Joint Ventures
                                            Gibson, Dunn & Crutcher LLP
Farr, Inc., Montreal, Canada                Los Angeles, California
Farr Filtration, Ltd., Birmingham, England
QF Filters, SDN BHD, Malaysia
                                            Auditors

Manufacturing and Distribution Facilities   Arthur Andersen LLP
                                            Los Angeles, California
Jonesboro, Arkansas
Corcoran, California
Delano, California                          Form 10-K
Crystal Lake, Illinois
Holly Springs, Mississippi                  Stockholders of record as of March
Conover, North Carolina                     15, 2000 may obtain copies of the
Washington, North Carolina                  Company's Annual Report on Form 10-K
Montreal, Canada                            filed with the Securities and
Toronto, Canada                             Exchange Commission by writing to:
Birmingham, England                         Steve Pegg, 2201 Park Place,
Kuala Lumpur, Malaysia                      El Segundo, California  90245-4900
Paris, France


Manufacturing Licensees

Anfilco Ltd., Curgaon, India
Antung Trading Corp., Taipei, Taiwan
Boart MSA (PTY) Ltd. South Africa
Casiba S. A., Buenos Aires, Argentina
Genmech Engineering, Singapore
Industries Filvac S.A. de C.V., Mexico
Nihon Spindle Mfg., Co., Ltd.
  Osaka, Japan
QF Filters, SDN BHD, Malaysia (Joint Venture)
Taymac Ltd., Christchurch, New Zealand
Wilectec Co., Ltd., Kwai Chung, N.T.,
  Hong Kong

                                      FARR

                               1999 Annual Report